secured positions in "stretch" senior secured loans, also referred to as "unitranche" loans, which combine characteristics of traditional first-lien senior secured loans and subordinated loans, providing us with greater influence and security in the primary collateral of a borrower and potentially mitigating loss of principal should a borrower default. In addition to debt securities, we may acquire equity or detachable equity-related interests (including warrants) from a borrower. Typically, the debt in which we will invest is not initially rated by any rating agency; however, we believe that if such investments were rated, they would be rated below investment grade. Below investment grade securities, which are often referred to as "high yield" or "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. We intend to target investments that mature in four to six years from our investment.

We typically will not limit our loan commitments to a percentage of a traditional borrowing base, although we will attempt to protect against risk of loss on our debt investments by structuring, underwriting and pricing loans based on anticipated cash flows of our borrowers. The Legacy Funds have underwritten investments in more than 70 smaller and lower middle-market companies totaling more than $400 million of invested capital since 2000, and we believe that a continuation of this strategy will allow us to make structured investments with more attractive pricing and greater opportunities for meaningful equity participation than traditional asset-based, senior secured loans. Further, we expect to benefit from our investment adviser's long-standing relationships with many private equity fund sponsors, whose participation in portfolio companies, we believe, makes repayment from refinancing, asset sales and/or sales of the borrowers themselves more likely than a strategy whereby we consider investments only in founder-owned or non-sponsored borrowers.

Capitala Investment Advisors

We will be managed by Capitala Investment Advisors, whose investment team members have significant and diverse experience financing, advising, operating and investing in smaller and lower middle-market companies. Moreover, our investment adviser's investment team has refined its investment strategy by sourcing, reviewing, acquiring and monitoring more than 70 portfolio companies totaling more than $400 million of invested capital since 2000. Capitala Investment Advisors' investment team also manages CapitalSouth Partners SBIC Fund IV, L.P. ("Fund IV"), a private investment limited partnership providing financing solutions to companies that generate between $5 million and $50 million in annual revenues and have between $1 million and $5 million in annual EBITDA. Fund IV had its first closing in March 2013 and obtained SBA approval for its SBIC license in April 2013. In addition to Fund IV, affiliates of Capitala Investment Advisors manage several affiliated funds whereby institutional limited partners in the Legacy Funds have co-invested with the Legacy Funds in portfolio investments. We will not co-invest in transactions with other entities affiliated with Capitala Investment Advisors unless we obtain an exemptive order from the SEC or do so in accordance with existing regulatory guidance. We do not expect to make co-investments, or otherwise compete for investment opportunities, with Fund IV because its focus and investment strategy differ from our own.

Our investment adviser is led by Joseph B. Alala, III, our chief executive officer, president, chairman of our Board of Directors and the managing partner and chief investment officer of our investment adviser, Hunt Broyhill, a partner of our investment adviser, Stephen A. Arnall, our chief financial officer, and John F. McGlinn, our chief operating officer, secretary and treasurer, and a director of our investment adviser. Messrs. Alala, Broyhill and McGlinn serve as our investment adviser's investment committee. They are assisted by Christopher B. Norton and Michael S. Marr, our chief compliance officer, who both serve as directors of our investment adviser, as well as ten other investment professionals. See "Portfolio Management."

Our investment adviser's investment committee, as well as certain key investment team members that are involved in screening and underwriting portfolio transactions, have worked together for more than ten years. These investment professionals have an average of over 20 years of experience in various finance-related fields, including operations, corporate finance, investment banking, business law and merchant banking, and have collectively

Summary Risk Factors

The value of our assets, as well as the market price of our shares, will fluctuate. Our investments may be risky, and you may lose all or part of your investment in us. Investing in Capitala Finance involves other risks, including the following:

- We have no operating history as a BDC.

- We will depend upon Capitala Investment Advisors' key personnel for our future success.

- We operate in a highly competitive market for investment opportunities.

- We are a non-diversified investment company within the meaning of the 1940 Act. As a result, our portfolio may lack company diversification, which may subject us to a risk of significant loss if one or more of these companies defaults on its obligations under any of its debt instruments.

- Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.

- Investing in smaller and lower middle-market companies involves a high degree of risk, and our financial results may be affected adversely if one or more of our significant portfolio investments defaults on its loans or fails to perform as we expect.

- The lack of liquidity in our investments may adversely affect our business.

- An extended disruption in the capital markets and the credit markets could impair our ability to raise capital and negatively affect our business.

- As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

- We may borrow additional money, which would magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us, and the calculation of our base management fee based upon our gross assets may have the effect of encouraging our investment adviser to utilize leverage when it may not be advisable to do so.

- To the extent we borrow money to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

- There will be uncertainty as to the value of our portfolio investments.

- We may experience fluctuations in our quarterly and annual results.

- We will become subject to corporate-level income tax on all of our income if we are unable to qualify as a regulated investment company, or "RIC," under Subchapter M of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, which would have a material adverse effect on our financial performance.

- Our investment adviser is not obligated to reimburse us for any part of the incentive fee it receives from us that is based on accrued income that we never receive.

- Regulations governing our operation as a BDC affect our ability to raise additional capital and the way in which we do so.

- The market price of shares of our common stock may decline below our net asset value per share.

- Our common stock price may be volatile and may decrease substantially.

- We may not be able to pay you distributions, our distributions may not grow over time and a portion of our distributions may be a return of capital.

- Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

THE OFFERING

Common Stock Offered by Us . . . . 4,000,000 shares, plus 600,000 shares issuable pursuant to the over-allotment option granted to the underwriters.

Common Stock to be Outstanding After this Offering . . . . Approximately 10,822,936 shares (including approximately 6,822,836 shares to be issued to the Legacy Investors in connection with the Formation Transactions), excluding 600,000 shares issuable pursuant to the over-allotment option granted to the underwriters.

Use of Proceeds . . . . Our net proceeds from this offering will be approximately $80,000,000, assuming an initial public offering price of $20.00 per share. We do not expect that investors in this offering will experience dilution. See "Use of Proceeds." We plan to use the net proceeds of this offering for new investments in portfolio companies in accordance with our investment objective and strategies described in this prospectus and for general working capital purposes. We will also pay operating expenses, including advisory and administrative fees and expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within six to nine months from the consummation of this offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We expect that it may take more than three months to invest all of the net proceeds of this offering, in part because investments in private companies often require substantial research and due diligence. Pending such investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality temporary investments that mature in one year or less from the date of investment. See "Use of Proceeds."

Proposed NASDAQ Global Select Market symbol . . . . CPTA

Distributions . . . . To the extent that we have income available, we intend to make quarterly distributions to our stockholders for the first four full quarters subsequent to this offering and then make monthly distributions thereafter. Our monthly stockholder distributions, if any, will be determined by our Board of Directors on a quarterly basis. Any distribution to our stockholders will be declared out of assets legally available for distribution. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital, which is a return of a portion of a shareholder's original investment in our common stock, to the extent of an investor's basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain. Generally, a non-taxable return of capital will reduce an investor's basis in our stock for federal tax purposes, which will result in higher tax liability when the stock is sold.

Capitala Finance's first quarterly distribution, which will be payable for the third quarter of 2013, is expected to be approximately $0.35 per share. The actual amount of such distribution, if any, remains subject to approval by Capitala Finance's board of directors, and there can be no assurance that the distribution will be $0.35 per share. This dividend payment is contingent upon the completion of this offering during the third quarter of 2013. The amount of the dividend will be proportionately reduced to reflect the number of days remaining in the quarter after the completion of this offering. Purchasers in this offering will be entitled to receive this dividend payment. We anticipate that the dividend will be paid from post-offering taxable earnings, including interest and capital gains generated by our investment portfolio. However, if we do not generate sufficient taxable earnings during the year, the dividend may constitute a return of capital.

Lock-up Agreements . . . . Each of the Legacy Investors, Capitala Finance and each of our directors and officers has agreed that, for a period of 180 days from the date of this prospectus, such party will not, without the prior written consent of Deutsche Bank Securities Inc. and UBS Securities LLC and Barclays Capital Inc., on behalf of the underwriters, offer, pledge, sell, contract to sell or otherwise dispose of or agree to sell or otherwise dispose of, directly or indirectly or hedge any shares or any securities convertible into or exchangeable for shares, provided, however, that Capitala Finance may issue and sell shares pursuant to our dividend reinvestment plan and other limited exceptions.

Taxation . . . . We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. See "Distributions" and "Material U.S. Federal Income Tax Considerations."

Investment Advisory Fees . . . . We will pay Capitala Investment Advisors a fee for its services under the Investment Advisory Agreement consisting of two components — a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.75% of our gross assets, which is our total assets as reflected on our balance sheet and includes any borrowings for investment purposes. Although we do not anticipate making significant investments in derivative financial instruments, the fair value of any such investments, which will not necessarily equal their notional value, will be included in our calculation of gross assets. For the first twelve months following this offering, Capitala Investment Advisors has agreed to waive the portion of the base

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "us" or "Capitala Finance," or that "we" will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in Capitala Finance Corp.

Stockholder transaction expenses:	
Sales load (as a percentage of offering price)	— %[1]
Offering expenses (as a percentage of offering price)	— %[2]
Dividend reinvestment plan expenses	— [3]
Total stockholder transaction expenses (as a percentage of offering price)	— %
Annual expenses (as a percentage of net assets attributable to common stock):	
Base management fee	3.6%[4]
Incentive fees payable under our Investment Advisory Agreement	2.3%[5]
Interest payments on borrowed funds	4.2%[6]
Other expenses	2.2%[7]
Acquired fund fees and expenses	None[8]
Total annual expenses	12.3%

(1) The underwriting discounts and commissions (the sales load) with respect to shares sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering, and our stockholders immediately prior to pricing of this offering will bear the sales load through a reduction in the number of shares, and correspondingly, the value they will receive for their respective interests in the two SBIC subsidiaries we will acquire prior to pricing of this offering. See "Use of Proceeds."

(2) Estimated offering expenses are approximately $1,750,000. Our stockholders immediately prior to pricing of this offering will bear these offering expenses through a reduction in the number of shares, and correspondingly, the value they will receive for their respective interests in the two SBIC subsidiaries we will acquire prior to pricing of this offering. See "Use of Proceeds."

(3) The expenses of the dividend reinvestment plan are included in "other expenses."

(4) Reflects our base management fee as a percentage of net assets. Our base management fee under the Investment Advisory Agreement is calculated at an annual rate of 1.75% of our gross assets, which is our total assets as reflected on our balance sheet and includes any borrowings for investment purposes. For the first twelve months following this offering, Capitala Investment Advisors has agreed to waive the portion of the base management fee payable on cash and cash equivalents held at the Capitala Finance level, excluding cash and cash equivalents held by the Legacy Funds that will be acquired by Capitala Finance in connection with the Formation Transactions. See "Investment Advisory Agreement."

(5) Reflects the estimated annual incentive fees payable to our investment adviser, Capitala Investment Advisors, assuming full performance of the Legacy Portfolio. Based on our current business plan, we anticipate that substantially all of the net proceeds of this offering will be invested within six to nine months depending on the availability of investment opportunities that are consistent with our investment objective and other market conditions. The incentive fee consists of two parts:

The first part, which is payable quarterly in arrears, equals 20.0% of the excess, if any, of our "Pre-Incentive Fee Net Investment Income" that exceeds a 2.0% quarterly (8.0% annualized) hurdle rate, which we refer to as the "Hurdle," subject to a "catch-up" provision measured at the end of each calendar quarter. The first part of the incentive fee is computed and paid on income that may include interest that is accrued but not yet received in cash. The operation of the first part of the incentive fee for each quarter is as follows:

- no incentive fee is payable to our investment adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the Hurdle of 2.0%;

- 100% of our Pre-Incentive Fee Net Investment Income with respect to that portion of such Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle but is less than 2.5% in any calendar quarter (10.0% annualized) is payable to our investment adviser. We refer to this portion of our Pre-Incentive Fee Net Investment Income (which exceeds the Hurdle but is less than 2.5%) as the "catch-up." The "catch-up" is meant to provide our investment adviser with 20.0% of our Pre-Incentive Fee Net Investment Income, as if a Hurdle did not apply when our Pre-Incentive Fee Net Investment Income exceeds 2.5% in any calendar quarter; and

- 20.0% of the amount of our Pre-Incentive Fee Net Investment Income, if any, that exceeds 2.5% in any calendar quarter (10.0% annualized) is payable to our investment adviser (once the Hurdle is reached and the catch-up is achieved, 20.0% of all Pre-Incentive Fee Investment Income thereafter is allocated to our investment adviser).

The second part of the incentive fee equals 20.0% of our "Incentive Fee Capital Gains," if any, which equals our realized capital gains on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. The second part of the incentive fee is payable, in arrears, at the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing with the year ending December 31, 2013. We will defer cash payment of the portion of any incentive fee otherwise earned by our investment adviser that would, when taken together with all other incentive fees paid to our investment adviser during the most recent 12 full calendar month period ending on or prior to the date such payment is to be made, exceed 20% of the sum of (a) our pre-incentive fee net investment income during such period, (b) our net unrealized appreciation or depreciation during such period and (c) our net realized capital gains or losses during such period. Any deferred incentive fees will be carried over for payment in subsequent calculation periods to the extent such payment is payable under the Investment Advisory Agreement. Such deferred amounts will be calculated using a period of shorter than 12 full calendar months until 12 full calendar months have passed since completion of our initial public offering. For a more detailed discussion of the calculation of this fee, see "Investment Advisory Agreement."

(6) In addition to our existing SBA-guaranteed debentures, we may seek to issue additional SBA-guaranteed debentures as well as other forms of leverage and borrow funds to make investments, including before we have fully invested the proceeds of this offering, to the extent we determine that additional capital would allow us to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if our Board of Directors determines that leveraging our portfolio would be in our best interests and the best interests of our stockholders. We do not currently anticipate issuing any preferred stock. The costs associated with any borrowing will be indirectly borne by our investors. For purposes of this section, we have assumed that we will borrow for investment purposes an amount equal to an additional $50 million at an annual interest rate of 5.0%.

(7) "Other expenses" ($3.1 million, including costs and expenses associated with our formation and organization) are based upon estimates of the first full year of operations, and include our overhead expenses, including payments under our Administration Agreement based on our allocable portion of overhead and other expenses, and expenses relating to the Dividend Reinvestment Plan. See "Administration Agreement" and "Dividend Reinvestment Plan."

(8) We have no current intention to invest in the securities of other investment companies. However, we are permitted to make such investments in limited circumstances under the 1940 Act. If we were to make such investments, we would incur fees and our stockholders would pay two levels of fees. As we have no current expectation of making any such investments, any estimate of the amount of such fees would be highly speculative.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above and have excluded performance-based incentive fees. See Note 6 above for additional information regarding certain assumptions regarding our level of leverage subsequent to this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$100	$285	$452	$803

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or would have an insignificant impact on the expense amounts shown above, is not included in the example. This illustration assumes that we will not realize any capital gains (computed net of all realized capital losses and unrealized capital depreciation) in any of the indicated time periods. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses and returns to our investors would be higher. For example, if we assumed that we received our 5% annual return completely in the form of net realized capital gains on our investments, computed net of all cumulative unrealized depreciation on our investments, the projected dollar amount of total cumulative expenses set forth in the above illustration would be as follows:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$123	$343	$532	$895

Also, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, generally determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the dividend payment date, which may be at, above or below net asset value. See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. Failure to meet those requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of our qualification as a RIC. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses. The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any. Because we may use debt financing, we are subject to certain asset coverage ratio requirements under the 1940 Act, as well as future financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify as a RIC.

If we fail to qualify for RIC tax treatment for any reason and remain or become subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. See "Material U.S. Federal Income Tax Considerations — Taxation as a Regulated Investment Company."

We may not be able to pay you distributions, our distributions may not grow over time and a portion of our distributions may be a return of capital.

We intend to pay distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our Board of Directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board of Directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future.

When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital, which is a return of a portion of a shareholder's original investment in our common stock, to the extent of an investor's basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain. Generally, a non-taxable return of capital will reduce an investor's basis in our stock for federal tax purposes, which will result in higher tax liability when the stock is sold.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we will include in our taxable income certain amounts that we have not yet received in cash, such as PIK interest or original issue discount, which may arise if we receive warrants in connection with the origination of a loan or possibly in other circumstances. Such original issue discount or increases in loan balances as a result of contractual PIK arrangements will be included in our taxable income before we receive any corresponding cash payments. We also may be required to include in our taxable income certain other amounts that we will not receive in cash.

Since, in certain cases, we may recognize taxable income before or without receiving corresponding cash payments, we may have difficulty meeting the annual distribution requirement necessary to maintain our qualification as a RIC. Accordingly, to satisfy our RIC distribution requirements, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity

Our Board of Directors will be authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock, which could convey special rights and privileges to its owners.

Under Maryland General Corporation Law and our charter, our Board of Directors will be authorized to classify and reclassify any authorized but unissued shares of stock into one or more classes of stock, including preferred stock. Prior to issuance of shares of each class or series, our Board of Directors will be required by Maryland law and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. The cost of any such reclassification would be borne by our common stockholders. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. In addition, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. We currently have no plans to issue preferred stock. The issuance of preferred shares convertible into shares of common stock may also reduce the net income and net asset value per share of our common stock upon conversion, provided, that we will only be permitted to issue such convertible preferred stock to the extent we comply with the requirements of Section 61 of the 1940 Act, including obtaining common stockholder approval. These effects, among others, could have an adverse effect on your investment in our common stock.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law and our charter and bylaws contain provisions that may discourage, delay or make more difficult a change in control of Capitala Finance or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our Board of Directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or our board does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third-party to obtain control of us and increase the difficulty of consummating such a transaction.

We have also adopted measures that may make it difficult for a third-party to obtain control of us, including provisions of our charter classifying our Board of Directors in three classes serving staggered three-year terms, and authorizing our Board of Directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, to amend our charter without stockholder approval and to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

The foregoing provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. However, these provisions may deprive a shareholder of the opportunity to sell such shareholder's shares at a premium to a potential acquirer. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms. Our Board of Directors has considered both the positive

DISTRIBUTIONS

To the extent that we have income available, we intend to make quarterly distributions to our stockholders for the first four full quarters subsequent to this offering and then make monthly distributions thereafter. Our monthly stockholder distributions, if any, will be determined by our Board of Directors on a quarterly basis. Any distribution to our stockholders will be declared out of assets legally available for distribution. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of an investor's basis in our stock and, assuming that an investor holds our stock as a capital asset, thereafter as a capital gain. Generally, a non-taxable return of capital will reduce an investor's basis in our stock for federal tax purposes, which will result in higher tax liability when the stock is sold.

Capitala Finance's first quarterly distribution, which will be payable for the third quarter of 2013, is expected to be approximately $0.35 per share. The actual amount of such distribution, if any, remains subject to approval by Capitala Finance's board of directors, and there can be no assurance that the distribution will be $0.35 per share. This dividend payment is contingent upon the completion of this offering during the third quarter of 2013. The amount of the dividend will be proportionately reduced to reflect the number of days remaining in the quarter after the completion of this offering. Purchasers in this offering will be entitled to receive this dividend payment. We anticipate that the dividend will be paid from post-offering taxable earnings, including interest and capital gains generated by our investment portfolio. However, if we do not generate sufficient taxable earnings during the year, the dividend may constitute a return of capital, which is a return of a portion of a shareholder's original investment in our common stock.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code, beginning with our first taxable year ending December 31, 2013. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (a) 98% of our net ordinary income for such calendar year; (b) 98.2% of our capital gain net income for the one-year period ending on October 31 of the calendar year; and (c) any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we previously paid no U.S. federal income tax.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or in certain circumstances a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See "Material U.S. Federal Income Tax Considerations." We cannot assure you that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we may be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings.

Unless you elect to receive your distributions in cash, we intend to make such distributions in additional shares of our common stock under our dividend reinvestment plan. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. If you hold shares of our common stock in the name of a broker or financial intermediary, you should contact such broker or financial intermediary regarding your election to receive distributions in cash, in lieu of shares of our common stock. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our gross assets on which the base management fee and the incentive fee are determined and paid to Capitala Investment Advisors. See "Dividend Reinvestment Plan."

BUSINESS

We are a newly formed, externally managed non-diversified closed-end management investment company that intends to elect to be treated as a BDC under the 1940 Act prior to the consummation of this offering. We will be managed by Capitala Investment Advisors, and Capitala Advisors Corp. will provide the administrative services necessary for us to operate. We were formed to continue and expand the business of the Legacy Funds by making additional investments to the extent permitted by the SBA, as well as to make investments in portfolio companies directly at the Capitala Finance level. We do not expect that the investments we make through the Legacy Funds will be materially different than the investments we make at the Capitala Finance level.

We intend to invest primarily in traditional mezzanine, senior subordinated and unitranche debt, as well as senior and second-lien loans and, to a lesser extent, equity securities issued by smaller and lower middle-market companies. We expect to target companies in a diverse range of industries with a focus on the business services, manufacturing, consumer and retail, energy and healthcare industries, in which we believe we have particular expertise. These companies typically will have sufficient cash flow to cover debt service and, to a lesser extent, tangible and intangible assets available as collateral and security against our loan. We believe this will provide us with an attractive risk-adjusted return profile, while protecting principal and increasing the likelihood of repayment.

Our Investment Strategy

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We expect the companies in which we invest will generally have between $5 million and $30 million in trailing twelve month EBITDA. We believe our focus on mezzanine and senior subordinated loans will enable us to receive higher interest rates and more substantial equity participation. We may also invest in first-lien, senior secured positions in "stretch" senior secured loans, also referred to as "unitranche" loans, which combine characteristics of traditional first-lien senior secured loans and subordinated loans, providing us with greater influence and security in the primary collateral of a borrower and potentially mitigating loss of principal should a borrower default. In addition to debt securities, we may acquire equity or detachable equity-related interests (including warrants) from a borrower. Typically, the debt in which we will invest is not initially rated by any rating agency; however, we believe that if such investments were rated, they would be rated below investment grade. Below investment grade securities, which are often referred to as "high yield" or "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. We intend to target investments that mature in four to six years from our investment.

We typically will not limit our loan commitments to a percentage of a traditional borrowing base, although we will attempt to protect against risk of loss on our debt investments by structuring, underwriting and pricing loans based on anticipated cash flows of our borrowers. The Legacy Funds have underwritten investments in more than 70 smaller and lower middle-market companies totaling more than $400 million of invested capital since 2000, and we believe that a continuation of this strategy will allow us to make structured investments with more attractive pricing and greater opportunities for meaningful equity participation than traditional asset-based, senior secured loans. Further, we expect to benefit from our investment adviser's long-standing relationships with many private equity fund sponsors, whose participation in portfolio companies, we believe, makes repayment from refinancing, asset sales and/or sales of the borrowers themselves more likely than a strategy whereby we consider investments only in founder-owned or non-sponsored borrowers.

Capitala Investment Advisors

We will be managed by Capitala Investment Advisors, whose investment team members have significant and diverse experience financing, advising, operating and investing in smaller and lower middle-market companies. Moreover, our investment adviser's investment team has refined its investment strategy by sourcing, reviewing, acquiring and monitoring more than 70 portfolio companies totaling more than $400 million of

PORTFOLIO COMPANIES

The following table sets forth certain information as of March 31, 2013 for each portfolio company included in the Legacy Portfolio except that Fund II's investment in Vita Nonwovens, LLC as of March 31, 2013 is not included in the table below because it will be acquired by Fund IV prior to the Formation Transactions. The general terms of our expected debt and equity investments are described in "Business — Investments." Other than these investments, our only formal relationships with our portfolio companies will be the managerial assistance we may provide upon request and the board observer or participation rights we may receive in connection with our investment. Other than as indicated in the table below, we will not "control" and will not be an "affiliate" of any of these portfolio companies, each as defined in the 1940 Act, after completion of the Formation Transactions. In general, under the 1940 Act, we would "control" a portfolio company if we owned more than 25% of its voting securities and would be an "affiliate" of a portfolio company if we owned more than 5% of its voting securities.

Name and Address of Portfolio Company	Nature of Business	Type of Investment & General Terms	% of Class Held	Cost	Fair Value
AAE Acquisition, LLC[2] 13764 Airline Highway Baton Rouge, Louisiana 70817	Industrial Equipment Rental	Senior Secured Term Debt (13% Cash, Due 5/6/15)		$14,489,338	$14,500,000
		Membership Units	21.00%	25,000	2,973,000
Abutec Industries, Inc.[2] 2959 Cherokee Street, Suite 101 Kennesaw, Georgia 30144	Oil & Gas Services	Senior Secured Debt (10% Cash, Due 12/28/14)		1,000,000	1,000,000
		Subordinated Debt (12% Cash, 3% PIK, Due 12/28/17)		4,031,152	4,031,152
		Preferred Membership Units	15.50%	1,239,595	1,204,224
American Exteriors, Inc.[2,3] 1169 W. Littleton Blvd Littleton, Colorado 80120	Replacement Window Manufacturer	Senior Secured Debt (14.0% Cash, Due 12/31/14)		3,364,777	5,130,861
		Jr. Convertible Note (10.0% Cash, Due 6/30/15)		500,024	500,024
		Common Stock Warrant	15.00%	—	480,625
Best In Class[1] 2645 Metro Blvd. Maryland Heights, Missouri 63043	Corporate Fulfillment	Subordinated Debt (12.5% Cash, Due 9/15/13)		1,455,000	1,455,000
		Class A Preferred Units	26.82%	545,000	751,658
		Class B Preferred Units	26.82%	—	105,980
Boot Barn Holding Corporation 15776 Laguna Canyon Road Irvine, California 92618	Western Wear Retail	Subordinated Debt (12.5% Cash, Due 12/12/16)		15,000,000	15,000,000
		Common Stock	2.71%	2,400,000	4,971,491
Caregiver Services, Inc. 10451 NW 117th Avenue, Suite 110 Medley, Florida 33178	In-Home Healthcare Services	Common Stock	0.80%	280,000	236,391
		Common Stock Warrant	1.77%	—	528,849
Chef'N Corporation[2] 1525 4th Avenue, 7th Floor Seattle, Washington 98101	Culinary Products	Subordinated Debt (15% Cash, 3% optional PIK, Due 5/16/18)		6,300,000	6,300,000
		Series A Preferred Stock	9.42%	1,000,000	2,729,600
City Gear, LLC[2] 4841 Summer Avenue Memphis, Tennessee 38122	Footwear Retail	Subordinated Debt (13% Cash, Due 9/28/16)		4,230,770	4,230,770
		Preferred Membership Units	3.27%	1,269,230	1,136,840
		Membership Unit Warrant	6.55%	—	2,197,868
Corporate Visions, Inc.[2] 894 Incline Way Incline Village, Nevada 89451	Sales & Marketing Services	Subordinated Debt (14% Cash, 2% PIK, Due 3/22/18)		11,000,000	11,000,000
		Common Stock	14.69%	2,575,791	6,864,500
		Common Stock Warrant	2.67%	—	1,248,500
Fresh Food Concepts, Inc.[2,4] 6535 Caballero Blvd Buena Park, California 90620	Salsa Manufacturer	Subordinated Debt (13% Cash, 4% PIK, Due 11/30/15)		3,239,940	—
		Class A Common Units	14.00%	1,500,000	—
		Class C Common Unit Warrant	0.90%	42,764	—

Name and Address of Portfolio Company	Nature of Business	Type of Investment & General Terms	% of Class Held	Cost	Fair Value
GA Communications, Inc.[2] 2196 West Part Court Stone Mountain, Georgia 30087	Advertising & Marketing Services	Series A Preferred Stock Series B-1 Common Stock	7.09% 5.13%	1,998,000 2,000	2,192,500 2,648,949
Highwinds Capital, Inc. 807 W. Morse Blvd, Suite 101 Winter Park, Florida 32789	Usenet Hosting Services	Common Stock Common Stock Warrant	2.09% 0.54%	— —	5,705,002 1,471,772
Immersive Media Tactical Solutions, LLC[2] 11901 Bowman Drive, Suite 105 Fredericksburg, Virginia 22408	Specialty Defense Contractor	Senior Secured Term Debt (13% Cash, Due 10/6/16) Common Unit Warrant	 12.00%	1,300,000 —	467,000 —
Impresa Aerospace Holdings, LLC[2,5] 344 W. 157th Street Gardena, California 90248	Aerospace Parts Manufacturer	Subordinated Debt (12% Cash, 3% PIK, Due 4/28/16) Class A Membership Units Class C Membership Units	 6.04% 5.72%	11,420,334 900,000 317,114	7,049,423 — —
J&J Produce Holdings, Inc.[2] 4003 Seminole Pratt Whitney Road Loxahatchee, Florida 33470	Produce Distribution	Subordinated Debt (13% Cash, Due 7/16/18) Common Stock Common Stock Warrant	 5.70% 3.14%	5,181,800 818,200 —	5,181,800 882,303 486,041
KBP Investments, LLC[1] 2601 Bayshore Drive #1475 Miami, Florida 33133	QSR Franchisee	Class A Preferred Stock (Scheduled 10% Cash Dividend) Class A Common Stock	96.15% 27.12%	8,269,231 —	8,269,231 20,729,769
LJS Partners, LLC[2] 1441 Gardiner Lane Louisville, Kentucky 40213	QSR Franchisor	Common Stock	9.80%	1,500,000	14,441,000
Market E, Inc.[1] 10100 Santa Monica Blvd Suite 300 Century City, California 90067	Online Travel Sales & Marketing	Senior Secured Debt (14% Cash, 3% PIK, Due 12/31/13) Class A Preferred Stock Class B Preferred Stock Class A Common Stock	 60.00% 50.62% 35.00%	2,968,141 600,000 2,411,798 —	2,968,141 — 1,096,657 —
Medical Depot, Inc. 99 Seaview Drive Port Washington, New York 11050	Medical Device Manufacturer	Subordinated Debt (14% Cash, Due 10/11/16) Series C Convertible Preferred Stock	 32.17%	4,666,667 1,333,333	4,666,667 1,699,515
Micro Precision, LLC[1] 1102 Windam Road South Windam, Connecticut 06266	Conglomerate	Subordinated Debt (10% Cash, Due 9/16/16) Subordinated Debt (14% Cash, 4% PIK, Due 9/16/16) Common Stock	 25.60%	1,862,069 3,459,569 1,629,310	1,862,069 3,459,569 3,060,363
MJC Holdings, LLC[2] 4031 Merchant Road Fort Wayne, Indiana 46818	Specialty Clothing	Subordinated Debt (12% Cash, 2% PIK, Due 1/16/18) Series A Preferred Units	 15.27%	7,500,000 2,000,000	7,500,000 3,445,500
MMI Holdings, LLC[2] 325 McGill Avenue, Suite 195 Concord, North Carolina 28027	Medical Device Distributor	Subordinated Debt (6% Cash, Due 8/15/15) Senior Secured Debt (12% Cash, Due 10/17/14) Preferred Units Common Units	 100.00% 5.00%	400,000 2,600,000 1,000,000 —	400,000 2,600,000 1,171,980 169,269
Naples Lumber & Supply Co[2,3,6] 3828 Radio Road Naples, Florida 34104	Building Supplies	Subordinated Debt (6% Cash, Due 2/15/14) Common Stock Warrant	 7.26%	788,000 —	1,943,000 —
On-Site Fuel Services, Inc.[1] 1089A Old Fannin Road Brandon, Mississippi 39047	Fuel Transportation Services	Subordinated Debt (14% Cash, 4% PIK, Due 12/19/16) Series A Preferred Stock Series B Preferred Stock Common Stock	 41.38% 59.12% 37.25%	4,702,420 3,278,009 2,364,813 33,058	4,702,420 2,005,887 2,325,454 —

Name and Address of Portfolio Company	Nature of Business	Type of Investment & General Terms	% of Class Held	Cost	Fair Value
Pickaway Plains Ambulance Services, Inc.[2,3,4] 1950 Stoneridge Drive Circleville, Ohio 43113	Medical Transportation Services	Senior Secured Term Debt (13.0% Cash, Due 12/31/15) Common Stock Warrant	 5.00%	— —	— —
Precision Manufacturing, LLC[2] 5727 Superior Drive Morristown, Tennessee 37814	Industrial Boiler Manufacturer	Senior Secured Term Debt (13% Cash, Due 2/10/17) Membership Unit Warrant	 6.65%	2,500,000 —	2,447,000 255,885
Print Direction, Inc.[1,3] 1600 Indian Brook Way Norcross, Georgia 30093	Printing Services	Subordinated Debt (12% Cash, 6% PIK, Due 9/27/13) Subordinated Debt (7.75% Cash, Due 9/27/13) Common Stock	 70.00%	4,257,147 567,561 2,000,000	4,257,147 567,561 6,055,000
Source Capital Penray, LLC[2] 444 Denniston Court Wheeling, Illinois 60090	Automotive Chemicals & Lubricants	Subordinated Debt (13% Cash, Due 2/17/17) Membership Units Common Stock Warrant	 11.35% 6.65%	2,500,000 750,000 —	2,446,721 524,991 290,299
Source Capital SSCR, LLC[2] 851 Greensboro Road Cocoa, Florida 32926	Suntan Lotion Manufacturer	Senior Secured Term Debt (12% Cash, Due 7/6/17) Preferred Membership Units Membership Unit Warrant	 21.51% 0.99%	15,000,000 1,720,052 —	15,000,000 1,769,000 2,000
Source Recycling, LLC[2,7] 7600 Rolling Mill Road Baltimore, Maryland 21224	Metal Recycler	Subordinated Debt (13% Cash, Due 9/2/16) Membership Units Common Unit Warrant	 17.17% 0.96%	5,000,000 1,390,620 —	3,030,896 — —
Southern Pump & Tank Company, LLC[2,3] 4800 N. Graham Street Charlotte, North Carolina 28269	Petroleum Equipment Supplier	Senior Secured Term Debt (13% Cash, 6% PIK, Due 6/15/14) Senior Secured Term Debt (4% Cash, 6% PIK, Due 6/15/14) Common Stock Warrant	 10.00%	2,337,695 783,895 —	2,533,287 817,713 —
Sparus Holdings[2] 4487 South Old Peachtree Road Norcross, Georgia 30071	Energy Services	Subordinated Debt (12% Cash, Due 3/18/14) Series B Preferred Stock Common Stock Warrant	 21.32% 15.10%	7,000,000 1,000,000 —	7,000,000 496,312 —
Stoddard Hill Media Holdings, LLC 9100 West Chester Towne Center Road, Suite 200 West Chester, Ohio 45069	IT Hosting Services	Class D Preferred Units	7.00%	300,000	374,589
STX Healthcare Management Services, Inc.[2,3] 6300 West Loop South, Suite 650 Houston, Texas 77401	Dentistry Services	Subordinated Debt (14% Cash, Due 7/31/15) Common Stock Common Stock Warrant	 3.01% 2.24%	6,609,064 1,200,000 217,778	6,625,000 880,174 656,252
Take 5 Oil Change, LLC[2] 3621 Ridgelake Drive Metarie, Louisiana 70002	Quick Lube Services	Senior Secured Debt (10% Cash, Due 11/28/16) Common Stock	 7.83%	12,000,000 1,069,200	12,000,000 1,285,000
Tubular Textile Machinery, Inc.[1] 113 Woodside Drive Lexington, North Carolina 27292	Textile Equipment Manufacturer	Subordinated Debt (14% Cash, 3% PIK, Due 2/1/16) Class A Preferred Stock Common Stock	 100.00% 50.00%	6,649,932 1,000,000 1,000	6,649,932 1,126,525 742,644
V12 Holdings[2,3] 141 West Front Street, Suite 410 Red Bank, New Jersey 07701	Data Processing & Digital Marketing	Subordinated Debt (0% Cash, Due 12/31/14) Subordinated Debt (0% Cash, Due 12/31/14) Subordinated Debt (0% Cash, Due 12/31/14)		— — —	662,999 80,867 636,616

Name and Address of Portfolio Company	Nature of Business	Type of Investment & General Terms	% of Class Held	Cost	Fair Value
		Subordinated Debt (0% Cash, Due 12/31/14)		—	55,669
		Subordinated Debt (0% Cash, Due 12/31/14)		—	2,175,259
		Subordinated Debt (0% Cash, Due 12/31/14)		—	189,590
		Series A-1 Preferred Stock	37.50%	—	—
		Series A-3 Preferred Stock	25.00%	—	—
		Series A-5 Preferred Stock	20.53%	—	—
		Common Stock Warrant	10.62%	—	—
Worklife America, Inc. 6407 Parkland Drive Sarasota, Florida 34243	Professional Employer Organization	Senior Secured Debt (12% Cash, Due 12/28/16)		16,720,000	16,720,000
		Common Unit Warrant	3.00%	—	1,826,091
		Preferred Unit Warrant	3.00%	—	307,909
Total				$242,866,162	$303,667,542

1. "Control Company" as defined under the 1940 Act.
2. "Affiliate Company" as defined under the 1940 Act.
3. The maturity date of the original investment has been extended.
4. Due to a deterioration in credit quality, this investment is on non-accrual status.
5. Due to a deterioration in credit quality, the subordinated debt interest rate has been amended from its original rate of 14% cash and 3% PIK.
6. Due to a deterioration in credit quality, the subordinated debt interest rate has been amended from its original rate of 13% cash.
7. Due to a deterioration in credit quality, the subordinated debt cash interest has been deferred through the end of June 2013. Non-accrual status is possible in subsequent quarters.

Unless otherwise noted, PIK interest will continue to accrue and scheduled amortization payments will be collected, as applicable, for all securities.

Recent Portfolio Developments

In April 2013, the Legacy Funds invested approximately an additional $0.4 million in the existing subordinated debt of Sparus Holdings to finance working capital growth.

In April 2013, the Legacy Funds invested approximately an additional $3.1 million in the existing senior secured debt of Worklife America, Inc. to provide growth capital.

In April 2013, the Legacy Funds invested approximately an additional $4.5 million in the existing senior secured term debt of AAE Acquisition, LLC to facilitate a shareholder distribution.

In May 2013, the Legacy Funds invested approximately $3.4 million in senior secured debt of Tenere, Inc., a designer and fabricator of engineered metals, plastics and assemblies for the aerospace and medical industries.

In May 2013, the Legacy Funds invested approximately $7.6 million in senior secured term debt and common equity of CableOrganizer.com, Inc., an online distributor of electrical supplies, wire management solutions and related products.

In May 2013, the Legacy Funds invested approximately an additional $1.1 million in the existing subordinated debt and preferred equity of Impresa Aerospace, LLC to finance working capital growth.

In May 2013, the Legacy Funds received approximately $15.3 million from Boot Barn Holding Corporation in full repayment of its subordinated debt at par, including a $0.3 million pre-payment penalty.

Set forth below is a brief description of each portfolio company representing greater than 5% of the Legacy Portfolio as of March 31, 2013.

KBP Investments, LLC, a YUM! Brands franchisee, operates over 190 quick service restaurants, consisting primarily of single KFC concepts, but also including other YUM! restaurant brands.

AAE Acquisition, LLC is a holding company for Aerial Access Equipment, LLC, a business that rents and services a fleet of aerial lift equipment units to industrial and commercial customers in the petroleum production and refining, chemical and petrochemical, offshore fabrication and shipyard end-markets, located in the Gulf Coast.

WorkLife America, Inc., is a leading provider of financial and administrative solutions to the workplace, including human resource management, payroll and payroll tax administration, employment law compliance, workers' compensation and benefits services, to small- and medium-sized business clients.

Boot Barn Holding Corporation operates over 140 retail stores in 23 states, with a product mix that includes footwear, men's and women's apparel, and various accessories.

Corporate Visions, Inc., helps global business-to-business companies create mores sales opportunities, win more deals, and increase profitability by improving customer conversations with sales representatives.

Source Capital SSCR, LLC is a holding company for Sun & Skin Care Research, Inc., a leading manufacturer of branded and private label sun care products in the U.S. and key markets around the world.

LJS Partners, LLC is a holding company for Long John Silver's, a 100% franchised system operating over 1,300 units across the United States and Asia, and is a leading U.S. seafood quick-service restaurant concept.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Capitala Finance Corp.

We have audited the accompanying statement of assets, liabilities and owner's equity of Capitala Finance Corp. (the "Company") as of May 24, 2013, and the related statements of operations, changes in owner's equity, and cash flows for the period from February 21, 2013 (date of inception) to May 24, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Capitala Finance Corp. at May 24, 2013, and the results of its operations, changes in owner's equity, and cash flows for the period from February 21, 2013 (date of inception) to May 24, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, NY
May 29, 2013

Capitala Finance Corp.
Statement of Assets, Liabilities and Owner's Equity
May 24, 2013

ASSETS	
Cash	$100,000
Total Assets	$100,000
LIABILITIES AND OWNER'S EQUITY	
Accrued organization costs	$ 36,362
	36,362
Capital	100,000
Accumulated loss	(36,362)
Total owner's equity	63,638
Total liabilities and owner's equity	$100,000

See accompanying notes to the financial statements.

Capitala Finance Corp.
Statement of Operations
For the period from February 21, 2013 (Date of Inception) to May 24, 2013

Expenses

Organization costs	$ 36,362
Total Expenses	36,362
Net Loss	$(36,362)

See accompanying notes to the financial statements.

Capitala Finance Corp.
Statement of Changes in Owner's Equity
For the period from February 21, 2013 (Date of Inception) to May 24, 2013

Owner's equity beginning of the period	$ —
Capital contributions	100,000
Net loss	(36,362)
Owner's equity, end of period	$ 63,638

See accompanying notes to the financial statements.

Capitala Finance Corp.
Statement of Cash Flows
For the period from February 21, 2013 (Date of Inception) to May 24, 2013

Cash flows from operating activities	
Net loss	$ (36,362)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities	
Increase in accrued organization costs	36,362
Net cash provided by (used in) operating activities	—
Cash flows from financing activities	
Owner's capital contributions	100,000
Net cash provided by financing activities	100,000
Net change in cash	100,000
Cash, beginning of the period	—
Cash, end of the period	$100,000

See accompanying notes to the financial statements.

Capitala Finance Corp.

Notes to the Financial Statements

May 24, 2013

Note 1. Organization

Capitala Finance Corp. (the "Company") is a Maryland Corporation formed on February 21, 2013. The Company is a newly organized closed-end management investment company that intends to elect to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended, prior to its initial public offering ("IPO"). The Company intends to raise common equity in its IPO.

During the period between February 21, 2013 (date of inception) and May 24, 2013, the Capitala Investment Advisors, the SEC Registered Investment Advisor ("RIA") of the Company, by direction of Joseph B. Alala, sole director, contributed $100,000 of capital to the Company. Immediately prior to the IPO, the Company will acquire, through a series of transactions, the legacy portfolio of CapitalSouth Partners Fund II ("Fund II") and CapitalSouth Partners SBIC III ("SBIC III" and with Fund II the "Legacy Funds"), based on a fair market value of the assets held, determined by the Board of Directors. The Legacy Funds are managed by affiliates of the Investment Adviser. The legacy investors of the Legacy Funds will receive common stock in exchange for their ownership.

Other than the contributed capital of $100,000 to the Company, and certain organizational costs and registration fees incurred related to the pending IPO, the Company has not commenced operations.

Note 2. Significant Accounting Policies and Basis of Presentation

The accompanying financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States ("U.S.").

Cash

The Company maintains its cash balance in a checking account at a financial institution. The cash is not subject to any restriction for withdrawal.

Note 3. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

Note 4. Organizational Expenses and Offering Costs

Organizational expenses consist principally of legal and accounting fees incurred in connection with the organization of the Company and have been expensed as incurred. In the event the IPO does not occur, the Company will not incur all such expenses and may not be able to pay expenses that are incurred in excess of $100,000. Additional offering costs, which will consist principally of underwriting fees, registration costs, and legal costs, are not yet estimable. The Legacy Funds' investors will bear such offering costs described above.

Note 5. Federal Income Taxes

The Company intends to elect to be regulated as a BDC under the Investment Company Act of 1940, as amended. Therefore, provision for Federal, state and local income taxes has been made to the accompanying financial statements.

The Company evaluated tax positions it has taken, expects to take or that are otherwise relevant to the Company for purposes of determining whether any relevant tax positions would "more-likely-than-not" be sustained by the applicable tax authority. The Company has analyzed such tax positions and has concluded that no unrecognized tax benefits should be recorded for uncertain tax positions for tax years that may be open. The Company identified its major tax jurisdictions as U.S. Federal and state jurisdictions as well as foreign jurisdictions where the Company makes significant investments. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Company records tax positions that are not deemed to meet a more-likely-than-not threshold as tax expenses as well as any applicable penalties or interest associated with such positions. During the period from February 21, 2013 (Date of Inception) to May 24, 2013 there were no tax expenses and no interest and penalties were incurred.

Note 6. Indemnification

In the normal course of business, the Company may enter into certain contracts that provide a variety of indemnities. The Company's maximum exposure under these indemnities is unknown. The Company does not consider it necessary to record a liability in this regard.

Note 7. Related Party Transactions

The Company will enter an Investment Advisory Agreement with the RIA for management services. The advisory services fee will consist of two components – a base management fee and an incentive fee. For the period from February 21, 2013 (Date of Inception) to May 24, 2013 no management fees or incentive fees were accrued or paid, as the Company has not yet commenced operations.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CapitalSouth Partners Fund II Limited Partnership
(A North Carolina Limited Partnership)
Charlotte, North Carolina

We have audited the accompanying statements of financial position of CapitalSouth Partners Fund II Limited Partnership (the "Fund"), including the schedules of investments, as of December 31, 2012 and 2011, and the related statements of operations, changes in partners' capital, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Fund as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ DIXON HUGHES GOODMAN LLP

High Point, North Carolina
June 18, 2013

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
STATEMENTS OF FINANCIAL POSITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Portfolio investments at fair value:		
Non-control/non-affiliate investments	$ 30,498,043	$28,846,090
Affiliate investments	35,337,919	26,971,740
Control investments	26,123,537	19,522,437
TOTAL INVESTMENTS AT FAIR VALUE	91,959,499	75,340,267
Cash and cash equivalents (including restricted cash of $56,461 at December 31, 2011)	9,865,912	9,142,188
Interest and dividends receivable	591,174	519,573
Due from related parties	257,470	141,612
Deferred financing fees, net of accumulated amortization of $1,099,001 in 2012 and $904,041 in 2011	850,600	1,045,560
TOTAL ASSETS	$103,524,655	$86,189,200
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$ 999,331	$ 1,159,866
Due to related parties	152,231	255,664
SBA-guaranteed debentures payable	52,200,000	52,200,000
TOTAL LIABILITIES	53,351,562	53,615,530
Partners' capital:		
General partner	270,000	202,505
Limited partners	25,915,000	19,442,500
Accumulated net realized earnings	3,589,650	2,643,767
Net unrealized appreciation on investments	20,398,443	10,284,898
TOTAL PARTNERS' CAPITAL	50,173,093	32,573,670
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$103,524,655	$86,189,200

See accompanying notes

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
INVESTMENT INCOME		
Loan interest, fee and dividend income:		
Non-control/non-affiliate investments	$ 2,434,769	$2,521,803
Affiliate investments	3,191,219	2,014,242
Control investments	1,512,921	1,664,961
TOTAL LOAN INTEREST, FEE AND DIVIDEND INCOME	7,138,909	6,201,006
Payment-in-kind interest income:		
Non-control / non-affiliate investments	183,262	224,356
Affiliate investments	142,366	167,106
Control investments	684,653	337,933
TOTAL PAYMENT-IN-KIND INTEREST INCOME	1,010,281	729,395
Interest income from cash and cash equivalent investments	48,023	110,234
Income from pass-through entities		
Non-control / non-affiliate investments	76	—
Affiliate investments	153,135	24,563
Control investments	17,941	123,394
	171,152	147,957
Other income	22,333	—
TOTAL INVESTMENT INCOME	8,390,698	7,188,592
EXPENSES		
Interest expense	3,082,786	2,941,582
Management fees	1,583,666	1,039,188
Professional fees	30,688	55,382
Other expenses	17,044	44,340
TOTAL EXPENSES	4,714,184	4,080,492
NET INVESTMENT INCOME	3,676,514	3,108,100
Net realized and unrealized gains(losses) on investments:		
Realized gain (loss) on investments		
Non-control/non-affiliate investments	69,127	(552,983)
Affiliate investments	437,388	93,460
Control investments	—	1,126,392
TOTAL NET REALIZED GAINS	506,515	666,869
NET CHANGE IN UNREALIZED APPRECIATION OF INVESTMENTS	10,113,545	5,980,280
TOTAL NET GAIN ON INVESTMENTS	10,620,060	6,647,149
NET INCOME	$14,296,574	$9,755,249

See accompanying notes

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Years Ended December 31, 2012 and 2011

	General Partner	Limited Partners	Accumulated Net Realized Earnings	Net Unrealized Appreciation on Investments	Total
BALANCE, December 31, 2010	$ 202,505	$ 19,442,500	$ (131,202)	$ 4,304,618	$23,818,421
Distributions to partners	—	—	(1,000,000)	—	(1,000,000)
Net investment income	—	—	3,108,100	—	3,108,100
Net realized gain on portfolio investments	—	—	666,869	—	666,869
Net change in unrealized gain on portfolio investments	—	—	—	5,980,280	5,980,280
BALANCE, December 31, 2011	202,505	19,442,500	2,643,767	10,284,898	32,573,670
Partners' capital contributions	67,495	6,472,500	—	—	6,539,995
Distributions to partners	—	—	(3,237,146)	—	(3,237,146)
Net investment income	—	—	3,676,514	—	3,676,514
Net realized gain on portfolio investments	—	—	506,515	—	506,515
Net change in unrealized gain on portfolio investments	—	—	—	10,113,545	10,113,545
BALANCE, December 31, 2012	$ 270,000	$ 25,915,000	$ 3,589,650	$ 20,398,443	$50,173,093

See accompanying notes

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 14,296,574	$ 9,755,249
Adjustments to reconcile net income to net cash used by operating activities:		
Purchases of portfolio investments	(12,588,031)	(28,928,125)
Proceeds from sale of portfolio investments	684,716	6,026,313
Repayments of portfolio investments	6,916,039	13,871,858
Net realized gain on portfolio investments	(506,515)	(666,869)
Change in net unrealized gain on portfolio investments	(10,113,545)	(5,980,280)
Payment-in-kind interest accrued, net of payments received	(734,415)	(592,923)
Accretion of original issue discount on portfolio investments	(275,865)	(136,472)
Amortization of deferred financing fees	194,960	187,306
Changes in assets and liabilities:		
Interest and dividends receivable	(71,601)	(118,220)
Due from related parties	(115,858)	—
Accounts payable and accrued expenses	(162,150)	121,963
Due to related parties	(5,075)	(118,348)
NET CASH USED BY OPERATING ACTIVITIES	(2,480,766)	(6,578,548)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of SBA-guaranteed debentures	—	15,700,000
Deferred financing fees paid	—	(537,725)
Partners' capital contributions	6,483,534	—
Prepayment of partners' capital contributions	—	48
Distributions paid	(3,279,044)	(941,951)
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,204,490	14,220,372
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 723,724	$ 7,641,824
CASH AND CASH EQUIVALENTS, beginning of year	9,142,188	1,500,364
CASH AND CASH EQUIVALENTS, end of year	$ 9,865,912	$ 9,142,188
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ 2,888,204	$ 2,512,949
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
Distribution payable	$ (16,151)	$ (58,049)
Conversion of portfolio investment—loan to portfolio investment—equity security	$ 585,319	$ —
Release of restricted cash for partner's capital contribution	$ 56,461	$ —

See accompanying notes

F-13

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
SCHEDULE OF INVESTMENTS
December 31, 2012

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATE INVESTMENTS						
AAE Acquisition, LLC	Industrial Equipment Rental	Promissory Note (13% Cash, Due 5/6/15)	$7,244,054	$7,244,054	$7,250,000	
		Membership Units (5,482 units)		12,500	1,750,500	
			7,244,054	7,256,554	9,000,500	17.9%
American Exteriors, Inc.	Replacement Window Manufacturer	Promissory Note (14% Cash, Due 7/31/13)	1,141,201	841,207	1,284,177	
		Jr. Convertible Note (10.0% Cash, Due 6/30/2015)	125,006	—	125,006	
		Common Stock Warrant (3.75% fully diluted)		—	80,859	
			1,266,207	841,207	1,490,042	3.0%
Boot Barn Holding Corporation	Western Wear Retail	Promissory Note (12.5% Cash, Due 12/12/16)	3,750,000	3,750,000	3,750,000	
		Common Stock (600 shares)		600,000	1,232,000	
			3,750,000	4,350,000	4,982,000	9.9%
Caregiver Services, Inc.	In-Home Healthcare Services	Common Stock (146,593 shares)		140,000	115,610	
		Common Stock Warrant (327,954 shares)		—	258,640	
				140,000	374,250	0.8%
Highwinds Capital, Inc.	Usenet Hosting Services	Common Stock (33,176 shares)		—	4,739,200	
		Common Stock Warrants (543.6 shares)		—	77,640	
				—	4,816,840	9.6%
Immersive Media Tactical Solutions, LLC	Specialty Defense Contractor	Promissory Note (13% Cash, Due 10/6/16)	325,000	325,000	116,750	
		Common Stock Warrant (3.0% fully diluted)		—	—	
			325,000	325,000	116,750	0.2%
Medical Depot, Inc.	Medical Device Manufacturer	Promissory Note (14% Cash, Due 10/11/16)	1,166,667	1,166,667	1,166,667	
		Series C Convertible Preferred Stock (185 shares)		333,333	404,750	
			1,166,667	1,500,000	1,571,417	3.1%
Naples Lumber & Supply Co	Building Supplies	Promissory Note (4% Cash, 4% PIK, Due 2/15/13)	984,375	394,000	971,500	
		Warrant (3.625% ownership)		—	—	
			984,375	394,000	971,500	1.9%
Precision Manufacturing, LLC	Industrial Boiler Manufacturer	Promissory Note (13% Cash, Due 2/10/17)	625,000	625,000	611,750	
		Membership Units (17,500 units)		—	53,250	
			625,000	625,000	665,000	1.3%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATE INVESTMENTS						
Southern Pump and Tank Company, LLC	Petroleum Equipment Supplier	Promissory Note (13% Cash, 6% PIK, Due 6/15/14)	$ 1,679,419	$ 1,679,419	$ 1,679,419	
		Promissory Note (4% Cash, 6% PIK, Due 6/15/14)	877,293	643,155	877,293	
		Promissory Note (13% Cash, 6% PIK, Due 6/15/14)	124,088	124,088	124,088	
		Common Stock Warrant (8% stock)		—	—	
			2,680,800	2,446,662	2,680,800	5.4%
Stoddard Hill Media Holdings, LLC	IT Hosting Services	Class D Preferred Units (33,040 shares)		75,000	92,875	
				75,000	92,875	0.2%
Worklife America, Inc.	Professional Employer Organization	Promissory Note (12% Cash, Due 12/28/16)	3,248,798	3,248,798	3,248,798	
		Common Warrant (0.74%)		—	416,964	
		Preferred Warrant (0.74%)		—	70,307	
			3,248,798	3,248,798	3,736,069	7.5%
Total Non-Control/ Non-Affiliated Investments			21,290,901	21,202,221	30,498,043	60.8%
AFFILIATE INVESTMENTS						
Abutec Industries, Inc.	Oil & Gas Services	Promissory Note (12% Cash, 3% PIK, Due 12/28/17)	800,000	800,000	800,000	
		Promissory Note (10% Cash, Due 12/28/17)	200,000	200,000	200,000	
		Membership Units (3.099%)		247,919	247,919	
			1,000,000	1,247,919	1,247,919	2.5%
Chef'N Corporation	Culinary Products	Promissory Note (15% Cash, 3% optional PIK, Due 5/16/18)	1,575,000	1,575,000	1,575,000	
		Series A Preferred Stock (250,000 shares)		250,000	617,239	
			1,575,000	1,825,000	2,192,239	4.4%
City Gear, LLC	Footwear Retail	Promissory Note (13% Cash, Due 9/28/16)	423,077	423,077	423,077	
		Preferred Membership Interest (0.99% ownership)		126,923	182,509	
		Preferred Membership Interest Warrant		—	107,446	
			423,077	550,000	713,032	1.4%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATE INVESTMENTS						
Corporate Visions, Inc.	Sales & Marketing Services	Common Stock (500,000 shares)		$ 500,000	$ 1,482,091	
		Common Stock Warrant (100.814 shares)		—	269,835	
				500,000	1,751,926	3.5%
Fresh Foods Concepts, Inc.	Salsa Manufacturer	Promissory Note (13% Cash, 4% PIK, Due 11/30/15)	$ 809,985	809,985	—	
		Class A Common Units (375 units)		375,000	—	
		Class C Common Unit Warrants (41.35 units)		10,691	—	
			809,985	1,195,676	—	0.0%
GA Communications, Inc.	Advertising & Marketing Services	Promissory Note (12.5% Cash, Due 4/14/17)	3,250,000	3,250,000	3,250,000	
		Series A Preferred Stock (499.5 shares)		499,500	548,500	
		Series B-1 Common Stock (50,000,000 shares)		500	814,875	
			3,250,000	3,750,000	4,613,375	9.2%
Impresa Aerospace Holdings, LLC	Aerospace Parts Manufacturer	Promissory Note (12% Cash, 3% PIK, Due 4/28/16)	2,175,148	2,175,148	1,305,089	
		Class A Membership Units (225,000 units)		225,000	—	
		Class C Membership Units (79,278 units)		79,278	—	
			2,175,148	2,479,426	1,305,089	2.6%
J&J Produce Holdings, Inc.	Produce Distribution	Promissory Note (13% Cash, Due 7/16/18)	744,900	744,900	744,900	
		Common Stock (1,176 shares)		117,600	145,659	
		Common Stock Warrants (648 shares)		—	80,240	
			744,900	862,500	970,799	1.9%
LJS Partners, LLC	QSR Franchisor	Units of Participation (375,000 units)		375,000	3,777,875	
				375,000	3,777,875	7.5%
MJC Holdings, LLC	Specialty Clothing	Promissory Note (12% Cash 2% PIK, Due 1/16/18)	1,125,000	1,135,587	1,135,587	
		Series A Preferred Units (300,000 units)		300,000	414,346	
			1,125,000	1,435,587	1,549,933	3.1%
MMI Holdings, LLC	Medical Devise Distributor	Promissory Note (6% Cash, Due 8/15/15)	200,000	200,000	200,000	
		Preferred Units (500 Units)		500,000	574,500	
			200,000	700,000	774,500	1.5%

See accompanying notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
SCHEDULE OF INVESTMENTS
December 31, 2012

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATE INVESTMENTS						
Source Capital Penray, LLC	Automotive Chemicals & Lubricants	Promissory Note (13% Cash, Due 2/17/17)	$ 625,000	$ 625,000	$ 611,680	
		Membership Unit Warrants (3.4%)		187,500	134,784	
		Common Stock Warrant (18.82 shares SC Penray, LLC)		—	74,290	
			625,000	812,500	820,754	1.6%
Source Capital SSCR, LLC	Suntan Lotion Manufacturer	Promissory Note (12% Cash, Due 7/6/17)	2,944,134	2,944,134	2,944,134	
		Preferred Membership Units (3.66%)		349,616	216,512	
		Common Stock Warrant (0.25% Source Capital SSCR, LLC)		—	—	
			2,944,134	3,293,750	3,160,646	6.3%
Source Recycling, LLC	Metal Recycler	Promissory Note (13% Cash, Due9/2/16)	1,225,000	1,225,000	732,724	
		Membership Units (34,328.25 units)		347,655	—	
			1,225,000	1,572,655	732,724	1.5%
Sparus Holdings	Energy Services	Promissory Note (12% Cash, Due 3/18/14)	3,500,000	3,500,000	3,500,000	
		Series B Preferred Stock (2,851.77 shares)		500,000	286,608	
		Common Stock Warrant (1,745.27 shares)		—	—	
			3,500,000	4,000,000	3,786,608	7.5%
STX Healthcare Management Services, Inc.	Dentistry Services	Promissory Note (14% Cash, Due7/31/15)	3,296,581	3,296,581	3,312,500	
		Common Stock (600,000 shares)		600,000	389,500	
		Common Stock Warrant (422,892 shares)		108,889	290,000	
			3,296,581	4,005,470	3,992,000	8.0%
Take 5 Oil Change, LLC	Quick Lube Services	Promissory Note (10% Cash, Due 11/28/16)	3,000,000	3,000,000	3,000,000	
		Common Stock (2,673 shares)		267,300	312,000	
			3,000,000	3,267,300	3,312,000	6.6%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATE INVESTMENTS						
V12 Holdings	Data Processing & Digital Marketing	Promissory Note (0% Cash, Due 12/31/14)	$ 279,665	$ —	$ 279,665	
		Promissory Note (0% Cash, Due 12/31/14)	34,111	—	34,111	
		Promissory Note (0% Cash, Due 12/31/14)	380,329	—	296,755	
		Promissory Note (0% Cash, Due 12/31/14)	33,283	—	25,969	
		Promissory Note (0% Cash, Due 12/31/14)	2,200,000	—	—	
		Promissory Note (0% Cash, Due 12/31/14)	194,449	—	—	
		Series A-1 Preferred Stock (11,025 shares)		—	—	
		Series A-3 Preferred Stock (204,082 shares)		—	—	
		Series A-5 Preferred Stock (8,409 shares)		—	—	
		Common Stock Warrant (880,541 shares)		—	—	
			3,121,837	—	636,500	1.3%
Total Affiliated Investments			29,015,662	31,872,783	35,337,919	70.4%
CONTROL INVESTMENTS						
Best In Class	Corporate Fulfillment	Promissory Note (12.5% Cash, Due 9/15/13)	727,500	727,500	727,500	
		Class A Units (88.635 units)		272,500	381,567	
		Class B Units (45.455 units)		—	55,932	
			727,500	1,000,000	1,164,999	2.3%
KBP Investments, LLC	QSR Franchisee	Class A Preferred Stock (1,985 shares, 10% cash dividend)		1,984,615	1,984,615	
		Class A Common Stock (91,299 shares)		—	5,291,945	
				1,984,615	7,276,560	14.5%
Market E, Inc.	Online Travel Sales & Marketing	Promissory Note (10% Cash, 9% PIK, Due 12/31/13)	921,240	1,178,111	1,178,111	
		Class A Preferred Stock (240 shares)		240,000	—	
		Class B Preferred Stock (964 shares)		964,719	243,200	
		Class A Common Stock (240 shares)		—	—	
			921,240	2,382,830	1,421,311	2.8%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
CONTROL INVESTMENTS						
Micro Precision, LLC	Conglomerate	Promissory Note (10% Cash, Due 9/16/16)	$ 465,517	$ 465,517	$ 465,517	
		Promissory Note (14% Cash, 4% PIK, Due 9/16/16)	856,746	856,746	856,746	
		Common Stock (11.64 shares)		407,328	819,125	
			1,322,263	1,729,591	2,141,388	4.3%
On-Site Fuel Service, Inc.	Fuel Transportation Services	Promissory Note (14% Cash, 4% PIK, Due 12/19/16)	1,152,343	1,152,343	1,152,343	
		Preferred Stock (8,133 shares)		811,300	497,317	
		Common Stock (8,194 shares)		8,147	—	
		Preferred Stock Series B (5,853 shares)		585,319	586,685	
			1,152,343	2,557,109	2,236,345	4.5%
Print Direction, Inc.	Printing Services	Promissory Note (12% Cash, 6% PIK, Due 9/27/13)	2,549,279	2,549,279	2,549,681	
		Promissory Note (12% Cash, 6% PIK, Due 9/27/13)	763,142	763,142	763,142	
		Promissory Note (7.75% Cash Due 9/27/13)	454,049	454,049	454,049	
		Common Stock (14,603 shares)		1,575,000	4,417,875	
			3,766,470	5,341,470	8,184,747	16.3%
Tubular Textile Machinery, Inc.	Textile Equipment Manufacturer	Promissory Note (14% Cash, 3% PIK, Due 2/1/16)	1,650,076	1,650,076	1,650,076	
		Preferred Stock (250 shares)		250,000	275,250	
		Common Stock (75,000 shares)		250	182,750	
			1,650,076	1,900,326	2,108,076	4.2%
Vita Nonwovens	Textile Manufacturer	Promissory Note (14% Cash 4% PIK, Due 8/31/17)	1,115,111	1,115,111	1,115,111	
		Class A Preferred Units (475,000 units)		475,000	475,000	
			1,115,111	1,590,111	1,590,111	3.2%
Total Control Investments			10,655,003	18,486,052	26,123,537	52.1%
Total Investments			$60,961,566	$71,561,056	$91,959,499	183.3%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATE INVESTMENTS						
AAE Acquisition, LLC	Industrial Equipment Rental	Promissory Note (13% Cash, Due 5/6/15)	$7,241,596	$7,241,596	$7,250,000	
		Membership Units (4,498.23 units)		12,500	1,230,500	
			7,241,596	7,254,096	8,480,500	26.0%
American Exteriors, Inc.	Replacement Window Manufacturer	Promissory Note (14% Cash, Due 7/31/13)	1,141,201	841,207	806,250	
		Jr. Convertible Note (10.0% Cash, Due 6/30/2015)	125,006	—	103,500	
		Common Stock Warrant (3.75% fully diluted)		—	55,500	
			1,266,207	841,207	965,250	3.0%
Boot Barn Holding Corporation	Western Wear Retail	Promissory Note (12.5% Cash, Due 12/12/16)	3,750,000	3,750,000	3,750,000	
		Common Stock (600 shares)		600,000	600,000	
			3,750,000	4,350,000	4,350,000	13.4%
Caregiver Services, Inc.	In-Home Healthcare Services	Common Stock (146,593 shares)		140,000	98,852	
		Common Stock Warrant (327,954 shares)		—	221,148	
				140,000	320,000	1.0%
Highwinds Capital, Inc.	Usenet Hosting Services	Common Stock (33,176 shares)		—	4,739,200	
		Common Stock Warrants (543.6 shares)		—	77,640	
				—	4,816,840	14.8%
Immersive Media Tactical Solutions, LLC	Specialty Defense Contractor	Promissory Note (13% Cash, Due 10/6/16)	250,000	250,000	250,000	
		Common Stock Warrant (3.0% fully diluted)		—	—	
			250,000	250,000	250,000	0.8%
ISO Poly Films, Inc	Plastics & Packaging Manufacturer	Promissory Note (15% Cash, Due 6/30/2013)	2,000,000	2,000,000	2,000,000	
			2,000,000	2,000,000	2,000,000	6.1%
Medical Depot, Inc.	Medical Device Manufacturer	Promissory Note (14% Cash, Due 10/11/16)	1,166,667	1,166,667	1,166,667	
		Series C Convertible Preferred Stock (185 shares)		333,333	333,333	
			1,166,667	1,500,000	1,500,000	4.6%
Naples Lumber & Supply Co	Building Supplies	Promissory Note (4% Cash, 4% PIK, Due 2/15/13)	984,375	394,000	777,000	
		Warrant (3.625% ownership)		—	—	
			984,375	394,000	777,000	2.4%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATE INVESTMENTS						
Southern Pump and Tank Company, LLC	Petroleum Equipment Supplier	Promissory Note (13% Cash, 6% PIK, Due 6/15/14)	$ 1,533,407	$ 1,533,407	$ 1,389,750	
		Promissory Note (4% Cash, 6% PIK, Due 6/15/14)	850,852	612,453	734,250	
		Promissory Note (13% Cash, 6% PIK, Due 6/15/14)	—	—	—	
		Common Stock Warrant (8% stock)		—	—	
			2,384,259	2,145,860	2,124,000	6.5%
Stoddard Hill Media Holdings, LLC	IT Hosting Services	Class D Preferred Units (33,040 shares)		75,000	75,000	
				75,000	75,000	0.2%
Worklife America, Inc.	Professional Employer Organization	Promissory Note (12% Cash, Due 12/28/16)	3,187,500	3,187,500	3,187,500	
		Common Warrant (0.74%)		—	—	
		Preferred Warrant (.074%)		—	—	
			3,187,500	3,187,500	3,187,500	9.8%
Total Non-Control/ Non-Affiliated Investments			22,230,604	22,137,663	28,846,090	88.6%
AFFILIATE INVESTMENTS						
Chef'N Corporation	Culinary Products	Promissory Note (15% Cash, 3% optional PIK, Due 5/16/18)	1,575,000	1,575,000	1,575,000	
		Series A Preferred Stock (250,000 shares)		250,000	250,000	
			1,575,000	1,825,000	1,825,000	5.6%
Corporate Visions, Inc.	Sales & Marketing Services	Promissory Note (14% Cash Due 12/2/15)	500,000	500,000	500,000	
		Common Stock (500,000 shares)		500,000	865,750	
		Common Stock Warrant (100.814 shares)		—	154,625	
			500,000	1,000,000	1,520,375	4.7%
Fresh Foods Concepts, Inc.	Salsa Manufacturer	Promissory Note (13% Cash, 4% PIK, Due 11/30/15)	775,378	775,378	—	
		Class A Common Units (375 units)		375,000	—	
		Class C Common Unit Warrants (41.35 units)		10,691	—	
			775,378	1,161,069	—	0.0%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATE INVESTMENTS						
GA Communications, Inc.	Advertising & Marketing Services	Promissory Note (12.5% Cash, Due 4/14/17)	$ 3,250,000	$ 3,250,000	$ 3,250,000	
		Series A Preferred Stock (499.5 shares)		499,500	499,500	
		Series B-1 Common Stock (50,000,000 shares)		500	500	
			3,250,000	3,750,000	3,750,000	11.5%
Impresa Aerospace Holdings, LLC	Aerospace Parts Manufacturer	Promissory Note (12% Cash, 3% PIK, Due 4/28/16)	2,098,259	2,098,259	2,098,259	
		Class A Membership Units (225,000 units)		225,000	149,241	
		Class C Membership Units (75,503 units)		—	—	
			2,098,259	2,323,259	2,247,500	6.9%
Mission Critical Electronics	Electronics Manufacturer	Promissory Note (14% Cash, Due 1/31/16)	1,425,500	1,425,500	1,425,500	
		Promissory Note (10% Cash, Due 1/31/16)	75,000	75,000	75,000	
		Common Stock Warrants (2.377% fully diluted ownership)		—	215,875	
			1,500,500	1,500,500	1,716,375	5.3%
MMI Holdings, LLC	Medical Devise Distributor	Promissory Note (6% Cash, Due 8/15/15	200,000	200,000	200,000	
		Preferred Units (500 Units)		500,000	542,000	
			200,000	700,000	742,000	2.3%
Source Capital Penray, LLC	Automotive Chemicals & Lubricants	Membership Units (3.4%)		187,500	194,750	
				187,500	194,750	0.6%
Source Recycling, LLC	Metal Recycler	Promissory Note (13% Cash, Due 9/2/16)	1,100,000	1,100,000	1,100,000	
		Membership Units (34,328.25 units)		250,000	250,000	
			1,100,000	1,350,000	1,350,000	4.1%
Sparus Holdings	Energy Services	Promissory Note (12% Cash, Due 3/18/14)	3,500,000	3,500,000	3,500,000	
		Series B Preferred Stock (2,851.77 shares)		500,000	642,500	
		Common Stock Warrant (1,745.27 shares)		—	356,000	
			3,500,000	4,000,000	4,498,500	13.8%

See accompanying notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
SCHEDULE OF INVESTMENTS
December 31, 2011

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATE INVESTMENTS						
STX Healthcare Management Services, Inc.	Dentistry Services	Promissory Note (14% Cash, Due 7/31/15)	$ 3,264,972	$ 3,264,972	$ 3,312,500	
		Common Stock (600,000 shares)		600,000	176,000	
		Common Stock Warrant (422,892 shares)		108,889	234,500	
			3,264,972	3,973,861	3,723,000	11.4%
Take 5 Oil Change, LLC	Quick Lube Services	Promissory Note (10% Cash, Due 11/28/16)	4,375,000	4,375,000	4,375,000	
		Common Stock (4,455 shares)		445,500	445,500	
			4,375,000	4,820,500	4,820,500	14.8%
V12 Holdings	Data Processing & Digital Marketing	Promissory Note (0% Cash, Due 12/31/14)	279,665	—	583,740	
		Promissory Note (0% Cash, Due 12/31/14)	34,111	—	—	
		Promissory Note (0% Cash, Due 12/31/14)	380,329	—	—	
		Promissory Note (0% Cash, Due 12/31/14)	33,283	—	—	
		Promissory Note (0% Cash, Due 12/31/14)	2,200,000	—	—	
		Promissory Note (0% Cash, Due 12/31/14)	194,449	—	—	
		Series A-1 Preferred Stock (11,025 shares)		—	—	
		Series A-3 Preferred Stock (204,082 shares)		—	—	
		Series A-5 Preferred Stock (8,409 shares)		—	—	
		Common Stock Warrant (880,541 shares)		—	—	
			3,121,837	—	583,740	1.8%
Total Affiliated Investments			25,260,946	26,591,689	26,971,740	82.8%
CONTROL INVESTMENTS						
Best In Class	Corporate Fulfillment	Promissory Note (12.5% Cash, Due 9/15/13)	727,500	727,500	727,500	
		Class A Units (88.635 units)		272,500	282,250	
		Class B Units (45.455 units)		—	—	
			727,500	1,000,000	1,009,750	3.1%
KBP Investments, LLC	QSR Franchisee	Class A Preferred Stock (1,985 shares, 10% cash dividend)		1,983,000	1,983,000	
		Class A Common Stock (91,299 shares)		—	2,064,600	
				1,983,000	4,047,600	12.4%

See accompanying notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
SCHEDULE OF INVESTMENTS
December 31, 2011

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
CONTROL INVESTMENTS						
Market E, Inc.	Online Travel Sales & Marketing	Promissory Note (10% Cash, 9% PIK, Due 12/31/13)	$ 921,240	$ 1,170,095	$ 1,170,400	
		Class A Preferred Stock (240 shares)		240,000	210,400	
		Class B Preferred Stock (964 shares)		964,719	—	
		Class A Common Stock (240 shares)		—	—	
			921,240	2,374,814	1,380,800	4.3%
Micro Precision, LLC	Conglomerate	Promissory Note (10% Cash, Due 9/16/16)	465,517	465,517	465,517	
		Promissory Note (14% Cash, 4% PIK, Due 9/16/16)	824,159	824,159	824,159	
		Common Stock (11.64 shares)		407,328	665,875	
			1,289,676	1,697,004	1,955,551	6.0%
On-Site Fuel Service, Inc.	Fuel Transportation Services	Promissory Note (14% Cash, 4% PIK, Due 12/19/16)	1,669,837	1,669,837	1,667,428	
		Preferred Stock (8,133 shares)		811,300	811,300	
		Common Stock (8,194 shares)		8,147	8,147	
			1,669,837	2,489,284	2,486,875	7.6%
Print Direction, Inc.	Printing Services	Promissory Note (12% Cash, 6% PIK, Due 9/27/13)	2,399,189	2,399,189	2,399,189	
		Promissory Note (12% Cash, 6% PIK, Due 9/27/13)	718,094	718,094	725,261	
		Promissory Note (7.75% Cash Due 9/27/13)	454,048	214,382	454,048	
		Common Stock (14,603 shares)		1,575,000	2,317,613	
			3,571,331	4,906,665	5,896,111	18.1%
Tubular Textile Machinery, Inc.	Textile Equipment Manufacturer	Promissory Note (14% Cash, 3% PIK, Due 2/1/16)	1,625,000	1,625,000	1,625,000	
		Preferred Stock (250 shares)		250,000	250,000	
		Common Stock (75,000 shares)		250	870,750	
			1,625,000	1,875,250	2,745,750	8.4%
Total Control Investments			9,804,584	16,326,017	19,522,437	59.9%
Total Investments			$57,296,134	$65,055,369	$75,340,267	231.3%

See accompanying notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

CapitalSouth Partners Fund II, Limited Partnership (the "Fund"), a North Carolina limited partnership, is a closed-ended investment company licensed by the Small Business Administration ("SBA") as a Small Business Investment Company ("SBIC"). The Fund was organized to make mezzanine investments, primarily in later-stage, middle-market companies located in the southeastern and middle-Atlantic regions of the United States. The Fund held its initial closing on October 16, 2002. The final closing was held on December 31, 2005.

CapitalSouth Partners F-II, LLC, a North Carolina limited liability company, is the General Partner (the "General Partner"). The Fund's administrative and day-to-day operational services are provided by Phoenix Holdings-NC, Inc. (the "Management Company").

During 2003, the Fund received approval to operate as an SBIC under the provisions of Section 301(c) of the Small Business Investment Act of 1958, as amended. As an SBIC, the Fund is subject to a variety of regulations concerning, among other things, the size and nature of the companies in which it may invest and the structure of those investments. The Fund's managers believe that the Fund is in compliance with all SBA regulations.

The Fund's limited partnership agreement was amended during 2008 to extend the term of the Fund, which will now end upon the expiration of the term of CapitalSouth Partners Fund III, L.P., in 2023. The General Partner may, with the approval of a majority of the limited partners, extend the term of the Fund as reasonably necessary to facilitate an orderly liquidation of the Fund's assets.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP"). In the opinion of management, the financial statements reflect all adjustments that are necessary for the fair presentation of financial results as of and for the periods presented.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Fund considers cash equivalents to be highly liquid investments with original maturities of three months or less at the date of purchase. Cash and cash equivalents include deposits in money market accounts. The Fund deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Interest and Dividends Receivable

Interest and dividends receivable represent obligations due from portfolio companies upon presentation. Loans, debt securities, and preferred stock dividends are placed on non-accrual status when collection of interest is considered doubtful. At that time, the full amount of any interest and dividends receivable is either reversed or fully reserved. The amount of interest not accrued because collection is in doubt totaled $143,665 and $103,376 at December 31, 2012 and 2011, respectively.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Financing Fees

Costs incurred to issue the SBA-guaranteed debentures payable are capitalized and are amortized over the term of the debt agreements under the straight-line method, which does not differ materially from the effective interest method.

Revenue Recognition

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when interest and/or principal payments on a loan become past due, or if the Fund otherwise does not expect the borrower to be able to service its debt and other obligations, the Fund will place the loan on non-accrual status, and will generally cease recognizing interest income on that loan for financial reporting purposes, until all principal and interest has been brought current through payment or due to a restructuring such that the interest income is deemed to be collectible. The fund writes off any previously accrued and uncollected interest when it is determined that interest is no longer considered collectible. Dividend income is recognized on the date dividends are declared. Origination, amendment, closing and/or commitment fees associated with investments in portfolio companies are recognized as income when the investment transaction closes. Prepayment penalties received by the Fund for debt instruments repaid prior to maturity date are recorded as income upon receipt.

The Fund holds debt investments in its portfolio that contain a payment-in-kind ("PIK") interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on the accrual basis to the extent that such amounts are expected to be collected. PIK interest is not accrued if the Fund does not expect the issuer to be able to pay all principal and interest when due. For the years ending December 31, 2012 and 2011, the Fund earned $734,411 and $592,923 in PIK interest, respectively.

Realized and Unrealized Gains or Losses on Investments

Realized gains or losses recorded upon disposition or impairment of investments are calculated on the difference between the net proceeds from disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. The Fund reports changes in fair value of investments as a component of the net change in unrealized appreciation (depreciation) on investments in the accompanying statement of operations.

Investment Classification

In accordance with the provisions of the Investment Company Act of 1940 (the "Act"), the Fund classifies investment by level of control. As defined in the 1940 Act, "Control Investments" are investments in those companies that the Fund is deemed to "Control." "Affiliate Investments" are investments in those companies that are "Affiliated Companies" of the Fund, as defined in the 1940 Act, other than Control Investments. "Non-Control/Non-Affiliate Investments" are those investments that are neither control Investments nor affiliate Investments. Generally under the 1940 Act, the Fund is deemed to control a company in which it has invested if the Fund owns more than 25% of the voting securities of such company and/or has greater than 50% representation on its board or has the power to exercise control over management or policies of such portfolio company. The Fund is deemed to be an affiliate of a company in which the Fund has invested if it owns between 5% and 25% of the voting securities of such company.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Earnings of the Fund are taxed directly to the partners; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Fund has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2012 and 2011. Fiscal years ending on or after December 31, 2009 remain subject to examination by federal and state tax authorities.

Valuation of Investments

The Fund has established and documented processes and methodologies for determining the fair values of portfolio investments on a recurring basis in accordance with ASC Topic 820—*Fair Value Measurements and Disclosures* ("ASC Topic 820"). Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurements*, (Topic 820), *Amendments to Achieve Common Fair Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes the application of some requirements for measuring fair value and requires additional disclosure for fair value measurements categorized in Level 3 of the fair value hierarchy. ASU 2011-04 was effective for interim and annual periods beginning after December 15, 2011. The Fund adopted this standard on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Fund's process for measuring fair values or on the Fund's financial statements, other than inclusion of additional required disclosures.

NOTE C – PORTFOLIO COMPANY INVESTMENTS

The Fund's portfolio investments principally consist of secured and unsecured debt, equity warrants and direct equity investment in privately held companies. The debt investments may or may not be secured by either first or second liens on the assets of the portfolio company. The debt investment generally bears interest at a fixed rate, and generally matures between five and seven years from the original investment. In connection with a debt investment, the Fund may also receive equity warrants and/or makes direct equity investments. The Fund's warrants or equity investment may be in a holding company related to the portfolio company.

As of December 31, 2012, the Fund had debt and equity investments in 38 portfolio companies with an aggregate fair value of $91,959,499 and a weighted average effective yield on its debt investments of 14.0%. At December 31, 2012 the Fund held equity or warrant ownership in 100% of its portfolio companies. As of December 31, 2011, the Fund had debt and equity investments in 32 portfolio companies with an aggregate fair value of $75,340,267 and a weighted average effective yield on its debt investments of 14.0%. At December 31, 2011 the Fund held equity or warrant ownership in 96.9% of its portfolio companies. The weighted average yields were computed using the effective interest rates for all debt investments at cost as of December 31, 2012 and 2011, including accretion of original issue discount and any accumulated PIK interest.

Purchases of debt and equity investments for the years ended December 31, 2012, and 2011 totaled $12,588,031 and $28,928,125, respectively.

NOTE C – PORTFOLIO COMPANY INVESTMENTS (Continued)

Investments by type with corresponding percentage of total portfolio investments consisted of the following:

	At Cost			
	December 31, 2012	Percent	December 31, 2011	Percent
Senior secured	$12,202,767	17.0%	$10,282,319	15.8%
Subordinated debt	44,658,682	62.4%	42,640,393	65.6%
Equity	14,567,527	20.4%	11,993,577	18.4%
Warrants*	132,080	0.2%	132,080	0.2%
	$71,561,056	100.0%	$65,055,369	100.0%

	At Fair Value			
	December 31, 2012	Percent	December 31, 2011	Percent
Senior secured	$12,437,488	13.5%	$10,254,667	13.6%
Subordinated debt	44,051,427	47.9%	43,213,751	57.4%
Equity	21,962,719	23.9%	12,522,261	16.6%
Warrants*	13,507,865	14.7%	9,349,588	12.4%
	$91,959,499	100.0%	$75,340,267	100.0%

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the years ended December 31, 2012 and 2011:

	Senior Secured and Subordinated Debt	Equity Securities	Warrants*	Total
Balance, January 1, 2011	$ 45,152,456	$12,244,988	$ 1,536,325	$ 58,933,769
Purchases	23,014,267	5,913,858	—	28,928,125
Proceeds received	(13,871,858)	(5,035,586)	(990,727)	(19,898,171)
PIK interest	592,923	—	—	592,923
Accretion of OID	136,472	—	—	136,472
Net change from unrealized to realized gains (losses)	(2,775,733)	2,628,030	814,572	666,869
Unrealized gains (losses)	1,219,891	(3,229,029)	7,989,418	5,980,280
Balance, December 31, 2011	$ 53,468,418	$12,522,261	$ 9,349,588	$ 75,340,267
Purchases	$ 10,419,040	$ 2,168,991	$ —	$ 12,588,031
Note converted to equity	(585,319)	585,319	—	—
Proceeds received	(6,916,039)	(684,716)	—	(7,600,755)
PIK interest	734,411	—	—	734,411
Accretion of OID	275,865	—	—	275,865
Other	1,620	—	—	1,620
Net change from unrealized to realized gains (losses)	—	169,370	337,145	506,515
Unrealized gains (losses)	(909,081)	7,201,494	3,821,132	10,113,545
Balance, December 31, 2012	$ 56,488,915	$21,962,719	$13,507,865	$ 91,959,499

*   *In addition to unexercised warrant securities, this classification includes all equity securities that have been obtained through the exercise of warrants.*

NOTE C – PORTFOLIO COMPANY INVESTMENTS (Continued)

All investments made by the Fund as of December 31, 2012 and 2011 were made in portfolio companies located in the U.S. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company's business. The following tables show portfolio composition by geographic region at cost and fair value as a percentage of total investments.

	At Cost			
	December 31, 2012	Percent	December 31, 2011	Percent
South	$49,861,584	69.7%	$43,870,016	67.4%
West	13,574,139	19.0%	15,375,849	23.6%
Midwest	3,323,087	4.6%	1,262,500	2.0%
Northeast	4,802,246	6.7%	4,547,004	7.0%
	$71,561,056	100.0%	$65,055,369	100.0%

	At Fair Value			
	December 31, 2012	Percent	December 31, 2011	Percent
South	$70,106,301	76.3%	$54,666,176	72.6%
West	13,142,607	14.3%	14,005,300	18.6%
Midwest	3,628,562	3.9%	1,279,500	1.7%
Northeast	5,082,029	5.5%	5,389,291	7.1%
	$91,959,499	100.0%	$75,340,267	100.0%

At December 31, 2012 and 2011, the Fund had one portfolio company investment that represented more than 10% of the total investment portfolio. This investment represented 10.1% and 11.2% of the cost of the total portfolio and 9.8% and 11.3% of the fair value as of December 31, 2012 and 2011, respectively.

During 2011, the Fund exited its equity positions in various portfolio companies. The Fund may receive additional proceeds from these sales, which are currently held in escrow. Release of these escrow funds is contingent upon certain indemnifications as stated in the stock redemption agreements. Therefore, the escrow balances, totaling approximately $719,750 and $1,024,400 at December 31, 2012 and 2011, respectively, have been fully reserved and no gain will be recognized on the escrowed funds until release. During 2012, the Fund received approximately $280,000 from the escrow funds and recognized a realized gain in the accompanying statement of operations.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE D – VALUATION OF INVESTMENTS

Under ASC Topic 820, portfolio investments recorded at fair value in the financial statements are classified within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value, as defined below:

- **Level 1**—Inputs are unadjusted, quoted prices in active market for identical assets or liabilities.

- **Level 2**—Inputs include quoted prices for similar assets in active markets or that are quoted prices for identical or similar assets in markets that are not active and inputs that are observable, either directly or indirectly, for substantially the full term, if applicable, of the investment.

- **Level 3**—Inputs include those that are both unobservable and significant to the overall fair value measurement.

An investment's classification within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Fund's investment portfolio is comprised of debt and equity securities of privately held companies for which quoted prices falling within the categories of Level 1 and Level 2 inputs are not available. Therefore, the Fund determines the fair value of its investments in good faith using Level 3 inputs, pursuant to a valuation policy and process that is established by the management of the Fund with assistance of certain third-party advisors and subsequently approved by the Fund's General Partner. There is no single standard for determining fair value in good faith, as fair value depends upon the specific circumstances of each individual investment. The recorded fair values of the Fund investment may differ significantly from fair values that would have been used, had an active market for the securities existed. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

The ranges and weighted average values of the significant Level 3 inputs used in the valuation of the Fund's debt and equity securities at December 31, 2012 are summarized as follows:

	Fair Value	Valuation Model	Level 3 Input	Range of Inputs	Weighted Average
Subordinated debt and 2nd lien notes	$41,377,117	Income Approach	Required Rate of Return Leverage Ratio Adjusted EBITDA	6.0% - 20.0% 1.7x - 10.2x $0.3 million - $31.7 million	14.7% 3.6x $9.0 million
Subordinated debt and 2nd lien notes	$ 2,674,313	Enterprise Value Waterfall Approach	Adjusted EBITDA Mutliple Adjusted EBITDA	4.5x - 11.0x $0.6 million - $3.8 million	7.1x $2.5 million
Senior debt and 1st lien notes	$12,437,487	Income Approach	Required Rate of Return Leverage Ratio Adjusted EBITDA	9.0% - 22.5% 2.2x - 18.3x $0.1 million - $13.4 million	12.3% 3.6x $6.3 million
Equity shares and warrants	$35,470,582	Enterprise Value Waterfall Approach	Adjusted EBITDA Multiple Adjusted EBITDA	4.0x - 11.0x $0.3 million - $34.3 million	6.9x $15.0 million

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE E – DEBT

SBA-Guaranteed Debentures

The Fund uses debenture leverage provided through the SBA to fund a portion of its investment purchases. The SBA has made commitments to guarantee $52,200,000 in the form of debenture securities to the Fund. There were no unused commitments as of December 31, 2012.

As of December 31, 2012 and 2011 the Fund's issued and outstanding SBA-guaranteed debentures mature as follows:

Date of Pooling	Fixed Maturity Date	Interest Rate	2012	2011
September 1, 2004	September 1, 2014	4.120%	$ 2,000,000	$ 2,000,000
September 1, 2004	September 1, 2014	4.684%	8,000,000	8,000,000
September 1, 2005	September 1, 2015	4.941%	8,000,000	8,000,000
September 1, 2005	September 1, 2015	5.524%	2,000,000	2,000,000
September 1, 2006	September 1, 2016	5.535%	11,500,000	11,500,000
March 1, 2009	March 1, 2019	4.620%	5,000,000	5,000,000
March 1, 2011	March 1, 2021	4.084%	15,700,000	15,700,000
			$52,200,000	$52,200,000

In addition to the stated interest rate, the SBA charges an annual administrative fee depending on the year in which the SBA issued its commitment. The annual administrative fee consisted of the following: 0.855% on $10,000,000 of the pooled debentures at December 31, 2012 and 2011; 0.871% on $10,000,000 of the pooled debentures at December 31, 2012 and 2011; 0.941% on $16,500,000 of pooled debentures at December 31, 2012 and 2011; and 0.515% on $15,700,000 of pooled debentures at December 31, 2012 and 2011.

The Fund is required to comply with SBA rules and regulations applicable to licensees at all times while this debt is outstanding. These debentures are subject to the terms and conditions set forth in the SBA regulations, with which management believes the Fund is in compliance at December 31, 2012.

As of December 31, 2012, if the Fund had adopted the fair value option under ASC Topic 825—*Financial Instruments* for all of its SBA-guaranteed debentures, the Fund estimates the fair value of its SBA-guaranteed debentures would be approximately $53,600,000, or $1,400,000 more than the $52,200,000 face value of the SBA-guaranteed debentures. As of December 31, 2011, the Fund estimates the fair value of its SBA-guaranteed debentures would be approximately $53,900,000, or $1,700,000 more than the $52,200,000 face value of the SBA-guaranteed debentures. These estimates are based on the Fund's borrowing rate as of December 31, 2012 and 2011, which are considered Level 3 inputs.

NOTE F – DISTRIBUTIONS

The Fund will distribute (a) dividends, interest and other ordinary investment income (including income from the Fund's investments in short-term instruments and deposits); and (b) proceeds received by the Fund upon maturity or disposition of the Fund's investments in portfolio companies (collectively, "net proceeds") at least annually, provided that, however, as an SBIC, the Fund generally will not be permitted to distribute any portion of net proceeds representing capital contributions to the Fund prior to the Fund's dissolution, and unless consented to by the SBA, and there remains no SBA leverage outstanding. The Fund may use such capital that is not returned to the Fund's partners to make additional investments in portfolio companies.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE F – DISTRIBUTIONS (Continued)

All distributions are subject to the Fund having available cash, and such distributions will be reduced by selling expenses and proceeds being retained by the General Partner to pay the expenses and liabilities of the Fund (including management fees and write-downs of portfolio company investments as determined under the Small Business Investment Act of 1958, as amended, and the rules, regulations and policies issued or announced thereunder). Additionally, the Fund will not make any distributions that would cause the amount of capital contributions from the Fund's investors to be less than permitted by the SBA to support the amount of SBA leverage outstanding at any time.

Distributions of net proceeds and distributions representing a return of the partners' capital contributions will be made in the following priority:

i.   100% to the Fund's partners pro rata, according to their respective contributions to the Fund, until such partners have received, on a cumulative basis, distributions equal to the Fund's cost basis in the portfolio company investment being disposed of, plus the Fund's cost basis in previously disposed investments, plus the amount of any write-downs of portfolio company investments, and plus the expenses of the Fund allocable to such investments;

ii. 100% to the Fund's partners until they have received their preferred return of 8% per annum, calculated on a simple basis, on the capital contributions that have been made to the Fund (less the amount of any distributions representing a return of such contributions to the Fund's partners);

iii. 100% to the Fund's General Partner until it has received an amount (without regard to its distributions in respect of its capital commitment) equal to 20% of the total amount distributed to it, and to all of the Fund's partners under (i) above, in respect of expense of the Fund, under (ii) above, this paragraph, and (iv) below, respectively; and

iv. Thereafter, 80% to the Fund's partners and 20% to the Fund's General Partner provided, however, that the requirement in (i) above, as to the return in distribution to the Fund's partners of its cost basis in portfolio company investments upon their disposition, shall apply only to the extent capital is permitted by the SBA to be returned to the Fund's partners.

NOTE G – MANAGEMENT FEE

The Management Company is responsible for most of the routine operating expenses of the Fund and is entitled to a quarterly management fee. The management fee for each fiscal quarter is the lesser of (a) an amount equal to an annual rate of 0.625% of the sum of (i) the Fund's regulatory capital and (ii) the amount of an assumed two tiers of outstanding leverage based on such regulatory capital, or (b) an amount negotiated between the General Partner and the Management Company. The management fee can be reduced by certain fees ultimately received by the Management Company from the portfolio companies. Payments of the management fee are made quarterly in advance. Certain direct expenses such as legal, audit, tax, and limited partner expense will be the responsibility of the Fund. The management fees for 2012 and 2011 were $1,583,666 and $1,039,188, respectively.

NOTE H – CONCENTRATION OF CREDIT RISK

The Fund's portfolio investment companies are located throughout the United States. As a result, any adverse impact on the economy of these regions could adversely impact the Fund's results of operations and financial position. The Fund has cash balances on deposit with local and regional banks in excess of the FDIC limit at December 31, 2012.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE H – CONCENTRATION OF CREDIT RISK (Continued)

Management of the Fund seeks investment opportunities that offer the possibility of attaining substantial capital appreciation. Certain events particular to each industry in which the Fund's investments conduct operations, as well as general economic conditions, may have a significant negative impact on the investees' operations and profitability. Such events are beyond the Fund's control, and the likelihood that they may occur and the effect on the Fund cannot be predicted.

NOTE I – COMMITMENTS AND CONTINGENCIES

The Fund may be subject to lawsuits, tax examinations or other claims arising out of the normal course of business. While the ultimate result of any unasserted claim cannot be determined, the General Partner does not expect that the disposition of any such matters would have a material adverse effect on the financial position or results of operations of the Fund.

In the normal course of business, the Fund is party to financial instruments with off-balance sheet risk, consisting primarily of unused commitments to extend credit, in the form of loans, to the Fund's portfolio companies. The balance of unused commitments to extend credit as of December 31, 2012 was $800,000. Since these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

NOTE J – RELATED-PARTY TRANSACTIONS

At December 31, 2012 and 2011, the Fund had the following receivables from (payables to) related parties relating to certain capital contributions, management fees, and reimbursable expenses:

	2012	2011
CapitalSouth Corporation	$ 101,300	$ 101,300
Phoenix Holdings-NC, Inc.	(119,746)	(106,634)
CapitalSouth Partners Fund I, Limited Partnership	—	(733)
CapitalSouth Partners SBIC Fund III, Limited Partnership	(14,458)	(33,787)
Limited Partners	138,143	(74,198)
	$ 105,239	$(114,052)

These amounts are reflected in the accompanying statements of financial position under the captions, "Due from related parties" and "Due to related parties." In 2010, a limited partner contributed 100% of its previously unfunded capital commitment to the Fund. Until the Fund calls additional capital from all partners, this amount will remain a liability of the Fund. The Fund has classified the cash deposit from the limited partner as restricted cash on the accompanying statement of financial position totaling $56,461 at December 31, 2011. During 2012, the Fund called this additional capital and, therefore, the cash deposit is no longer restricted as of December 31, 2012.

At times, the Fund maintains deposit accounts and certificates of deposit with financial institutions that are limited partners of the Fund. Total deposits with these financial institutions were approximately $1,520,000 and $993,000 at December 31, 2012 and 2011, respectively.

NOTE K – FINANCIAL HIGHLIGHTS

Financial highlights were as follows:

	Period Ending(1)	
Ratio to average net assets:(2)	**December 31, 2012**	**December 31, 2011**
Total expenses	**11.39%**	**14.47%**
Net investment income	**8.89%**	**11.02%**
Total return(3)	**34.56%**	**34.60%**

(1) The ratios represent the amounts for the Fund II Limited Partners only.
(2) Average net assets are based on the beginning and ending amounts of the LTM period then ending.
(3) Total return based upon the net increase (decrease) in net assets resulting from operations during the year divided by average annual net assets. A limited partner's return may vary from these returns based on participation in different expense arrangements (as applicable).

NOTE L – SUBSEQUENT EVENT

In May 2013, management has filed with the SEC an N-2 registration filing to pursue the formation of a Business Development Company (BDC). In this proposed transaction, the Fund will be acquired by Capitala Finance Corp (the BDC). Late in 2012, the Fund received the required amount of consents from the Limited Partners to pursue this transaction.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
Balance Sheets

	March 31, 2013	December 31, 2012
	(Unaudited)	
ASSETS		
Portfolio investments at fair value:		
Non-control/non-affiliate investments	$ 31,031,475	$ 30,498,043
Affiliate investments	36,465,846	35,337,919
Control investments	26,387,764	26,123,537
	93,885,085	91,959,499
Cash and cash equivalents	7,818,912	9,865,912
Interest receivable	645,334	591,174
Due from related parties	287,470	257,470
Deferred financing fees, net of accumulated amortization of $1,147,742 as of March 31, 2013 and $1,099,001 as of December 31, 2012	801,858	850,600
	$103,438,659	$103,524,655
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$ 271,497	$ 999,331
Due to related parties	100,711	152,231
SBA-guaranteed debentures payable	52,200,000	52,200,000
	52,572,208	53,351,562
Partners' capital:		
General partner	270,000	270,000
Limited partners	25,915,000	25,915,000
Accumulated net realized earnings	4,508,465	3,589,650
Net unrealized appreciation on investments	20,172,986	20,398,443
	50,866,451	50,173,093
	$103,438,659	$103,524,655

See accompanying notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
Unaudited Statements of Operations

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
INVESTMENT INCOME		
Loan interest, fee and dividend income:		
Non-control/non-affiliate investments	$ 684,753	$ 550,309
Affiliate investments	642,870	712,054
Control investments	360,891	329,742
TOTAL LOAN INTEREST, FEE AND DIVIDEND INCOME	1,688,514	1,592,105
Payment-in-kind interest income:		
Non-control/non-affiliate investments	42,377	615
Affiliate investments	13,968	32,309
Control investments	102,096	99,023
TOTAL PAYMENT-IN-KIND INTEREST INCOME	158,441	131,947
Interest income from cash and cash equivalent investments	6,666	13,712
Income from pass-through entities		
Non-control/non-affiliate investments	—	—
Affiliate investments	137,255	153,135
Control investments	—	17,941
	137,255	171,076
TOTAL INVESTMENT INCOME	1,990,876	1,908,840
EXPENSES		
Interest expense	758,954	766,845
Management fees	279,655	393,469
Other expenses	33,452	46,058
TOTAL EXPENSES	1,072,061	1,206,372
NET INVESTMENT INCOME	918,815	702,468
Net realized and unrealized gains(losses) on investments:		
Realized gain (loss) on investments		
Non-control/non-affiliate investments	—	—
Affiliate investments	—	109,449
Control investments	—	—
TOTAL NET REALIZED GAINS	—	109,449
NET CHANGE IN UNREALIZED APPRECIATION OF INVESTMENTS	(225,457)	2,992,492
TOTAL NET GAIN ON INVESTMENTS	(225,457)	3,101,941
NET INCOME	$ 693,358	$3,804,409

See accompanying notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
Unaudited Statements of Net Changes in Partners' Capital

	General Partner	Limited Partners	Accumulated Net Realized Earnings	Net Unrealized Appreciation on Investments	Total
Balance January 1, 2012	$202,505	$19,442,500	$ 2,643,767	$10,284,898	$32,573,670
Partners' capital contributions	59,395	6,320,000	—	—	6,379,395
Distributions to partners	—	—	(1,850,000)	—	(1,850,000)
Net investment income	—	—	702,468	—	702,468
Net realized gain on portfolio investments	—	—	109,449	—	109,449
Net change in unrealized gain on portfolio investments	—	—	—	2,992,492	2,992,492
BALANCE, March 31, 2012	261,900	25,762,500	1,605,684	13,277,390	40,907,474
BALANCE, January 1, 2013	270,000	25,915,000	3,589,650	20,398,443	50,173,093
Net investment income	—	—	918,815	—	918,815
Net change in unrealized gain on portfolio investments	—	—	—	(225,457)	(225,457)
BALANCE, March 31, 2013	$270,000	$25,915,000	$ 4,508,465	$20,172,986	$50,866,451

See accompanying notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
Unaudited Statements of Cash Flows

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 693,358	$ 3,804,409
Adjustments to reconcile net income to net cash used by operating activities:		
Purchase of portfolio investments	(5,253,190)	(1,500,000)
Proceeds from sale of portfolio investments—equity securities	—	109,449
Repayments of portfolio investments—loans and debt securities	3,250,000	133,447
Net realized gain on portfolio investments	—	(109,449)
Change in net unrealized gain on portfolio investments	225,457	(2,992,492)
Payment-in-kind interest accrued, net of payments received	(139,287)	(122,927)
Accretion of original issue discount on portfolio investments	(8,566)	(9,020)
Amortization of deferred financing fees	48,740	48,740
Changes in assets and liabilities:		
Interest and dividends receivable	(54,160)	(94,084)
Due from related parties	(30,000)	(28,000)
Accounts payable and accrued expenses	(727,827)	(729,085)
Due to related parties	(51,525)	(15,498)
NET CASH USED BY OPERATING ACTIVITIES	(2,047,000)	(1,504,510)
CASH FLOWS FROM FINANCING ACTIVITIES		
Partners' capital contributions	—	6,323,024
Distributions paid	—	(1,620,372)
NET CASH PROVIDED BY FINANCING ACTIVITIES	—	4,702,652
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(2,047,000)	$ 3,198,142
CASH AND CASH EQUIVALENTS, beginning of year	9,865,912	9,142,187
CASH AND CASH EQUIVALENTS, end of year	$ 7,818,912	$12,340,329
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ 1,428,320	$ 1,428,320
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
Distribution payable	$ —	$ 263,530

See accompanying notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
<u>**Unaudited Schedule of Investments**</u>
<u>**March 31, 2013**</u>

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	% of Partners' Capital
Non-Control/Non-Affiliate Investments:						
AAE Acquisition, LLC	Industrial Equipment Rental	Promissory Note (13% Cash, Due 5/6/15)	$7,244,669	$7,244,669	$7,250,000	
		Membership Units (5,482 units)		12,500	1,486,500	
Sub Total			7,244,669	7,257,169	8,736,500	17.2%
American Exteriors, Inc.	Replacement Window Manufacturer	Promissory Note (14% Cash, Due 7/31/14)	841,207	841,207	1,282,715	
		Jr. Convertible Note (10.0% Cash, Due 6/30/2015)	125,006	—	125,006	
		Common Stock Warrant (3.75% fully diluted)		—	120,156	
Sub Total			966,213	841,207	1,527,877	3.0%
Boot Barn Holding Corporation	Western Wear Retail	Promissory Note (12.5% Cash, Due 12/12/16)	3,750,000	3,750,000	3,750,000	
		Common Stock (600 shares)		600,000	1,242,873	
Sub Total			3,750,000	4,350,000	4,992,873	9.8%
Caregiver Services, Inc.	In-Home Healthcare Services	Common Stock (146,593 shares)		140,000	118,196	
		Common Stock Warrant (327,954 shares)		—	264,425	
Sub Total				140,000	382,621	0.8%
Highwinds Capital, Inc.	Usenet Hosting Services	Common Stock (33,176 shares)		—	4,564,002	
		Common Stock Warrants (543.6 shares)		—	74,783	
Sub Total				—	4,638,785	9.1%
Immersive Media Tactical Solutions, LLC	Specialty Defense Contractor	Promissory Note (13% Cash, Due 10/6/16)	325,000	325,000	116,750	
		Common Stock Warrant (3.0% fully diluted)		—	—	
Sub Total			325,000	325,000	116,750	0.2%
Medical Depot, Inc.	Medical Device Manufacturer	Promissory Note (14% Cash, Due 10/11/16)	1,166,667	1,166,667	1,166,667	
		Series C Convertible Preferred Stock (185 shares)		333,333	424,879	
Sub Total			1,166,667	1,500,000	1,591,546	3.1%
Naples Lumber & Supply Co	Building Supplies	Promissory Note (4% Cash, 4% PIK, Due 2/15/13)	394,000	394,000	971,500	
		Warrant (3.625% ownership)		—	—	
Sub Total			394,000	394,000	971,500	1.9%
Precision Manufacturing, LLC	Industrial Boiler Manufacturer	Promissory Note (13% Cash, Due 2/10/17)	625,000	625,000	611,750	
		Membership Units (17,500 units)		—	63,971	
Sub Total			625,000	625,000	675,721	1.3%
Southern Pump and Tank Company, LLC	Petroleum Equipment Supplier	Promissory Note (13% Cash, 6% PIK, Due 6/15/14)	1,705,090	1,705,090	1,705,090	
		Promissory Note (4% Cash, 6% PIK, Due 6/15/14)	891,487	657,349	849,725	
		Promissory Note (13% Cash, 6% PIK, Due 6/15/14)	125,985	125,985	125,985	
		Common Stock Warrant (8% stock)		—	—	
Sub Total			2,722,562	2,488,424	2,680,800	5.3%

<u>**See accompanying notes.**</u>

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	% of Partners' Capital
Non-Control/Non-Affiliate Investments:						
Stoddard Hill Media Holdings, LLC	IT Hosting Services	Class D Preferred Units (33,040 shares)		75,000	93,647	
Sub Total				75,000	93,647	0.2%
Worklife America, Inc.	Professional Employer Organization	Promissory Note (12% Cash, Due 12/28/16)	$ 4,099,615	$ 4,099,615	$ 4,099,615	
		Common Warrant (0.74%)		—	447,743	
		Preferred Warrant (0.74%)		—	75,497	
Sub Total			4,099,615	4,099,615	4,622,855	9.1%
Total Non-Control/Non-Affiliated Investments			21,293,726	22,095,415	31,031,475	61.0%
Abutec Industries, Inc.	Oil & Gas Services	Promissory Note (12% Cash, 3% PIK, Due 12/28/17)	806,017	806,017	806,017	
		Promissory Note (10% Cash, Due 12/28/17)	200,000	200,000	200,000	
		Membership Units (3.099%)		247,919	240,845	
Sub Total			1,006,017	1,253,936	1,246,862	2.5%
Chef'N Corporation	Culinary Products	Promissory Note (15% Cash, 3% optional PIK, Due 5/16/18)	1,575,000	1,575,000	1,575,000	
		Series A Preferred Stock (250,000 shares)		250,000	682,400	
Sub Total			1,575,000	1,825,000	2,257,400	4.4%
City Gear, LLC	Footwear Retail	Promissory Note (13% Cash, Due 9/28/16)	423,077	423,077	423,077	
		Preferred Membership Interest (0.99% interest)		126,923	113,684	
		Preferred Membership Interest Warrant		—	219,787	
Sub Total			423,077	550,000	756,548	1.5%
Corporate Visions, Inc.	Sales & Marketing Services	Promissory Note (14% Cash, 2% PIK, Due 3/25/18)	2,750,000	2,750,000	2,750,000	
		Common Stock (554,116 shares)		643,948	1,716,125	
		Common Stock Warrant (100.814 shares)		—	312,125	
Sub Total			2,750,000	3,393,948	4,778,250	9.4%
Fresh Foods Concepts, Inc.	Salsa Manufacturer	Promissory Note (13% Cash, 4% PIK, Due 11/30/15)	809,985	809,985	—	
		Class A Common Units (375 units)		375,000	—	
		Class C Common Unit Warrants (41.35 units)		10,691	—	
Sub Total			809,985	1,195,676	—	0.0%
GA Communications, Inc.	Advertising & Marketing Services	Series A Preferred Stock (499.5 shares)		499,500	548,125	
		Series B-1 Common Stock (50,000,000 shares)		500	662,237	
Sub Total				500,000	1,210,362	2.4%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	% of Partners' Capital
Non-Control/Non-Affiliate Investments:						
Impresa Aerospace Holdings, LLC	Aerospace Parts Manufacturer	Promissory Note (12% Cash, 3% PIK, Due 4/28/16)	2,880,148	2,850,148	1,762,356	
		Class A Membership Units (225,000 units)		225,000	—	
		Class C Membership Units (75,503 units)		79,278	—	
Sub Total				3,154,426	1,762,356	3.5%
J&J Produce Holdings, Inc.	Produce Distribution	Promissory Note (13% Cash, Due 7/16/18)	744,900	744,900	744,900	
		Common Stock (1,176 shares)		117,600	126,928	
		Common Stock Warrants (648 shares)		—	69,656	
Sub Total			744,900	862,500	941,484	1.9%
LJS Partners, LLC	QSR Franchisor	Units of Participation (375,000 units)		375,000	3,610,250	
Sub Total				375,000	3,610,250	7.1%
MJC Holdings, LLC	Specialty Clothing	Promissory Note (12% Cash 2% PIK, Due 1/16/18)	$ 1,125,000	$ 1,125,000	$ 1,125,000	
		Series A Preferred Units (300,000 units)		300,000	516,825	
Sub Total			1,125,000	1,425,000	1,641,825	3.2%
MMI Holdings, LLC	Medical Devise Distributor	Promissory Note (6% Cash, Due 8/15/15)	200,000	200,000	200,000	
		Preferred Units (500 Units)		500,000	585,990	
Sub Total			200,000	700,000	785,990	1.5%
Source Capital Penray, LLC	Automotive Chemicals & Lubricants	Promissory Note (13% Cash, Due 2/17/17)	625,000	625,000	611,680	
		Membership Unit Warrants (3.4%)		187,500	131,248	
		Common Stock Warrant (18.82 shares SC Penray, LLC)		—	72,575	
Sub Total			625,000	812,500	815,503	1.6%
Source Capital SSCR, LLC	Suntan Lotion Manufacturer	Promissory Note (12% Cash, Due 7/6/17)	3,680,168	3,680,168	3,680,168	
		Preferred Membership Units (3.61%)		422,007	434,014	
		Common Stock Warrant (0.24.2% Source Capital SSCR, LLC)		—	491	
Sub Total			3,680,168	4,102,175	4,114,673	8.1%
Source Recycling, LLC	Metal Recycler	Promissory Note (13% Cash, Due9/2/16)	1,250,000	1,250,000	757,724	
		Membership Units (34,328.25 units)		347,655	—	
Sub Total			1,250,000	1,597,655	757,724	1.5%

See accompanying notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
<u>Unaudited Schedule of Investments</u>
<u>March 31, 2013</u>

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	% of Partners' Capital
Non-Control/Non-Affiliate Investments:						
Sparus Holdings	Energy Services	Promissory Note (12% Cash, Due 3/18/14)	3,500,000	3,500,000	3,500,000	
		Series B Preferred Stock (2,851.77 shares)		500,000	248,156	
		Common Stock Warrant (1,745.27 shares)		—	—	
Sub Total			3,500,000	4,000,000	3,748,156	7.4%
STX Healthcare Management Services, Inc.	Dentistry Services	Promissory Note (14% Cash, Due7/31/15)	3,304,532	3,304,532	3,312,500	
		Common Stock (600,000 shares)		600,000	440,087	
		Common Stock Warrant (422,892 shares)		108,889	328,126	
Sub Total			3,304,532	4,013,421	4,080,713	8.0%
Take 5 Oil Change, LLC	Quick Lube Services	Promissory Note (10% Cash, Due 11/28/16)	3,000,000	3,000,000	3,000,000	
		Common Stock (2,673 shares)		267,300	321,250	
Sub Total			3,000,000	3,267,300	3,321,250	6.5%
V12 Holdings	Data Processing & Digital Marketing	Promissory Note (0% Cash, Due 12/31/14)	279,665	—	279,665	
		Promissory Note (0% Cash, Due 12/31/14)	34,111	—	34,111	
		Promissory Note (0% Cash, Due 12/31/14)	380,329	—	296,755	
		Promissory Note (0% Cash, Due 12/31/14)	33,283	—	25,969	
		Promissory Note (0% Cash, Due 12/31/14)	2,200,000	—	—	
		Promissory Note (0% Cash, Due 12/31/14)	194,449	—	—	
		Series A-1 Preferred Stock (11,025 shares)		—	—	
		Series A-3 Preferred Stock (204,082 shares)		—	—	
		Series A-5 Preferred Stock (8,409 shares)		—	—	
		Common Stock Warrant (880,541 shares)		—	—	
Sub Total			3,121,837	—	636,500	1.3%
Total Affiliated Investments			27,115,516	33,028,537	36,465,846	71.8%
Best In Class	Corporate Fulfillment	Promissory Note (12.5% Cash, Due 9/15/13)	$ 727,500	$ 727,500	$ 727,500	
		Class A Units (88.635 units)		272,500	375,829	
		Class B Units (45.455 units)		—	52,990	
Sub Total			727,500	1,000,000	1,156,319	2.3%

<u>**See accompanying notes.**</u>

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP

Unaudited Schedule of Investments

March 31, 2013

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	% of Partners' Capital
Non-Control/Non-Affiliate Investments:						
KBP Investments, LLC	QSR Franchisee	Class A Preferred Stock (1,985 shares)		1,984,615	1,984,615	
		Class A Common Stock (91,299 shares)		—	4,979,225	
Sub Total				1,984,615	6,963,840	13.7%
Market E, Inc.	Online Travel Sales & Marketing	Promissory Note (10% Cash, 9% PIK, Due 12/31/13)	1,186,969	1,186,969	1,186,969	
		Class A Preferred Stock (240 shares)		240,000	—	
		Class B Preferred Stock (964 shares)		964,719	438,663	
		Class A Common Stock (240 shares)		—	—	
Sub Total			1,186,969	2,391,688	1,625,632	3.2%
Micro Precision, LLC	Conglomerate	Promissory Note (10% Cash, Due 9/16/16)	465,517	465,517	465,517	
		Promissory Note (14% Cash, 4% PIK, Due 9/16/16)	864,892	864,892	864,892	
		Common Stock (11.64 shares)		407,328	765,091	
Sub Total			1,330,409	1,737,737	2,095,500	4.1%
On-Site Fuel Service, Inc.	Fuel Transportation Services	Promissory Note (14% Cash, 4% PIK, Due 12/19/16)	1,163,904	1,163,904	1,163,905	
		Preferred Stock (8,133 shares)		811,300	496,481	
		Common Stock (8,194 shares)		8,147	570,295	
		Preferred Stock Series B (5,853 shares)		585,319	—	
Sub Total			1,163,904	2,568,670	2,230,681	4.4%
Print Direction, Inc.	Printing Services	Promissory Note (12% Cash, 6% PIK, Due 9/27/13)	2,587,709	2,587,709	3,362,356	
		Promissory Note (12% Cash, 6% PIK, Due 9/27/13)	774,647	774,647	—	
		Promissory Note (7.75% Cash Due 9/27/13)	454,049	454,049	454,049	
		Common Stock (14,603 shares)		1,575,000	4,768,313	
Sub Total			3,816,405	5,391,405	8,584,718	16.9%
Tubular Textile Machinery, Inc.	Textile Equipment Manufacturer	Promissory Note (14% Cash, 3% PIK, Due 2/1/16)	1,662,483	1,662,483	1,662,483	
		Preferred Stock (250 shares)		250,000	281,631	
		Common Stock (75,000 shares)		250	185,661	
Sub Total			1,662,483	1,912,733	2,129,775	4.2%
Vita Nonwovens	Textile Manufacturer	Promissory Note (14% Cash 4% PIK, Due 8/31/17)	1,126,299	1,126,299	1,126,299	
		Class A Preferred Units (475,000 units)		475,000	475,000	
Sub Total			1,126,299	1,601,299	1,601,299	3.1%
Total Control Investments			11,013,969	18,588,147	26,387,764	51.9%
Total Investments			$59,423,211	$73,712,099	$93,885,085	184.7%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATE INVESTMENTS						
AAE Acquisition, LLC	Industrial Equipment Rental	Promissory Note (13% Cash, Due 5/6/15)	$7,244,054	$7,244,054	$7,250,000	
		Membership Units (5,482 units)		12,500	1,750,500	
			7,244,054	7,256,554	9,000,500	17.9%
American Exteriors, Inc.	Replacement Window Manufacturer	Promissory Note (14% Cash, Due 7/31/13)	1,141,201	841,207	1,284,177	
		Jr. Convertible Note (10.0% Cash, Due 6/30/2015)	125,006	—	125,006	
		Common Stock Warrant (3.75% fully diluted)		—	80,859	
			1,266,207	841,207	1,490,042	3.0%
Boot Barn Holding Corporation	Western Wear Retail	Promissory Note (12.5% Cash, Due 12/12/16)	3,750,000	3,750,000	3,750,000	
		Common Stock (600 shares)		600,000	1,232,000	
			3,750,000	4,350,000	4,982,000	9.9%
Caregiver Services, Inc.	In-Home Healthcare Services	Common Stock (146,593 shares)		140,000	115,610	
		Common Stock Warrant (327,954 shares)		—	258,640	
				140,000	374,250	0.8%
Highwinds Capital, Inc.	Usenet Hosting Services	Common Stock (33,176 shares)		—	4,739,200	
		Common Stock Warrants (543.6 shares)		—	77,640	
				—	4,816,840	9.6%
Immersive Media Tactical Solutions, LLC	Specialty Defense Contractor	Promissory Note (13% Cash, Due 10/6/16)	325,000	325,000	116,750	
		Common Stock Warrant (3.0% fully diluted)		—	—	
			325,000	325,000	116,750	0.2%
Medical Depot, Inc.	Medical Device Manufacturer	Promissory Note (14% Cash, Due 10/11/16)	1,166,667	1,166,667	1,166,667	
		Series C Convertible Preferred Stock (185 shares)		333,333	404,750	
			1,166,667	1,500,000	1,571,417	3.1%
Naples Lumber & Supply Co	Building Supplies	Promissory Note (4% Cash, 4% PIK, Due 2/15/13)	984,375	394,000	971,500	
		Warrant (3.625% ownership)		—	—	
			984,375	394,000	971,500	1.9%
Precision Manufacturing, LLC	Industrial Boiler Manufacturer	Promissory Note (13% Cash, Due 2/10/17)	625,000	625,000	611,750	
		Membership Units (17,500 units)		—	53,250	
			625,000	625,000	665,000	1.3%

See accompany notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
SCHEDULE OF INVESTMENTS
December 31, 2012

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATE INVESTMENTS						
Southern Pump and Tank Company, LLC	Petroleum Equipment Supplier	Promissory Note (13% Cash, 6% PIK, Due 6/15/14)	1,679,419	1,679,419	1,679,419	
		Promissory Note (4% Cash, 6% PIK, Due 6/15/14)	877,293	643,155	877,293	
		Promissory Note (13% Cash, 6% PIK, Due 6/15/14)	124,088	124,088	124,088	
		Common Stock Warrant (8% stock)	—	—	—	
			2,680,800	2,446,662	2,680,800	5.4%
Stoddard Hill Media Holdings, LLC	IT Hosting Services	Class D Preferred Units (33,040 shares)		$ 75,000	$ 92,875	
				75,000	92,875	0.2%
Worklife America, Inc.	Professional Employer Organization	Promissory Note (12% Cash, Due 12/28/16)	$ 3,248,798	3,248,798	3,248,798	
		Common Warrant (0.74%)		—	416,964	
		Preferred Warrant (0.74%)		—	70,307	
			3,248,798	3,248,798	3,736,069	7.5%
Total Non-Control/Non-Affiliated Investments			21,290,901	21,202,221	30,498,043	60.8%
AFFILIATE INVESTMENTS						
Abutec Industries, Inc.	Oil & Gas Services	Promissory Note (12% Cash, 3% PIK, Due 12/28/17)	800,000	800,000	800,000	
		Promissory Note (10% Cash, Due 12/28/17)	200,000	200,000	200,000	
		Membership Units (3.099%)		247,919	247,919	
			1,000,000	1,247,919	1,247,919	2.5%
Chef'N Corporation	Culinary Products	Promissory Note (15% Cash, 3% optional PIK, Due 5/16/18)	1,575,000	1,575,000	1,575,000	
		Series A Preferred Stock (250,000 shares)		250,000	617,239	
			1,575,000	1,825,000	2,192,239	4.4%
City Gear, LLC	Footwear Retail	Promissory Note (13% Cash, Due 9/28/16)	423,077	423,077	423,077	
		Preferred Membership Interest (0.99% ownership)		126,923	182,509	
		Preferred Membership Interest Warrant		—	107,446	
			423,077	550,000	713,032	1.4%
Corporate Visions, Inc.	Sales & Marketing Services	Common Stock (500,000 shares)		500,000	1,482,091	
		Common Stock Warrant (100.814 shares)		—	269,835	
				500,000	1,751,926	3.5%

See accompany notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATE INVESTMENTS						
Fresh Foods Concepts, Inc.	Salsa Manufacturer	Promissory Note (13% Cash, 4% PIK, Due 11/30/15)	809,985	809,985	—	
		Class A Common Units (375 units)		375,000	—	
		Class C Common Unit Warrants (41.35 units)		10,691	—	
			809,985	1,195,676	—	0.0%
GA Communications, Inc.	Advertising & Marketing Services	Promissory Note (12.5% Cash, Due 4/14/17)	3,250,000	3,250,000	3,250,000	
		Series A Preferred Stock (499.5 shares)		499,500	548,500	
		Series B-1 Common Stock (50,000,000 shares)		500	814,875	
			3,250,000	3,750,000	4,613,375	9.2%
Impresa Aerospace Holdings, LLC	Aerospace Parts Manufacturer	Promissory Note (12% Cash, 3% PIK, Due 4/28/16)	$ 2,175,148	$ 2,175,148	$ 1,305,089	
		Class A Membership Units (225,000 units)		225,000	—	
		Class C Membership Units (79,278 units)		79,278	—	
			2,175,148	2,479,426	1,305,089	2.6%
J&J Produce Holdings, Inc.	Produce Distribution	Promissory Note (13% Cash, Due 7/16/18)	744,900	744,900	744,900	
		Common Stock (1,176 shares)		117,600	145,659	
		Common Stock Warrants (648 shares)		—	80,240	
			744,900	862,500	970,799	1.9%
LJS Partners, LLC	QSR Franchisor	Units of Participation (375,000 units)		375,000	3,777,875	
				375,000	3,777,875	7.5%
MJC Holdings, LLC	Specialty Clothing	Promissory Note (12% Cash 2% PIK, Due 1/16/18)	1,125,000	1,135,587	1,135,587	
		Series A Preferred Units (300,000 units)		300,000	414,346	
			1,125,000	1,435,587	1,549,933	3.1%
MMI Holdings, LLC	Medical Devise Distributor	Promissory Note (6% Cash, Due 8/15/15)	200,000	200,000	200,000	
		Preferred Units (500 Units)		500,000	574,500	
			200,000	700,000	774,500	1.5%
Source Capital Penray, LLC	Automotive Chemicals & Lubricants	Promissory Note (13% Cash, Due 2/17/17)	625,000	625,000	611,680	
		Membership Unit Warrants (3.4%)		187,500	134,784	
		Common Stock Warrant (18.82 shares SC Penray, LLC)		—	74,290	
			625,000	812,500	820,754	1.6%

See accompany notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATE INVESTMENTS						
Source Capital SSCR, LLC	Suntan Lotion Manufacturer	Promissory Note (12% Cash, Due 7/6/17)	2,944,134	2,944,134	2,944,134	
		Preferred Membership Units (3.66%)		349,616	216,512	
		Common Stock Warrant (0.25% Source Capital SSCR, LLC)		—	—	
			2,944,134	3,293,750	3,160,646	6.3%
Source Recycling, LLC	Metal Recycler	Promissory Note (13% Cash, Due 9/2/16)	1,225,000	1,225,000	732,724	
		Membership Units (34,328.25 units)		347,655	—	
			1,225,000	1,572,655	732,724	1.5%
Sparus Holdings	Energy Services	Promissory Note (12% Cash, Due 3/18/14)	3,500,000	3,500,000	3,500,000	
		Series B Preferred Stock (2,851.77 shares)		500,000	286,608	
		Common Stock Warrant (1,745.27 shares)		—	—	
			3,500,000	4,000,000	3,786,608	7.5%
STX Healthcare Management Services, Inc.	Dentistry Services	Promissory Note (14% Cash, Due 7/31/15)	$ 3,296,581	$ 3,296,581	$ 3,312,500	
		Common Stock (600,000 shares)		600,000	389,500	
		Common Stock Warrant (422,892 shares)		108,889	290,000	
			3,296,581	4,005,470	3,992,000	8.0%
Take 5 Oil Change, LLC	Quick Lube Services	Promissory Note (10% Cash, Due 11/28/16)	3,000,000	3,000,000	3,000,000	
		Common Stock (2,673 shares)		267,300	312,000	
			3,000,000	3,267,300	3,312,000	6.6%
V12 Holdings	Data Processing & Digital Marketing	Promissory Note (0% Cash, Due 12/31/14)	279,665	—	279,665	
		Promissory Note (0% Cash, Due 12/31/14)	34,111	—	34,111	
		Promissory Note (0% Cash, Due 12/31/14)	380,329	—	296,755	
		Promissory Note (0% Cash, Due 12/31/14)	33,283	—	25,969	
		Promissory Note (0% Cash, Due 12/31/14)	2,200,000	—	—	
		Promissory Note (0% Cash, Due 12/31/14)	194,449	—	—	
		Series A-1 Preferred Stock (11,025 shares)		—	—	
		Series A-3 Preferred Stock (204,082 shares)		—	—	
		Series A-5 Preferred Stock (8,409 shares)		—	—	
		Common Stock Warrant (880,541 shares)		—	—	
			3,121,837	—	636,500	1.3%
Total Affiliated Investments			29,015,662	31,872,783	35,337,919	70.4%

See accompany notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
SCHEDULE OF INVESTMENTS
December 31, 2012

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
CONTROL INVESTMENTS						
Best In Class	Corporate Fulfillment	Promissory Note (12.5% Cash, Due 9/15/13)	727,500	727,500	727,500	
		Class A Units (88.635 units)		272,500	381,567	
		Class B Units (45.455 units)		—	55,932	
			727,500	1,000,000	1,164,999	2.3%
KBP Investments, LLC	QSR Franchisee	Class A Preferred Stock (1,985 shares, 10% cash dividend)		1,984,615	1,984,615	
		Class A Common Stock (91,299 shares)		—	5,291,945	
				1,984,615	7,276,560	14.5%
Market E, Inc.	Online Travel Sales & Marketing	Promissory Note (10% Cash, 9% PIK, Due 12/31/13)	921,240	1,178,111	1,178,111	
		Class A Preferred Stock (240 shares)		240,000	—	
		Class B Preferred Stock (964 shares)		964,719	243,200	
		Class A Common Stock (240 shares)		—	—	
			921,240	2,382,830	1,421,311	2.8%
Micro Precision, LLC	Conglomerate	Promissory Note (10% Cash, Due 9/16/16)	$465,517	$ 465,517	$ 465,517	
		Promissory Note (14% Cash, 4% PIK, Due 9/16/16)	856,746	856,746	856,746	
		Common Stock (11.64 shares)		407,328	819,125	
			1,322,263	1,729,591	2,141,388	4.3%
On-Site Fuel Service, Inc.	Fuel Transportation Services	Promissory Note (14% Cash, 4% PIK, Due 12/19/16)	1,152,343	1,152,343	1,152,343	
		Preferred Stock (8,133 shares)		811,300	497,317	
		Common Stock (8,194 shares)		8,147	—	
		Preferred Stock Series B (5,853 shares)		585,319	586,685	
			1,152,343	2,557,109	2,236,345	4.5%
Print Direction, Inc.	Printing Services	Promissory Note (12% Cash, 6% PIK, Due 9/27/13)	2,549,279	2,549,279	2,549,681	
		Promissory Note (12% Cash, 6% PIK, Due 9/27/13)	763,142	763,142	763,142	
		Promissory Note (7.75% Cash Due 9/27/13)	454,049	454,049	454,049	
		Common Stock (14,603 shares)		1,575,000	4,417,875	
			3,766,470	5,341,470	8,184,747	16.3%

See accompany notes.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
SCHEDULE OF INVESTMENTS
December 31, 2012

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
CONTROL INVESTMENTS						
Tubular Textile Machinery, Inc.	Textile Equipment Manufacturer	Promissory Note (14% Cash, 3% PIK, Due 2/1/16)	1,650,076	1,650,076	1,650,076	
		Preferred Stock (250 shares)		250,000	275,250	
		Common Stock (75,000 shares)		250	182,750	
			1,650,076	1,900,326	2,108,076	4.2%
Vita Nonwovens	Textile Manufacturer	Promissory Note (14% Cash 4% PIK, Due 8/31/17)	1,115,111	1,115,111	1,115,111	
		Class A Preferred Units (475,000 units)		475,000	475,000	
			1,115,111	1,590,111	1,590,111	3.2%
Total Control Investments			10,655,003	18,486,052	26,123,537	52.1%
Total Investments			60,961,566	71,561,056	91,959,499	183.3%

<u>**See accompany notes.**</u>

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

CapitalSouth Partners Fund II Limited Partnership (the "Fund"), a North Carolina limited partnership, is a closed-ended investment company licensed by the Small Business Administration ("SBA") as a Small Business Investment Company ("SBIC"). The Fund was organized to make mezzanine investments, primarily in later-stage, middle-market companies located in the southeastern and middle-Atlantic regions of the United States. The Fund held its initial closing on October 16, 2002. The final closing was held on December 31, 2005.

CapitalSouth Partners F-II, LLC, a North Carolina limited liability company, is the General Partner (the "General Partner"). The Fund's administrative and day-to-day operational services are provided by Phoenix Holdings-NC, Inc. (the "Management Company").

During 2003, the Fund received approval to operate as an SBIC under the provisions of Section 301(c) of the Small Business Investment Act of 1958, as amended. As an SBIC, the Fund is subject to a variety of regulations concerning, among other things, the size and nature of the companies in which it may invest and the structure of those investments. The Fund's managers believe that the Fund is in compliance with all SBA regulations.

The Fund's limited partnership agreement was amended during 2008 to extend the term of the Fund, which will now end upon the expiration of the term of CapitalSouth Partners Fund III, L.P., in 2023. The General Partner may, with the approval of a majority of the limited partners, extend the term of the Fund as reasonably necessary to facilitate an orderly liquidation of the Fund's assets.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP"). In the opinion of management, the financial statements reflect all adjustments, which are of a normal, recurring nature, that are necessary for the fair presentation of financial results as of and for the periods presented.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Fund considers cash equivalents to be highly liquid investments with original maturities of three months or less at the date of purchase. Cash and cash equivalents include deposits in money market accounts. The Fund deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Interest and Dividends Receivable

Interest and dividends receivable represent obligations due from portfolio companies upon presentation. Loans, debt securities, and preferred stock dividends are placed on non-accrual status when collection of interest is considered doubtful. At that time, the full amount of any interest and dividends receivable is either reversed or fully reserved.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Financing Fees

Costs incurred to issue the debentures guaranteed by the SBA are capitalized and are amortized over the term of the debt agreements under the straight-line method, which does not differ materially from the effective interest method.

Revenue Recognition

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when interest and/or principal payments on a loan become past due, or if the Fund otherwise does not expect the borrower to be able to service its debt and other obligations, the Fund will place the loan on non-accrual status, and will generally cease recognizing interest income on that loan for financial reporting purposes, until all principal and interest has been brought current through payment or due to a restructuring such that the interest income is deemed to be collectible. The fund writes off any previously accrued and uncollected interest when it is determined that interest is no longer considered collectible. Dividend income is recognized on the date dividends are declared. Origination, amendment, closing and/or commitment fees associated with investments in portfolio companies are recognized as income when the investment transaction closes. Prepayment penalties received by the Fund for debt instruments repaid prior to maturity date are recorded as income upon receipt.

The Fund holds debt investments in its portfolio that contain a payment-in-kind ("PIK") interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on the accrual basis to the extent that such amounts are expected to be collected. PIK interest is not accrued if the Fund does not expect the issuer to be able to pay all principal and interest when due.

Realized and Unrealized Gains or Losses on Investments

Realized gains or losses recorded upon disposition or impairment of investments are calculated on the difference between the net proceeds from disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. The Fund reports changes in fair value of investments as a component of the net change in unrealized appreciation (depreciation) on investments in the accompanying statement of operations.

Investment Classification

In accordance with the provisions of the Investment Company Act of 1940 (the "Act"), the Fund classifies investment by level of control. As defined in the 1940 Act, "Control Investments" are investments in those companies that the Fund is deemed to "Control." "Affiliate Investments" are investments in those companies that are "Affiliated Companies" of the Fund, as defined in the 1940 Act, other than Control Investments. "Non-Control/Non-Affiliate Investments" are those investments that are neither control Investments nor affiliate Investments. Generally under the 1940 Act, the Fund is deemed to control a company in which it has invested if the Fund owns more than 25% of the voting securities of such company and/or has greater than 50% representation on its board or has the power to exercise control over management or policies of such portfolio company. The Fund is deemed to be an affiliate of a company in which the Fund has invested if it owns between 5% and 25% of the voting securities of such company.

Income Taxes

Earnings of the Fund are taxed directly to the partners; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Fund has determined that it does not have any material unrecognized tax benefits or obligations as of March 31, 2013. Fiscal years ending on or after December 31, 2010 remain subject to examination by federal and state tax authorities.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments

The Fund has established and documented processes and methodologies for determining the fair values of portfolio investments on a recurring basis in accordance with ASC Topic 820—*Fair Value Measurements and Disclosures* ("ASC Topic 820"). Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurements*, (Topic 820), *Amendments to Achieve Common Fair Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes the application of some requirements for measuring fair value and requires additional disclosure for fair value measurements categorized in Level 3 of the fair value hierarchy. ASU 2011-04 was effective for interim and annual periods beginning after December 15, 2011. The Fund adopted this standard on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Fund's process for measuring fair values or on the Fund's financial statements, other than inclusion of additional required disclosures.

NOTE C – PORTFOLIO COMPANY INVESTMENTS

The Fund's portfolio investments principally consist of secured and unsecured debt, equity warrants and direct equity investment in privately held companies. The debt investments may or may not be secured by either first or second liens on the assets of the portfolio company. The debt investment generally bears interest at a fixed rate, and generally matures between five and seven years from the original investment. In connection with a debt investment, the Fund may also receive equity warrants and/or makes direct equity investments. The Fund's warrants or equity investment may be in a holding company related to the portfolio company.

As of March 31, 2013, the Fund had debt and equity investments in 38 portfolio companies with an aggregate fair value of $93,885,085 and a weighted average effective yield on its debt investments of 14.1%. At March 31, 2013 the Fund held equity or warrant ownership in 100% of its portfolio companies. As of December 31, 2012, the Fund had debt and equity investments in 38 portfolio companies with an aggregate fair value of $91,959,499 and a weighted average effective yield on its debt investments of 14.0%. At December 31, 2012 the Fund held equity or warrant ownership in 100% of its portfolio companies. The weighted average yields were computed using the effective interest rates for all debt investments at cost as of March 31, 2013 and December 31, 2012 including accretion of original issue discount and any accumulated PIK interest.

Purchases of debt and equity investments for the periods ended March 31, 2013 and 2012 totaled $5,253,190 and $1,500,000, respectively.

Investments by type with corresponding percentage of total portfolio investments consisted of the following:

	AT COST		AT COST	
	March 31, 2013	*%*	**December 31, 2012**	*%*
Senior Secured	$13,798,476	18.7%	$12,202,767	17.0%
Subordinated Debt	44,993,902	61.0%	44,658,682	60.6%
Equity	14,787,641	20.1%	14,567,527	19.8%
Warrants *	132,080	0.2%	132,080	0.2%
	$73,712,099	100.0%	$71,561,056	100.0%

NOTE C – PORTFOLIO COMPANY INVESTMENTS (Continued)

	AT FAIR VALUE		AT FAIR VALUE	
	March 31, 2013	*%*	**December 31, 2012**	*%*
Senior Secured	$14,031,734	14.9%	$12,437,488	13.5%
Subordinated Debt	$44,121,961	47.0%	44,051,427	47.9%
Equity	$22,716,299	24.2%	21,962,719	23.9%
Warrants *	$13,015,091	13.9%	13,507,865	14.7%
	$93,885,085	100.0%	$91,959,499	100.0%

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the period ended March 31, 2013:

	Senior Secured and Subordinated Debt	Equity Securities	Warrants*	Total
Balance January 1, 2013	$56,488,915	$21,962,719	$13,507,865	$91,959,499
Purchases	5,036,851	216,339	—	5,253,190
Proceeds received	(3,250,000)	—	—	(3,250,000)
PIK interest	139,287	—	—	139,287
Accretion of OID	8,566	—	—	8,566
Unrealized gains (losses)	(269,924)	537,241	(492,774)	(225,457)
Balance March 31, 2013	$58,153,695	$22,716,299	$13,015,091	$93,885,085

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the period ended March 31, 2012:

	Senior Secured and Subordinated Debt	Equity Securities	Warrants*	Total
Balance January 1, 2012	$53,468,418	$12,522,261	$9,349,588	$75,340,267
Purchases	1,125,000	375,000	—	1,500,000
Proceeds received	(133,447)	—	—	(133,447)
PIK interest	122,927	—	—	122,927
Accretion of OID	9,020	—	—	9,020
Unrealized gains (losses)	284,841	2,589,114	118,537	2,992,492
Balance March 31, 2012	$54,876,759	$15,486,375	$9,468,125	$79,831,259

*   *In addition to unexercised warrant securities, this classification includes all equity securities that have been obtained through the exercise of warrants.*

All investments made by the Fund as of March 31, 2013 and December 31, 2012 were made in portfolio companies located in the U.S. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company's business. The following tables show portfolio composition by geographic region at cost and fair value as a percentage of total investments.

	AT COST			
	March 31, 2013	*%*	**December 31, 2012**	*%*
South	$48,412,262	65.6%	$49,861,584	69.7%
West	17,151,945	23.3%	13,574,139	19.0%
Midwest	3,312,500	4.5%	3,323,087	4.6%
Northeast	4,835,392	6.6%	4,802,246	6.7%
	$73,712,099	100.0%	$71,561,056	100.0%

NOTE C – PORTFOLIO COMPANY INVESTMENTS (Continued)

	AT FAIR VALUE			
	March 31, 2013	*%*	**December 31, 2012**	*%*
South	$68,152,133	72.6%	$70,106,301	76.3%
West	16,944,388	18.1%	13,142,607	14.3%
Midwest	3,707,294	3.9%	3,628,562	3.9%
Northeast	5,081,270	5.4%	5,082,029	5.5%
	$93,885,085	100.0%	$91,959,499	100.0%

At March 31, 2013 and December 31, 2012, the Fund had one portfolio company investment that represented more than 10% of the total investment portfolio. This investment represented 10.1% of the cost of the total portfolio at March 31, 2013 and December 31, 2012 and 9.4% and 9.8% of the fair value as of March 31, 2013 and December 31, 2012, respectively.

During 2011, the Fund exited its equity positions in various portfolio companies. The Fund may receive additional proceeds from these sales, which are currently held in escrow. Release of these escrow funds is contingent upon certain indemnifications as stated in the stock redemption agreements. Therefore, the escrow balances, totaling approximately $719,750 at March 31, 2013 and December 31, 2012, have been fully reserved and no gain will be recognized on the escrowed funds until release.

NOTE D – VALUATION OF INVESTMENTS

Under ASC Topic 820, portfolio investments recorded at fair value in the financial statements are classified within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value, as defined below:

- **Level 1–**Inputs are unadjusted, quoted prices in active market for identical assets or liabilities.

- **Level 2–**Inputs include quoted prices for similar assets in active markets or that are quoted prices for identical or similar assets in markets that are not active and inputs that are observable, either directly or indirectly, for substantially the full term, if applicable, of the investment.

- **Level 3–**Inputs include those that are both unobservable and significant to the overall fair value measurement.

An investment's classification within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Fund's investment portfolio is comprised of debt and equity securities of privately held companies for which quoted prices falling within the categories of Level 1 and Level 2 inputs are not available. Therefore, the Fund determines the fair value of its investments in good faith using Level 3 inputs, pursuant to a valuation policy and process that is established by the management of the Fund with assistance of certain third-party advisors and subsequently approved by the Fund's General Partner. There is no single standard for determining fair value in good faith, as fair value depends upon the specific circumstances of each individual investment. The recorded fair values of the Fund investment may differ significantly from fair values that would have been used, had an active market for the securities existed. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE D – VALUATION OF INVESTMENTS (Continued)

The ranges and weighted average values of the significant Level 3 inputs used in the valuation of the Fund's debt and equity securities at March 31, 2013 are summarized as follows:

	Fair Value	Valuation Model	Level 3 Input	Range of Inputs	Weighted Average
Subordinated debt and 2nd lien notes	$40,965,381	Income Approach	Required Rate of Return Leverage Ratio Adjusted EBITDA	6.0%-20.0% 1.6x-9.8x $0.2 million-$31.8 million	14.6% 3.6x $8.9 million
Subordinated debt and 2nd lien notes	$ 3,156,580	Enterprise Value Waterfall Approach	Adjusted EBITDA Multiple Adjusted EBITDA	4.0x-11.0x $0.6 million-$2.6 million	7.7x $1.9 million
Senior debt and 1st lien notes	$14,031,734	Income Approach	Required Rate of Return Leverage Ratio Adjusted EBITDA	10.0%-22.5% 2.2x-4.6x $0.3 million—$14.4 million	12.2% 3.2x $7.7 million
Equity shares and warrants	$35,731,390	Enterprise Value Waterfall Approach	Adjusted EBITDA Multiple Adjusted EBITDA	4.0x-11.0x $0.2 million-$33.6 million	6.7x $14.8 million

The ranges and weighted average values of the significant Level 3 inputs used in the valuation of the Fund's debt and equity securities at December 31, 2012 are summarized as follows:

	Fair Value	Valuation Model	Level 3 Input	Range of Inputs	Weighted Average
Subordinated debt and 2nd lien notes	$41,377,117	Income Approach	Required Rate of Return Leverage Ratio Adjusted EBITDA	6.0%-20.0% 1.7x-10.2x $0.3 million-$31.7 million	14.7% 3.6x $9.0 million
Subordinated debt and 2nd lien notes	$ 2,674,313	Enterprise Value Waterfall Approach	Adjusted EBITDA Mutliple Adjusted EBITDA	4.5x-11.0x $0.6 million-$3.8 million	7.1x $2.5 million
Senior debt and 1st lien notes	$12,437,487	Income Approach	Required Rate of Return Leverage Ratio Adjusted EBITDA	9.0%-22.5% 2.2x-18.3x $0.1 million-$13.4 million	12.3% 3.6x $6.3 million
Equity shares and warrants	$35,470,582	Enterprise Value Waterfall Approach	Adjusted EBITDA Multiple Adjusted EBITDA	4.0x-11.0x $0.3 million-$34.3 million	6.9x $15.0 million

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE E – DEBT

SBA-guaranteed Debentures

The Fund uses debenture leverage provided through the SBA to fund a portion of its investment purchases. The SBA has made commitments to guarantee $52,200,000 in the form of debenture securities to the Fund. There were no unused commitments as of March 31, 2013.

As of March 31, 2013 and December 31, 2012, Fund's issued and outstanding SBA-guaranteed debentures mature as follows:

Date of Pooling	Fixed Maturity Date	Interest Rate	March 31, 2013	December 31, 2012
September 1, 2004	September 1, 2014	4.120%	$ 2,000,000	$ 2,000,000
September 1, 2004	September 1, 2014	4.684%	8,000,000	8,000,000
September 1, 2005	September 1, 2015	4.941%	8,000,000	8,000,000
September 1, 2005	September 1, 2015	5.524%	2,000,000	2,000,000
September 1, 2006	September 1, 2016	5.535%	11,500,000	11,500,000
March 1, 2009	March 1, 2019	4.620%	5,000,000	5,000,000
March 1, 2011	March 1, 2021	4.084%	15,700,000	15,700,000
			$52,200,000	$52,200,000

In addition to the stated interest rate, the SBA charges an annual administrative fee depending on the year in which the SBA issued its commitment. The annual administrative fee consisted of the following: 0.855% on $10,000,000 of the pooled debentures at March 31, 2013 and December 31, 2012; 0.871% on $10,000,000 of the pooled debentures at March 31, 2013 and December 31, 2012; 0.941% on $16,500,000 of pooled debentures at March 31, 2013 and December 31, 2012; and 0.515% on $15,700,000 of pooled debentures at March 31, 2013 and December 31, 2012.

The Fund is required to comply with SBA rules and regulations applicable to licensees at all times while this debt is outstanding. These debentures are subject to the terms and conditions set forth in the SBA regulations, with which management believes the Fund is in compliance at March 31, 2013.

As of March 31, 2013 and December 31, 2012, if the Fund had adopted the fair value option under ASC Topic 825 - *Financial Instruments* for all of its SBA-guaranteed debentures, the Fund estimates the fair value of its SBA-guaranteed debentures would be approximately $53,600,000, or $1,400,000 more than the $52,200,000 face value of the SBA-guaranteed debentures. These estimates are based on the Fund's borrowing rate as of March 31, 2013 and December 31, 2012, which are considered Level 3 inputs.

NOTE F – DISTRIBUTIONS

The Fund will distribute (a) dividends, interest and other ordinary investment income (including income from the Fund's investments in short-term instruments and deposits); and (b) proceeds received by the Fund upon maturity or disposition of the Fund's investments in portfolio companies (collectively, "net proceeds") at least annually, provided that, however, as an SBIC, the Fund generally will not be permitted to distribute any portion of net proceeds representing capital contributions to the Fund prior to the Fund's dissolution, and unless consented to by the SBA, and there remains no SBA leverage outstanding. The Fund may use such capital that is not returned to the Fund's partners to make additional investments in portfolio companies.

NOTE F – DISTRIBUTIONS (Continued)

All distributions are subject to the Fund having available cash, and such distributions will be reduced by selling expenses and proceeds being retained by the General Partner to pay the expenses and liabilities of the Fund (including management fees and write-downs of portfolio company investments as determined under the Small Business Investment Act of 1958, as amended, and the rules, regulations and policies issued or announced thereunder). Additionally, the Fund will not make any distributions that would cause the amount of capital contributions from the Fund's investors to be less than permitted by the SBA to support the amount of SBA-guaranteed debentures outstanding at any time.

Distributions of net proceeds and distributions representing a return of the partners' capital contributions will be made in the following priority:

    i.   100% to the Fund's partners pro rata, according to their respective contributions to the Fund, until such partners have received, on a cumulative basis, distributions equal to the Fund's cost basis in the portfolio company investment being disposed of, plus the Fund's cost basis in previously disposed investments, plus the amount of any write-downs of portfolio company investments, and plus the expenses of the Fund allocable to such investments;

    ii.   100% to the Fund's partners until they have received their preferred return of 8% per annum, calculated on a simple basis, on the capital contributions that have been made to the Fund (less the amount of any distributions representing a return of such contributions to the Fund's partners);

    iii.   100% to the Fund's General Partner until it has received an amount (without regard to its distributions in respect of its capital commitment) equal to 20% of the total amount distributed to it, and to all of the Fund's partners under (i) above, in respect of expense of the Fund, under (ii) above, this paragraph, and (iv) below, respectively; and

    iv.   Thereafter, 80% to the Fund's partners and 20% to the Fund's General Partner provided, however, that the requirement in (i) above, as to the return in distribution to the Fund's partners of its cost basis in portfolio company investments upon their disposition, shall apply only to the extent capital is permitted by the SBA to be returned to the Fund's partners.

NOTE G – MANAGEMENT FEE

The Management Company is responsible for most of the routine operating expenses of the Fund and is entitled to a quarterly management fee. The management fee for each fiscal quarter is the lesser of (a) an amount equal to an annual rate of 0.625% of the sum of (i) the Fund's regulatory capital and (ii) the amount of an assumed two tiers of outstanding leverage based on such regulatory capital, or (b) an amount negotiated between the General Partner and the Management Company. The management fee can be reduced by certain fees ultimately received by the Management Company from the portfolio companies. Payments of the management fee are made quarterly in advance. Certain direct expenses such as legal, audit, tax, and limited partner expense will be the responsibility of the Fund. The management fees for the periods ended March 31, 2013 and 2012 were $279,655 and $393,469, respectively.

NOTE H – CONCENTRATION OF CREDIT RISK

The Fund's portfolio investment companies are located throughout the United States. As a result, any adverse impact on the economy of these regions could adversely impact the Fund's results of operations and financial position. The Fund has cash balances on deposit with local and regional banks in excess of the FDIC limit at March 31, 2013 and December 31, 2012.

Management of the Fund seeks investment opportunities that offer the possibility of attaining substantial capital appreciation. Certain events particular to each industry in which the Fund's investments conduct operations, as

NOTE H – CONCENTRATION OF CREDIT RISK (Continued)

well as general economic conditions, may have a significant negative impact on the investees' operations and profitability. Such events are beyond the Fund's control, and the likelihood that they may occur and the effect on the Fund cannot be predicted.

NOTE I – COMMITMENTS AND CONTINGENCIES

The Fund may be subject to lawsuits, tax examinations or other claims arising out of the normal course of business. While the ultimate result of any unasserted claim cannot be determined, the General Partner does not expect that the disposition of any such matters would have a material adverse effect on the financial position or results of operations of the Fund.

In the normal course of business, the Fund is party to financial instruments with off-balance sheet risk, consisting primarily of unused commitments to extend credit, in the form of loans, to the Fund's portfolio companies. The balance of unused commitments to extend credit as of March 31, 2013 was $800,000. Since these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

NOTE J – RELATED-PARTY TRANSACTIONS

At March 31, 2013 and December 31, 2012, the Fund had the following receivables from (payables to) related parties relating to certain capital contributions, management fees, and reimbursable expenses:

	March 31, 2013	December 31, 2012
CapitalSouth Corporation	$101,300	$ 101,300
Phoenix Holdings-NC, Inc.	(68,225)	(119,746)
CapitalSouth Partners SBIC Fund III, Limited Partnership	15,542	(14,458)
Limited Partners	138,143	138,143
	$186,760	$ 105,239

These amounts are reflected in the accompanying statements of financial position under the captions, "Due from related parties" and "Due to related parties."

At times, the Fund maintains deposit accounts and certificates of deposit with financial institutions that are limited partners of the Fund. Total deposits with these financial institutions were approximately $7,818,912 and $1,520,000 at March 31, 2013 and December 31, 2012, respectively.

NOTE K – FINANCIAL HIGHLIGHTS

Financial highlights were as follows:

	Period Ending [1]	
Ratio to average net assets: [2]	**March 31, 2013**	**March 31, 2012**
Total Expenses	**9.35%**	**13.13%**
Net Investment Income	**8.01%**	**7.65%**
Total Return [3]	**6.04%**	**41.42%**

[1] *The ratios represent the amounts for the Fund II Limited Partners only.*

[2] *Average net assets are based on the beginning and ending amounts of the LTM period then ending; amounts and ratios for three month period then ending have been annualized.*

[3] *Total return based upon the net increase (decrease) in net assets resulting from operations during the period divided by average net assets. A limited partner's return may vary from these returns based on participation in different expense arrangements (as applicable).*

CAPITALSOUTH PARTNERS FUND II LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

NOTE L – SUBSEQUENT EVENT

In May 2013, management filed with the SEC an N-2 registration filing to pursue the formation of a Business Development Company (BDC). In this proposed transaction, the Fund will be acquired by Capitala Finance Corp (the BDC). Late in 2012, the Fund received the required amount of consents from the Limited Partners to pursue this transaction.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CapitalSouth Partners SBIC Fund III, L. P.
(A Delaware Limited Partnership)
Charlotte, North Carolina

We have audited the accompanying statements of financial position of CapitalSouth Partners SBIC Fund III, L. P. (the "Fund"), including the schedules of investments, as of December 31, 2012 and 2011, and the related statements of operations, changes in partners' capital, and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Fund was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Fund as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ DIXON HUGHES GOODMAN LLP

High Point, North Carolina
June 18, 2013

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
STATEMENTS OF FINANCIAL POSITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Portfolio investments at fair value:		
Non-control/non-affiliate investments	$ 47,985,499	$ 40,550,808
Affiliate investments	100,971,193	62,451,500
Control investments	41,288,316	33,707,330
TOTAL INVESTMENTS AT FAIR VALUE	190,245,008	136,709,638
Cash and cash equivalents	20,504,282	14,787,856
Interest receivable	1,334,419	853,007
Due from related parties	1,235,987	1,742,322
Deferred financing fees, net of accumulated amortization of $799,087 in 2012 and $360,107 in 2011	3,732,163	3,322,393
TOTAL ASSETS	$217,051,859	$157,415,216
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$ 1,562,239	$ 1,104,535
SBA-guaranteed debentures payable	125,000,000	90,000,000
TOTAL LIABILITIES	126,562,239	91,104,535
Partners' capital:		
General partner	—	—
Limited partner	50,248,290	50,248,290
Accumulated net realized earnings	4,944,570	5,171,031
Net unrealized appreciation on investments	35,296,760	10,891,360
TOTAL PARTNERS' CAPITAL	90,489,620	66,310,681
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$217,051,859	$157,415,216

See accompanying notes.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	2012	2011
INVESTMENT INCOME		
Loan interest, fee and dividend income:		
Non-control/non-affiliate investments	$ 4,283,171	$ 4,043,851
Affiliate investments	8,895,933	3,696,049
Control investments	2,411,849	1,606,371
TOTAL LOAN INTEREST, FEE AND DIVIDEND INCOME	15,590,953	9,346,271
Payment-in-kind interest income:		
Non-control/non-affiliate investments	2,072	391,277
Affiliate investments	390,365	366,403
Control investments	383,690	150,956
TOTAL PAYMENT-IN-KIND INTEREST INCOME	776,127	908,636
Interest income from cash and cash equivalent investments	92,261	131,433
Income from pass-through entities		
Non-control/non-affiliate investments	228	—
Affiliate investments	—	39,201
	228	39,201
TOTAL INVESTMENT INCOME	16,459,569	10,425,541
EXPENSES		
Interest expense	4,769,866	2,534,435
Management fees	2,428,221	1,595,952
Professional fees	—	414,283
Other expenses	72,173	69,728
TOTAL EXPENSES	7,270,260	4,614,398
NET INVESTMENT INCOME	9,189,309	5,811,143
Net realized and unrealized gains on investments:		
Realized gain on investments		
Non-control/non-affiliate investments	110,752	1,372,515
Affiliate investments	973,478	922,501
TOTAL NET REALIZED GAINS	1,084,230	2,295,016
NET CHANGE IN UNREALIZED APPRECIATION OF INVESTMENTS	24,405,400	7,481,414
TOTAL NET GAIN ON INVESTMENTS	25,489,630	9,776,430
NET INCOME	$34,678,939	$15,587,573

See accompanying notes.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Years Ended December 31, 2012 and 2011

	General Partner	Limited Partners	Accumulated Net Realized Earnings	Net Unrealized Appreciation on Investments	Total
BALANCE, December 31, 2010	$—	$30,000,000	$ 1,264,872	$ 3,409,946	$ 34,674,818
Partner's capital contribution	—	20,248,290	—	—	20,248,290
Distributions to partners	—	—	(4,200,000)	—	(4,200,000)
Net investment income	—	—	5,811,143	—	5,811,143
Net realized gain on portfolio investments	—	—	2,295,016	—	2,295,016
Net change in unrealized gain on portfolio investments	—	—	—	7,481,414	7,481,414
BALANCE, December 31, 2011	—	50,248,290	5,171,031	10,891,360	66,310,681
Distributions to partners	—	—	(10,500,000)	—	(10,500,000)
Net investment income	—	—	9,189,309	—	9,189,309
Net realized gain on portfolio investments	—	—	1,084,230	—	1,084,230
Net change in unrealized gain on portfolio investments	—	—	—	24,405,400	24,405,400
BALANCE, December 31, 2012	$—	$50,248,290	$ 4,944,570	$35,296,760	$ 90,489,620

See accompanying notes.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 34,678,939	$ 15,587,573
Adjustments to reconcile net income to net cash used by operating activities:		
Purchases of portfolio investments	(43,327,008)	(87,884,375)
Proceeds from sale of portfolio investments	1,618,830	4,787,073
Repayments of portfolio investments	14,443,412	20,199,579
Net realized gain on portfolio investments	(1,084,230)	(2,295,016)
Change in net unrealized gain on portfolio investments	(24,405,400)	(7,481,414)
Payment-in-kind interest accrued, net of payments received	(736,048)	(566,358)
Accretion of original issue discount on portfolio investments	(40,079)	(342,278)
Amortization of deferred financing fees	438,980	293,320
Changes in assets and liabilities:		
Interest receivable	(481,412)	(494,437)
Due from related parties	258,045	(419,878)
Accounts payable and accrued expenses	452,857	537,307
Due to related parties	—	(711,083)
NET CASH USED BY OPERATING ACTIVITIES	(18,183,114)	(58,789,987)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of SBA-guaranteed debentures	35,000,000	57,000,000
Deferred financing fees paid	(848,750)	(2,132,250)
Partners' capital contributions	248,290	20,000,000
Distributions paid	(10,500,000)	(4,200,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	23,899,540	70,667,750
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 5,716,426	$ 11,877,763
CASH AND CASH EQUIVALENTS, beginning of year	14,787,856	2,910,093
CASH AND CASH EQUIVALENTS, end of year	$ 20,504,282	$ 14,787,856
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ 3,684,514	$ 1,556,821
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES		
Conversion of portfolio investment—loan to portfolio investment—equity security	$ 1,755,957	$ —
Receivable issued for partner's capital contributions	$ —	$ 248,290

See accompanying notes.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
SCHEDULE OF INVESTMENTS
December 31, 2012

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATED INVESTMENTS						
AAE Acquisition, LLC	Industrial Equipment Rental	Promissory Note (13% Cash, Due 5/6/15)	$ 7,244,054	$ 7,244,054	$ 7,250,000	
		Membership Units (5,482 units)		12,500	1,750,500	
			7,244,054	7,256,554	9,000,500	10.0%
American Exteriors, Inc.	Replacement Window Manufacturer	Promissory Note (14% Cash, Due 7/31/13)	3,423,602	2,523,570	3,852,532	
		Common Stock Warrant (11.25 fully diluted)		—	242,577	
			3,423,602	2,523,570	4,095,109	4.5%
Boot Barn Holding Corporation	Western Wear Retail	Promissory Note (12.5% Cash, Due 12/12/16)	11,250,000	11,250,000	11,250,000	
		Common Stock (1,800 shares)		1,800,000	3,696,000	
			11,250,000	13,050,000	14,946,000	16.5%
Highwinds Capital, Inc.	Usenet Hosting Services	Common Stock Warrants (543.6 shares)		—	1,397,558	
				—	1,397,558	1.5%
Immersive Media Tactical Solutions, LLC	Specialty Defense Contractor		975,000	975,000	350,250	
		Promissory Note (13% Cash, Due 10/6/16)				
		Membership Unit Warrant (1,041 units)		—	—	
			975,000	975,000	350,250	0.4%
Medical Depot, Inc.	Medical Device Manufacturer	Promissory Note (14% Cash, Due 10/11/16)	3,500,000	3,500,000	3,500,000	
		Series C Convertible Preferred Stock (555 shares)		1,000,000	1,214,250	
			3,500,000	4,500,000	4,714,250	5.2%
Precision Manufacturing, LLC	Industrial Boiler Manufacturer	Promissory Note (13% Cash, Due 2/10/17)	1,875,000	1,875,000	1,835,250	
		Membership Unit Warrant (52,500 units SC Precision)		—	159,750	
			1,875,000	1,875,000	1,995,000	2.2%
Stoddard Hill Media Holdings, LLC	IT Hosting Services	Class D Preferred Units (99,119 shares)		225,000	278,625	
				225,000	278,625	0.3%
Worklife America, Inc.	Professional Employer Organization	Promissory Note (12% Cash, Due 12/28/16)	9,746,394	9,746,394	9,746,395	
		Common Warrant (2.21%)		—	1,461,812	
		Preferred Warrant (2.21%)		—	—	
			9,746,394	9,746,394	11,208,207	12.4%
Total Non-Control/ Non-Affiliated Investments			38,014,050	40,151,518	47,985,499	53.0%

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
Abutec Industries, Inc.	Oil & Gas Services	Promissory Note (10% Cash, Due 12/28/17)	$ 800,000	$ 800,000	$ 800,000	
		Promissory Note (12% Cash, 3% PIK, Due 12/28/17)	3,200,000	3,200,000	3,200,000	
		Membership Units (12.4% Ownership)		991,676	991,676	
			4,000,000	4,991,676	4,991,676	5.5%
Chef'N Corporation	Culinary Products	Promissory Note (15% Cash, 3% optional PIK, Due 5/16/18)	4,725,000	4,725,000	4,725,000	
		Series A Preferred Stock (750,000 shares)		750,000	1,851,717	
			4,725,000	5,475,000	6,576,717	7.3%
City Gear, LLC	Footwear Retail	Promissory Note (13% Cash, Due 9/28/16)	3,807,693	3,807,693	3,807,900	
		Preferred Membership Interest (2.97% ownership)		1,142,307	1,642,584	
		Preferred Membership Interest Warrant		—	967,012	
			3,807,693	4,950,000	6,417,496	7.1%
Corporate Visions, Inc.	Sales & Marketing Services	Common Stock (1,500,000 shares)	1,500,000	1,500,000	4,446,274	
		Common Stock Warrant (302,433 shares)		—	809,504	
			1,500,000	1,500,000	5,255,778	5.8%
Fresh Foods Concepts, Inc.	Salsa Manufacturer	Promissory Note (13% Cash, 4% PIK, Due 11/30/15)	2,429,953	2,429,953	—	
		Class A Common Units (1,125 units)		1,125,000	—	
		Class C Common Unit Warrants (124 units)		32,073	—	
			2,429,953	3,587,026	—	0.0%
GA Communications, Inc.	Advertising & Marketing Services	Promissory Note (12.5% Cash, Due 4/14/17)	9,750,000	9,750,000	9,750,000	
		Series A Preferred Stock (1,498.5 shares)		1,498,500	1,645,500	
		Series B-1 Common Stock (150,000 shares)		1,500	2,444,625	
			9,750,000	11,250,000	13,840,125	15.3%
Impresa Aerospace Holdings, LLC	Aerospace Parts Manufacturer	Promissory Note (12% Cash, 3% PIK, Due 4/28/16)	6,523,697	6,523,697	3,914,218	
		Class A Membership Units (675,000 units)		675,000	—	
		Class C Membership Units (237,836 units)		237,836	—	
			6,523,697	7,436,533	3,914,218	4.3%
J&J Produce Holdings, Inc.	Produce Distribution	Promissory Note (13% Cash, Due 7/16/18)	4,221,000	4,221,000	4,221,163	

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
		Common Stock (6,665 shares)		$ 666,500	$ 825,384	
		Common Stock Warrants (3,670 shares)		—	454,685	
			$ 4,221,000	4,887,500	5,501,232	6.1%
LJS Partners, LLC	QSR Franchisor	Units of Participation (1,125,000 units)		1,125,000	11,333,625	
				1,125,000	11,333,625	12.5%
MJC Holdings, LLC	Specialty Clothing	Promissory Note (12% Cash 2% PIK, Due 1/16/18)	6,434,994	6,434,994	6,434,994	
		Series A Preferred Units (1,700,000 units)		1,700,000	2,347,959	
			6,434,994	8,134,994	8,782,953	9.7%
MMI Holdings, LLC	Medical Devise Distributor	Promissory Note (12% Cash, Due 10/17/14)	2,600,000	2,600,000	2,600,000	
		Common Stock (45 shares)		—	187,000	
			2,600,000	2,600,000	2,787,000	3.1%
Source Capital Penray, LLC	Automotive Chemicals & Lubricants	Promissory Note (13% Cash, Due 2/17/17)	1,875,000	1,875,000	1,835,041	
		Membership Unit (10.2% ownership)		562,500	404,351	
		Common Stock Warrant (56.45 shares SC Penray, LLC)		—	222,870	
			1,875,000	2,437,500	2,462,262	2.7%
Source Capital SSCR, LLC	Suntan Lotion Manufacturer	Promissory Note (12% Cash, Due 7/6/17)	8,832,402	8,832,402	8,832,402	
		Preferred Membership Units		1,048,849	649,537	
		Common Stock Warrant (.75% Source Capital SSCR, LLC)		—	—	
			8,832,402	9,881,251	9,481,939	10.5%
Source Recycling, LLC	Metal Recycler	Promissory Note (13% Cash, Due 9/2/16)	3,675,000	3,675,000	2,198,172	
		Membership Units (34,328.25 units)		1,042,963	—	
			3,675,000	4,717,963	2,198,172	2.4%
Sparus Holdings, Inc.	Energy Services	Promissory Note (12% Cash, Due 3/18/14)	3,500,000	3,500,000	3,500,000	
		Common Stock Warrant (1,745.27 shares)		—	—	
			3,500,000	3,500,000	3,500,000	3.9%
STX Healthcare Management Services, Inc.	Dentistry Services	Promissory Note (14% Cash, Due 7/31/15)	3,296,576	3,296,576	3,312,500	
		Common Stock (600,000 shares)		600,000	290,000	

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
		Common Stock Warrant (422,892 shares)		$ 108,889	$ 389,500	
			$ 3,296,576	4,005,465	3,992,000	4.4%
Take 5 Oil Change, LLC	Quick Lube Services	Promissory Note (10% Cash, Due 11/28/16)	9,000,000	9,000,000	9,000,000	
		Common Stock (8,019 shares)		801,900	936,000	
			9,000,000	9,801,900	9,936,000	11.0%
Total Affiliated Investments			76,171,315	90,281,808	100,971,193	111.6%
CONTROL INVESTMENTS						
KBP Investments, LLC	QSR Franchisee	Class A Preferred Stock (5,953 shares)		5,953,846	5,953,846	
		Class A Common Stock (273,898 shares)		—	15,875,834	
				5,953,846	21,829,680	24.1%
Micro Precision, LLC	Conglomerate	Promissory Note (10% Cash, Due 9/16/16)	1,396,552	1,396,552	1,396,552	
		Promissory Note (14% Cash, 4% PIK, Due 9/16/16)	2,570,238	2,570,238	2,570,238	
		Common Stock (35 shares)		1,221,982	2,457,375	
			3,966,790	5,188,772	6,424,165	7.1%
On-Site Fuel Service, Inc.	Fuel Transportation Services	Promissory Note (14% Cash, 4% PIK, Due 12/19/16)	3,457,027	3,457,027	3,457,027	
		Preferred Stock (24,338 shares)		2,433,758	1,760,054	
		Common Stock (24,583 shares)		24,583	1,491,890	
		Preferred Stock Series B (1,760 shares)		1,755,957	—	
			3,457,027	7,671,325	6,708,971	7.4%
Tubular Textile Machinery, Inc.	Textile Equipment Manufacturer	Promissory Note (14% Cash, 3% PIK, Due 2/1/16)	4,950,229	4,950,229	4,951,500	
		Preferred Stock (750 shares)		750,000	825,750	
		Common Stock (225,000 shares)		750	548,250	
			4,950,229	5,700,979	6,325,500	7.0%
Total Affiliated Investments			12,374,046	24,514,922	41,288,316	45.6%
Total Investments			$126,559,411	$154,948,248	$190,245,008	210.2%

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
SCHEDULE OF INVESTMENTS
December 31, 2011

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATED INVESTMENTS						
AAE Acquisition, LLC	Industrial Equipment Rental	Promissory Note (13% Cash, Due 5/6/15)	$ 7,241,981	$ 7,241,981	$ 7,250,000	
		Membership Units (4,498.23 units)		12,500	1,230,500	
			7,241,981	7,254,481	8,480,500	12.8%
American Exteriors, Inc.	Replacement Window Manufacturer	Promissory Note (14.0% Cash, Due 12/31/14)	3,423,602	2,523,570	2,418,750	
		Common Stock Warrant (11.25% fully diluted)		—	166,500	
			3,423,602	2,523,570	2,585,250	3.9%
Boot Barn Holding Corporation	Western Wear Retail	Promissory Note (12.5% Cash, Due 12/12/16)	11,250,000	11,250,000	11,250,000	
		Common Stock (1,800 shares)		1,800,000	1,800,000	
			11,250,000	13,050,000	13,050,000	19.7%
Highwinds Capital, Inc.	Usenet Hosting Services	Common Stock Warrants (543.6 shares)		—	1,397,558	
				—	1,397,558	2.1%
Immersive Media Tactical Solutions, LLC	Specialty Defense Contractor	Promissory Note (13% Cash, Due 10/6/16)	750,000	750,000	750,000	
		Common Stock Warrant (1,041 shares)		—	—	
			750,000	750,000	750,000	1.1%
Medical Depot, Inc.	Medical Device Manufacturer	Promissory Note (14% Cash, Due 10/11/16)	3,500,000	3,500,000	3,500,000	
		Series C Convertible Preferred Stock (555 shares)		1,000,000	1,000,000	
			3,500,000	4,500,000	4,500,000	6.8%
Stoddard Hill Media Holdings, LLC	IT Hosting Services	Class D Preferred Units (99,119 shares)		225,000	225,000	
				225,000	225,000	0.3%
Worklife America, Inc.	Professional Employer Organization	Promissory Note (12% Cash, Due 12/28/16)	9,562,500	9,562,500	9,562,500	
		Common Warrant (2.21%)		—	—	
		Preferred Warrant (2.21%)		—	—	
			9,562,500	9,562,500	9,562,500	14.4%
Total Non-Control/ Non-Affiliated Investments			35,728,083	37,865,551	40,550,808	61.2%
AFFILIATED INVESTMENTS						
Chef'N Corporation	Culinary Products	Promissory Note (15% Cash, 3% optional PIK, Due 5/16/18)	4,725,000	4,725,000	4,725,000	
		Series A Preferred Stock (750,000 shares)		750,000	750,000	
			4,725,000	5,475,000	5,475,000	8.3%

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
Corporate Visions, Inc.	Sales & Marketing Services	Promissory Note (14% Cash Due 12/2/15)	$ 1,500,000	$ 1,500,000	$ 1,500,000	
		Common Stock (1,500,000 shares)		1,500,000	2,597,250	
		Common Stock Warrant (302,433 shares)		—	463,875	
			1,500,000	3,000,000	4,561,125	6.9%
Fresh Foods Concepts, Inc.	Salsa Manufacturer	Promissory Note (13% Cash, 4% PIK, Due 11/30/15)	2,326,134	2,326,134	—	
		Class A Common Units (1,125 units)		1,125,000	—	
		Class C Common Unit Warrants (124 units)		32,073	—	
			2,326,134	3,483,207	—	0.0%
GA Communications, Inc.	Advertising & Marketing Services	Promissory Note (12.5% Cash, Due 4/14/17)	9,750,000	9,750,000	9,750,000	
		Series A Preferred Stock (1,498.5 shares)		1,498,500	1,498,500	
		Series B-1 Common Stock (150,000 shares)		1,500	1,500	
			9,750,000	11,250,000	11,250,000	17.0%
Impresa Aerospace Holdings, LLC	Aerospace Parts Manufacturer	Promissory Note (12% Cash, 3% PIK, Due 4/28/16)	6,294,777	6,294,777	6,732,000	
		Class A Membership Units (675,000 units)		675,000	10,500	
			6,294,777	6,969,777	6,742,500	10.2%
Mission Critical	Electronics Manufacturer	Promissory Note (14% Cash, Due 1/31/16)	4,275,500	4,275,500	4,275,500	
		Promissory Note (10% Cash, Due 1/31/16)	225,000	225,000	225,000	
		Common Stock Warrants (7.123% fully diluted ownership)		—	647,625	
			4,500,500	4,500,500	5,148,125	7.8%
MMI Holdings, LLC	Medical Device Distributor	Promissory Note (12% Cash, Due 10/17/14)	2,600,000	2,600,000	2,600,000	
		Common Stock (45 shares)		—	—	
			2,600,000	2,600,000	2,600,000	3.9%
Source Capital Penray, LLC	Automotive Chemicals & Lubricants	Common Membership Unit (10.2% ownership)		562,500	584,250	
				562,500	584,250	0.9%
Source Recycling, LLC	Metal Recycler	Promissory Note (13% Cash, Due 9/2/16)	3,300,000	3,300,000	3,300,000	
		Membership Units (34,328.25 units)		750,000	750,000	
			3,300,000	4,050,000	4,050,000	6.1%

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
Sparus Holdings, Inc.	Energy Services	Promissory Note (12% Cash, Due 3/18/14)	$ 3,500,000	$ 3,500,000	$ 3,500,000	
		Common Stock Warrant (1,745.27 shares)		—	356,000	
			3,500,000	3,500,000	3,856,000	5.8%
STX Healthcare Management Services, Inc.	Dentistry Services	Promissory Note (14% Cash, Due7/31/15)	3,264,967	3,264,967	3,312,500	
		Common Stock (600,000 shares)		600,000	234,500	
		Common Stock Warrant (422,892 shares)		108,889	176,000	
			3,264,967	3,973,856	3,723,000	5.6%
Take 5 Oil Change, LLC	Quick Lube Services	Promissory Note (10% Cash, Due 11/28/16)	13,125,000	13,125,000	13,125,000	
		Common Stock (8,019 shares		1,336,500	1,336,500	
			13,125,000	14,461,500	14,461,500	21.8%
Total Affiliated Investments			45,136,378	63,826,340	62,451,500	94.2%
CONTROL INVESTMENTS						
KBP Investments, LLC	QSR Franchisee	Class A Preferred Stock (5,953 shares)		5,949,000	5,949,000	
		Class A Common Stock (273,898 shares)		—	6,193,800	
				5,949,000	12,142,800	18.3%
Micro Precision, LLC	Conglomerate	Promissory Note (10% Cash, Due 9/16/16)	1,396,552	1,396,552	1,396,552	
		Promissory Note (14% Cash, 4% PIK, Due 9/16/16)	2,472,479	2,472,479	2,472,479	
		Common Stock (35 shares)		1,221,982	1,997,625	
			3,869,031	5,091,013	5,866,656	8.8%
On-Site Fuel Service, Inc.	Fuel Transportation Services	Promissory Note (14% Cash, 4% PIK, Due 12/19/16)	5,002,283	5,002,283	5,002,283	
		Preferred Stock (24,338 shares)		2,433,758	2,433,758	
		Common Stock (24,583 shares)		24,583	24,583	
			5,002,283	7,460,624	7,460,624	11.3%
Tubular Textile Machinery, Inc.	Textile Equipment Manufacturer	Promissory Note (14% Cash, 3% PIK, Due 2/1/16)	4,875,000	4,875,000	4,875,000	
		Preferred Stock (750 shares)		750,000	750,000	
		Common Stock (225,000 shares)		750	2,612,250	
			4,875,000	5,625,750	8,237,250	12.4%
Total Affiliated Investments			13,746,314	24,126,387	33,707,330	50.8%
Total Investments			$94,610,775	$125,818,278	$136,709,638	206.2%

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE A – ORGANIZATION AND NATURE OF BUSINESS

CapitalSouth Partners SBIC Fund III, L.P. (the "Fund"), a Delaware limited partnership, is a closed-ended investment company licensed by the Small Business Administration ("SBA") as a Small Business Investment Company ("SBIC"). The Fund was organized to make mezzanine investments, primarily in later-stage, middle-market companies located in the southeastern and middle-Atlantic regions of the United States. The Fund held its initial closing on May 1, 2007. The final closing was held on December 31, 2010.

CapitalSouth Partners SBIC F-III, LLC, a North Carolina limited liability company, is the General Partner (the "General Partner"). The Fund's administrative and day-to-day operational services are provided by Phoenix Holdings-NC, Inc. (the "Management Company").

During 2009, the Fund received approval to operate as a Small Business Investment Company (SBIC) under the provisions of Section 301(c) of the Small Business Investment Act of 1958, as amended. As an SBIC, the Fund is subject to a variety of regulations concerning, among other things, the size and nature of the companies in which it may invest and the structure of those investments. The Fund managers believe that the Fund is in compliance with all SBA regulations.

The term of the Fund will end on December 31, 2023, the date of 13 years after the final close date. However, the General Partner may, with the approval of the SBA and a majority of limited partners, extend the term of the Fund as reasonably necessary to facilitate an orderly liquidation of the Fund's assets.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles ("GAAP"). In the opinion of management, the financial statements reflect all adjustments, which are of a normal, recurring nature, and reclassifications that are necessary for the fair presentation of financial results as of and for the periods presented.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Fund considers cash equivalents to be highly liquid investments with original maturities of three months or less at the date of purchase. Cash and cash equivalents include deposits in money market accounts. The Fund deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Interest and Dividends Receivable

Interest and dividends receivable represent obligations due from portfolio companies upon presentation. Loans, debt securities, and preferred stock dividends are placed on non-accrual status when collection of interest is considered doubtful. At that time, the full amount of any interest and dividends receivable is either reversed or fully reserved. The amount of interest not accrued because collection is in doubt totaled $431,267 and $40,497 at December 31, 2012 and 2011, respectively.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Financing Fees

Costs incurred to issue the SBA-guaranteed debentures payable are capitalized and are amortized over the term of the debt agreements under the straight-line method, which does not differ materially from the effective interest method.

Partners' Capital

The Fund has received capital commitments from the Limited Partner totaling $75,000,000, of which $50,248,290 (67%) has been contributed as of December 31, 2012 and 2011, which includes the receivable of $248,290 at December 31, 2011 which was collected March 7, 2012.

Revenue Recognition

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when interest and/or principal payments on a loan become past due, or if the Fund otherwise does not expect the borrower to be able to service its debt and other obligations, the Fund will place the loan on non-accrual status, and will generally cease recognizing interest income on that loan for financial reporting purposes, until all principal and interest has been brought current through payment or due to a restructuring such that the interest income is deemed to be collectible. The fund writes off any previously accrued and uncollected interest when it is determined that interest is no longer considered collectible. Dividend income is recognized on the date dividends are declared. Origination, amendment, closing and/or commitment fees associated with investments in portfolio companies are recognized as income when the investment transaction closes. Prepayment penalties received by the Fund for debt instruments repaid prior to maturity date are recorded as income upon receipt.

The Fund holds debt investments in its portfolio that contain a payment-in-kind ("PIK") interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on the accrual basis to the extent that such amounts are expected to be collected. PIK interest is not accrued if the Fund does not expect the issuer to be able to pay all principal and interest when due. For the years ended December 31, 2012 and 2011, the Fund earned $736,048 and $566,358 in PIK interest, respectively.

Realized and Unrealized Gains or Losses on Investments

Realized gains or losses recorded upon disposition or impairment of investments are calculated on the difference between the net proceeds from disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. The Fund reports changes in fair value of investments as a component of the net change in unrealized appreciation (depreciation) on investments in the accompanying statements of operations.

Investment Classification

In accordance with the provisions of the Investment Company Act of 1940 (the "Act"), the Fund classifies investment by level of control. As defined in the 1940 Act, "Control Investments" are investments in those companies that the Fund is deemed to "Control." "Affiliate Investments" are investments in those companies that are "Affiliated Companies" of the Fund, as defined in the 1940 Act, other than Control Investments. "Non-Control/Non-Affiliate Investments" are those investments that are neither control Investments nor affiliate

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments. Generally under the 1940 Act, the Fund is deemed to control a company in which it has invested if the Fund owns more than 25% of the voting securities of such company and/or has greater than 50% representation on its board, or has the power to exercise control over management or policies of such portfolio company. The Fund is deemed to be an affiliate of a company in which the Fund has invested if it owns between 5% and 25% of the voting securities of such company.

Income Taxes

Earnings of the Fund are taxed directly to the partners; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Fund has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2012 and 2011. Fiscal years ending on or after December 31, 2009 remain subject to examination by federal and state tax authorities.

Valuation of Investments

The Fund has established and documented processes and methodologies for determining the fair values of portfolio investments on a recurring basis in accordance with ASC Topic 820—*Fair Value Measurements and Disclosures* ("ASC Topic 820"). Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurements*, (Topic 820), *Amendments to Achieve Common Fair Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes the application of some requirements for measuring fair value and requires additional disclosure for fair value measurements categorized in Level 3 of the fair value hierarchy. ASU 2011-04 was effective for interim and annual periods beginning after December 15, 2011. The Fund adopted this standard on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Fund's process for measuring fair values or on the Fund's financial statements, other than inclusion of additional required disclosures.

NOTE C – PORTFOLIO COMPANY INVESTMENTS

The Fund's portfolio investments principally consist of secured and unsecured debt, equity warrants and direct equity investment in privately held companies. The debt investments may or may not be secured by either first or second lien on the assets of the portfolio company. The debt investment generally bears interest at a fixed rate, and generally matures between five and seven years from the original investment. In connection with a debt investment, the Fund may also receive equity warrants and/or make direct equity investments. The Fund's warrants or equity investment may be in a holding company related to the portfolio company.

As of December 31, 2012, the Fund had debt and equity investments in 30 portfolio companies with an aggregate fair value of $190,245,008 and a weighted average effective yield on its debt investments of 13.4%. At December 31, 2012, the Fund held equity or warrant ownership in 100% of its portfolio companies. As of December 31, 2011, the Fund had debt and equity investments in 24 portfolio companies with an aggregate fair

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE C – PORTFOLIO COMPANY INVESTMENTS (Continued)

value of $136,709,638 and a weighted average effective yield on its debt investments of 13.2%. At December 31, 2011 the Fund held equity or warrant ownership in 100.0% of its portfolio companies. The weighted average yields were computed using the effective interest rates for all debt investments at cost as of December 31, 2012 and 2011, including accretion of original issue discount and any accumulated PIK interest.

Purchases of debt and equity investments for the years ended December 31, 2012 and 2011 totaled $43,327,008 and $87,884,375, respectively.

Investments by type with corresponding percentage of total portfolio investments consisted of the following:

	At Cost			
	December 31, 2012	Percent	December 31, 2011	Percent
Senior secured	$ 35,873,918	23.1%	$ 29,957,622	23.9%
Subordinated debt	88,285,466	57.0%	73,503,121	58.4%
Equity	30,635,402	19.8%	22,204,073	17.6%
Warrants*	153,462	0.1%	153,462	0.1%
	$154,948,248	100.0%	$125,818,278	100.0%

	At Fair Value			
	December 31, 2012	Percent	December 31, 2011	Percent
Senior secured	$ 36,578,131	19.2%	$ 29,852,802	21.8%
Subordinated debt	81,713,003	43.0%	71,232,539	52.1%
Equity	48,294,522	25.4%	24,992,439	18.3%
Warrants*	23,659,352	12.4%	10,631,858	7.8%
	$190,245,008	100.0%	$136,709,638	100.0%

NOTE C – PORTFOLIO COMPANY INVESTMENTS (Continued)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the years ended December 31, 2012 and 2011:

	Senior Secured and Subordinated Debt	Equity Securities	Warrants*	Total
Balance, January 1, 2011	$ 53,625,984	$ 6,022,700	$ 3,478,165	$ 63,126,849
Purchases	70,142,801	17,741,574	—	87,884,375
Proceeds received	(20,199,579)	(4,787,073)	—	(24,986,652)
PIK interest	566,358	—	—	566,358
Accretion of OID	342,278	—	—	342,278
Net change from unrealized to realized gains (losses)	(900,032)	1,342,790	1,852,258	2,295,016
Unrealized gains (losses)	(2,492,469)	4,672,448	5,301,435	7,481,414
Balance, December 31, 2011	101,085,341	24,992,439	10,631,858	136,709,638
Purchases	36,121,878	7,205,130	—	43,327,008
Note converted to equity	(1,755,957)	1,755,957	—	—
Proceeds received	(14,443,412)	(1,618,830)	—	(16,062,242)
Other	4,847	—	—	4,847
PIK interest	736,048	—	—	736,048
Accretion of OID	40,079	—	—	40,079
Net change from unrealized to realized gains	—	401,124	683,106	1,084,230
Unrealized gains (losses)	(3,497,690)	15,558,702	12,344,388	24,405,400
Balance, December 31, 2012	$118,291,134	$48,294,522	$23,659,352	$190,245,008

* *In addition to unexercised warrant securities, this classification includes all equity securities that have been obtained through the exercise of warrants.*

All investments made by the Fund as of December 31, 2012 and 2011 were made in portfolio companies located in the U.S. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company's business. The following tables show portfolio composition by geographic region at cost and fair value and as a percentage of total investments.

	At Cost			
	December 31, 2012	Percent	December 31, 2011	Percent
South	$ 96,171,890	62.0%	$ 72,387,711	57.6%
West	33,572,129	21.7%	39,002,054	31.0%
Midwest	10,797,494	7.0%	787,500	0.6%
Northeast	14,406,735	9.3%	13,641,013	10.8%
	$154,948,248	100.0%	$125,818,278	100.0%

NOTE C – PORTFOLIO COMPANY INVESTMENTS (Continued)

	At Fair Value			
	December 31, 2012	Percent	December 31, 2011	Percent
South	$130,596,759	68.6%	$ 83,921,732	61.4%
West	34,787,822	18.3%	37,562,000	27.5%
Midwest	11,523,840	6.1%	809,250	0.6%
Northeast	13,336,587	7.0%	14,416,656	10.5%
	$190,245,008	100.0%	$136,709,638	100.0%

At December 31, 2012, the Fund had one portfolio company investment that represented more than 10% of the total investment portfolio. This investment represented 11.5% of the fair value of the portfolio and 3.8% of the cost as of December 31, 2012. At December 31, 2011, the Fund had two portfolio company investments that represented more than 10% of the total investment portfolio. These investments represented 9.5% and 10.6%, respectively, of the fair value and 10.4% and 11.5%, respectively, of the cost as of December 31, 2012.

During 2011, the Fund exited its equity position in various portfolio companies. The Fund may receive additional proceeds from this sale, which are currently held in escrow. Release of these escrow funds is contingent upon certain indemnifications as stated in the stock redemption agreements. Therefore, the escrow balance, totaling approximately $566,250 and $995,390 at December 31, 2012 and 2011, respectively, has been fully reserved and no gain will be realized on the escrowed funds until release. During 2012, the Fund received approximately $401,120 from the escrow funds and recognized a realized gain in the accompanying statement of operations.

NOTE D – VALUATION OF INVESTMENTS

Under ASC Topic 820, portfolio investments recorded at fair value in the financial statements are classified within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value, as defined below:

- **Level 1**—Inputs are unadjusted, quoted prices in active market for identical assets or liabilities.

- **Level 2**—Inputs include quoted prices for similar assets in active markets or that are quoted prices for identical or similar assets in markets that are not active and inputs that are observable, either directly or indirectly, for substantially the full term, if applicable, of the investment.

- **Level 3**—Inputs include those that are both unobservable and significant to the overall fair value measurement.

An investment's classification within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Fund's investment portfolio is comprised of debt and equity securities of privately held companies for which quoted prices falling within the categories of Level 1 and Level 2 inputs are not available. Therefore, the Fund determines the fair value of its investments in good faith using Level 3 inputs, pursuant to a valuation policy and process that is established by the management of the Fund with assistance of certain third-party advisors and subsequently approved by the Fund's General Partner. There is no single standard for determining fair value in good faith, as fair value depends upon the specific circumstances of each individual investment. The recorded fair values of the Fund investment may differ significantly from fair values that would have been used, had an active market for the securities existed. In

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE D – VALUATION OF INVESTMENTS (Continued)

addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

The ranges and weighted average values of the significant Level 3 inputs used in the valuation of the Fund's debt and equity securities at December 31, 2012 are summarized as follows:

	Fair Value	Valuation Model	Level 3 Input	Range of Inputs	Weighted Average
Subordinated debt and second lien notes	$75,600,613	Income Approach	Required Rate of Return Leverage Ratio Adjusted EBITDA	11.6% - 18.0% 1.7x - 5.8x $1.9 million - $31.7 million	13.9% 3.2x $11.6 million
Subordinated debt and second lien notes	$ 6,112,390	Enterprise Value Waterfall Approach	Adjusted EBITDA Mutliple Adjusted EBITDA	4.0x - 6.5x $0.6 million - $3.8 million	5.9x $2.7 million
Senior debt and 1st lien notes	$36,578,131	Income Approach	Required Rate of Return Leverage Ratio Adjusted EBITDA	9.0% - 22.5% 2.2x - 18.3x $0.1 million - $13.4 million	11.8% 3.5x $6.5 million
Equity shares and warrants	$71,953,874	Enterprise Value Waterfall Approach	Adjusted EBITDA Multiple Adjusted EBITDA	4.0x - 10.5x $0.6 million - $34.3 million	7.1x $14.7 million

NOTE E – DEBT

SBA-Guaranteed Debentures

The Fund uses debenture leverage provided through the SBA to fund a portion of its investment purchases. The SBA has made commitments to guarantee $125,000,000 in the form of debenture securities to the Fund. There were no unused commitments as of December 31, 2012.

As of December 31, 2012 and 2011, the Fund's issued and outstanding SBA-guaranteed debentures mature as follows:

Date of Pooling	Fixed Maturity Date	Interest Rate	2012	2011
September 1, 2010	September 1, 2020	3.215%	$ 3,000,000	$ 3,000,000
September 1, 2010	September 1, 2020	3.215%	4,000,000	4,000,000
September 1, 2010	September 1, 2020	3.215%	4,000,000	4,000,000
September 1, 2010	September 1, 2020	3.215%	4,000,000	4,000,000
September 1, 2010	September 1, 2020	3.215%	4,000,000	4,000,000
March 1, 2011	March 1, 2021	4.084%	5,000,000	5,000,000
March 1, 2011	March 1, 2021	4.084%	5,000,000	5,000,000
March 1, 2011	March 1, 2021	4.084%	4,000,000	4,000,000
March 1, 2011	March 1, 2021	4.084%	18,000,000	18,000,000
March 1, 2011	March 1, 2021	4.084%	14,000,000	14,000,000
March 1, 2012	March 1, 2022	2.766%	25,000,000	25,000,000
March 1, 2012	March 1, 2022	2.766%	35,000,000	—
			$125,000,000	$90,000,000

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE E – DEBT (Continued)

In addition to the stated interest rate, the SBA charges an annual administrative fee depending on the year in which the SBA issued its commitment. The annual administrative fee consisted of the following: 0.285% on $75,000,000 of the pooled debentures at December 31, 2012 and 2011; and 0.515% on $50,000,000 and $15,000,000 of the pooled debentures at December 31, 2012 and 2011, respectively, depending on the year in which the SBA issued its commitment.

The Fund is required to comply with SBA rules and regulations applicable to licensees at all times while this debt is outstanding. These debentures are subject to the terms and conditions set forth in the SBA regulations, with which management believes the Fund is in compliance at December 31, 2012.

As of December 31, 2012, if the Fund had adopted the fair value option under ASC Topic 825—*Financial Instruments* for all of its SBA-guaranteed debentures, the Fund estimates the fair value of its SBA-guaranteed debentures would be approximately $116,100,000, or $8,900,000 less than the $125,000,000 face value of the SBA-guaranteed debentures. As of December 31, 2011, the Fund estimates the fair value of its SBA-guaranteed debentures would be approximately $84,240,000, or $5,760,000 less than the $90,000,000 face value of the SBA-guaranteed debentures. These estimates are based on the Fund's borrowing rate as of December 31, 2012 and 2011, which are considered Level 3 inputs.

NOTE F – DISTRIBUTIONS

The Fund will distribute (a) dividends, interest and other ordinary investment income (including income from the Fund's investments in short-term instruments and deposits); and (b) proceeds received by the Fund upon maturity or disposition of the Fund's investments in portfolio companies (collectively, "net proceeds") at least annually, provided that, however, as an SBIC, the Fund generally will not be permitted to distribute any portion of net proceeds representing capital contributions to the Fund prior to the Fund's dissolution, and unless consented to by the SBA, and there remains no SBA leverage outstanding. The Fund may use such capital that is not returned to the Fund's partners to make additional investments in portfolio companies.

All distributions are subject to the Fund having available cash, and such distributions will be reduced by selling expenses and proceeds being retained by the General Partner to pay the expenses and liabilities of the Fund (including management fees and write-downs of portfolio company investments as determined under the Small Business Investment Act of 1958, as amended, and the rules, regulations and policies issued or announced thereunder).

Distributions of net proceeds and distributions representing a return of the partners' capital contributions will be made to the partners pro rata in accordance with their respective capital accounts.

NOTE G – MANAGEMENT FEE

The Management Company is responsible for most of the routine operating expenses of the Fund and is entitled to a quarterly management fee. The management fee for each fiscal quarter is the lessor of (a) an amount equal to an annual rate of 0.625% of the sum of (i) the Fund's regulatory capital and (ii) the amount of an assumed two tiers of outstanding leverage based on such regulatory capital, or (b) an amount negotiated between the General Partner and the Management Company. The management fee can be reduced by certain fees ultimately received by the Management Company from the portfolio companies. Payments of the management fee are made quarterly in advance. Certain direct expenses such as legal, audit, tax, and limited partner expense will be the responsibility of the Fund. The management fees for 2012 and 2011 were $2,428,221 and $1,595,952, respectively.

NOTE H – CONCENTRATION OF CREDIT RISK

The Fund's portfolio investment companies are located throughout the United States. As a result, any adverse impact on the economy of these regions could adversely impact the Fund's results of operations and financial position. The Fund has cash balances on deposit with local and regional banks in excess of the FDIC limit at December 31, 2012 and 2011.

Management of the Fund seeks investment opportunities that offer the possibility of attaining substantial capital appreciation. Certain events particular to each industry in which the Fund's investments conduct operations, as well as general economic conditions, may have a significant negative impact on the investees' operations and profitability. Such events are beyond the Fund's control, and the likelihood that they may occur and the effect on the Fund cannot be predicted.

NOTE I – COMMITMENTS AND CONTINGENCIES

The Fund may be subject to lawsuits, tax examinations or other claims arising out of the normal course of business. While the ultimate result of any unasserted claim cannot be determined, the General Partner does not expect that the disposition of any such matters would have a material adverse effect on the financial position or results of operations of the Fund.

NOTE J – RELATED-PARTY TRANSACTIONS

At December 31, 2012 and 2011, the Fund had the following receivables from (payables to) related parties relating to certain capital contributions, management fees, and reimbursable expenses:

	2012	2011
CapitalSouth Partners Fund III, L.P.	$1,062,022	$1,167,444
CapitalSouth Corporation	155,000	155,000
Phoenix Holdings-NC, Inc.	16,799	224,299
CapitalSouth Partners Fund II, Limited Partnership	—	17,454
CapitalSouth Partners Florida Sidecar Fund I, L.P.	—	178,125
Other	2,166	—
	$1,235,987	$1,742,322

These amounts are reflected in the accompanying statements of financial position under the caption, "Due from related parties."

At times, the Fund maintains deposit accounts and certificates of deposit with financial institutions that are limited partners of the Fund's 100% parent. Total deposits with these financial institutions were approximately $20,444,352 and $14,787,856 at December 31, 2012 and 2011, respectively.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE K – FINANCIAL HIGHLIGHTS

Financial highlights were as follows:

	Period Ending(1)	
Ratio to Average Net Assets:(2)	**December 31, 2012**	**December 31, 2011**
Total expenses	**9.27%**	**9.14%**
Net investment income	**11.72%**	**11.51%**
Total return(3)	**44.23%**	**30.87%**

(1) *The ratios represent the amounts for the SBIC Fund III Limited Partners; net assets are based upon the beginning and ending amounts of the LTM period then ending.*
(2) *Average net assets are based on the beginning and ending amounts of the LTM period then ending.*
(3) *Total return based upon the net increase (decrease) in net assets resulting from operations during the year divided by average annual net assets. A limited partner's return may vary from these returns based on participation in different expense arrangements (as applicable).*

NOTE L – SUBSEQUENT EVENT

In May 2013, management has filed with the SEC an N-2 registration filing to pursue the formation of a Business Development Company (BDC). In this proposed transaction, the Fund will be acquired by Capitala Finance Corp (the BDC). Late in 2012, the Fund received the required amount of consents from the Limited Partners to pursue this transaction.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
Balance Sheets

	March 31, 2013	December 31, 2012
	(Unaudited)	
ASSETS		
Portfolio investments at fair value:		
Non-control/non-affiliate investments	$ 50,571,422	$ 47,985,499
Affiliate investments	104,669,033	100,971,193
Control investments	40,265,320	41,288,316
TOTAL INVESTMENTS AT FAIR VALUE	195,505,775	190,245,008
Cash and cash equivalents	39,349,239	20,504,282
Interest receivable	1,693,792	1,334,419
Due from related parties	1,462,022	1,235,987
Deferred financing fees, net of accumulated amortization of $917,420 as of March 31, 2013 and $799,087 as of December 31, 2012	4,220,080	3,732,163
TOTAL ASSETS	$242,230,908	$217,051,859
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable and accrued expenses	$ 80,446	$ 1,562,239
SBA-guaranteed debentures	150,000,000	125,000,000
TOTAL LIABILITIES	150,080,446	126,562,239
Partners' capital:		
General partner	—	—
Limited partner	50,248,290	50,248,290
Accumulated net realized earnings	7,445,752	4,944,570
Net unrealized appreciation on investments	34,456,420	35,296,760
TOTAL PARTNERS' CAPITAL	92,150,462	90,489,620
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$242,230,908	$217,051,859

See accompanying notes.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
Unaudited Statements of Operations

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
INVESTMENT INCOME		
Loan interest, fee and dividend income:		
Non-control/non-affiliate investments	$1,232,799	$ 888,936
Affiliate investments	2,083,462	2,178,973
Control investments	451,102	496,515
TOTAL LOAN INTEREST, FEE AND DIVIDEND INCOME	3,767,363	3,564,424
Payment-in-kind interest income:		
Non-control/non-affiliate investments	615	229
Affiliate investments	54,576	81,181
Control investments	96,345	24,440
TOTAL PAYMENT-IN-KIND INTEREST INCOME	151,536	105,850
Interest income from cash and cash equivalent investments	21,274	23,938
Income from pass-through entities		
Non-control/non-affiliate investments	—	—
Affiliate investments	411,765	—
	411,765	—
TOTAL INVESTMENT INCOME	4,351,938	3,694,212
EXPENSES		
Interest expense	1,275,319	971,696
Management fees	500,124	632,500
Professional fees	—	—
Other expenses	75,313	71,110
TOTAL EXPENSES	1,850,756	1,675,306
NET INVESTMENT INCOME	2,501,182	2,018,906
Net realized and unrealized gains on investments:		
Realized gain on investments		
Non-control/non-affiliate investments	—	—
Affiliate investments	—	109,445
TOTAL NET REALIZED GAINS	—	109,445
NET CHANGE IN UNREALIZED APPRECIATION OF INVESTMENTS	(840,340)	3,508,318
TOTAL NET GAIN ON INVESTMENTS	(840,340)	3,508,318
NET INCOME	$1,660,842	$5,636,669

See accompanying notes.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
Unaudited Statements of Net Changes in Partners' Capital

	General Partner	Limited Partners	Accumulated Net Realized Earnings	Net Unrealized Appreciation on Investments	Total
BALANCE, January 1, 2012	$—	$50,248,290	$5,171,031	$10,891,360	$66,310,681
Net investment income	—	—	2,018,906	—	2,018,906
Net realized gain on portfolio investments	—	—	109,445	—	109,445
Net change in unrealized gain on portfolio investments	—	—	—	3,508,318	3,508,318
BALANCE, March 31, 2012	—	50,248,290	7,299,382	14,399,678	71,947,350
BALANCE, January 1, 2013	—	50,248,290	4,944,570	35,296,760	90,489,620
Net investment income	—	—	2,501,182	—	2,501,182
Net change in unrealized gain on portfolio investments	—	—	—	(840,340)	(840,340)
BALANCE, March 31, 2013	$—	$50,248,290	$7,445,752	$34,456,420	$92,150,462

See accompanying notes.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
Unaudited Statements of Cash Flows

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,660,842	$ 5,636,669
Adjustments to reconcile net income to net cash used by operating activities:		
Purchases of portfolio investments	(15,759,566)	(4,500,000)
Proceeds from sale of portfolio investments	—	109,445
Repayments of portfolio investments	9,750,000	400,841
Net realized gain on portfolio investments	—	(109,445)
Change in net unrealized gain on portfolio investments	840,340	(3,508,318)
Payment-in-kind interest accrued, net of payments received	(82,975)	(96,150)
Accretion of original issue discount on portfolio investments	(8,566)	(9,700)
Amortization of deferred financing fees	118,333	99,135
Changes in assets and liabilities:		
Interest receivable	(359,376)	(409,970)
Due from related parties	(549,863)	485,346
Accounts payable and accrued expenses	(1,157,962)	(602,662)
NET CASH USED BY OPERATING ACTIVITIES	(5,548,793)	(2,504,809)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of SBA-guaranteed debentures	25,000,000	35,000,000
Deferred financing fees paid	(606,250)	(848,750)
NET CASH PROVIDED BY FINANCING ACTIVITIES	24,393,750	34,151,250
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 18,844,957	$31,646,441
CASH AND CASH EQUIVALENTS, beginning of year	20,504,282	14,787,855
CASH AND CASH EQUIVALENTS, end of year	$ 39,349,239	$46,434,296
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION Cash paid for interest	$ 2,307,329	$ 1,461,961

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATED INVESTMENTS						
AAE Acquisition, LLC	Industrial Equipment Rental	Promissory Note (13% Cash, Due 5/6/15)	$ 7,244,054	$ 7,244,669	$ 7,250,000	
		Membership Units (5,482 units)		12,500	1,486,500	
			7,244,054	7,257,169	8,736,500	9.5%
American Exteriors, Inc.	Replacement Window Manufacturer	Promissory Note (14% Cash, Due 7/31/13)	3,423,602	2,523,570	3,848,146	
		Common Stock Warrant (11.25 fully diluted)		—	360,469	
			3,423,602	2,523,570	4,208,615	4.6%
Boot Barn Holding Corporation	Western Wear Retail	Promissory Note (12.5% Cash, Due 12/12/16)	11,250,000	11,250,000	11,250,000	
		Common Stock (1,800 shares)		1,800,000	3,728,618	
			11,250,000	13,050,000	14,978,618	16.3%
Highwinds Capital, Inc.	Usenet Hosting Services	Common Stock Warrants (543.6 shares)		—	1,346,130	
				—	1,346,130	1.5%
Immersive Media Tactical Solutions, LLC	Specialty Defense Contractor	Promissory Note (13% Cash, Due 10/6/16)	975,000	975,000	350,250	
		Membership Unit Warrant (1,041 units)		—	—	
			975,000	975,000	350,250	0.4%
Medical Depot, Inc.	Medical Device Manufacturer	Promissory Note (14% Cash, Due 10/11/16)	3,500,000	3,500,000	3,500,000	
		Series C Convertible Preferred Stock (555 shares)		1,000,000	1,274,636	
			3,500,000	4,500,000	4,774,636	5.2%
Precision Manufacturing, LLC	Industrial Boiler Manufacturer	Promissory Note (13% Cash, Due 2/10/17)	1,875,000	1,875,000	1,835,250	
		Membership Unit Warrant (52,500 units SC Precision)		—	191,914	
			1,875,000	1,875,000	2,027,164	2.2%
Stoddard Hill Media Holdings, LLC	IT Hosting Services	Class D Preferred Units (99,119 shares)		225,000	280,942	
				225,000	280,942	0.3%
Worklife America, Inc.	Professional Employer Organization	Promissory Note (12% Cash, Due 12/28/16)	12,298,846	12,298,846	12,298,846	
		Common Warrant (2.207%)		—	1,343,230	
		Preferred Warrant (2.207%)		—	226,491	
			9,746,394	12,298,846	13,868,567	15.0%
Total Non-Control/Non-Affiliated Investments			38,014,050	42,704,585	50,571,422	54.9%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
Abutec Industries, Inc.	Oil & Gas Services	Promissory Note (10% Cash, Due 12/28/17)	800,000	800,000	800,000	
		Promissory Note (12% Cash, 3% PIK, Due 12/28/17)	3,200,000	3,225,135	3,224,068	
		Membership Units (12.4% Ownership)		991,676	963,379	
			4,000,000	5,016,811	4,987,447	5.4%
Chef'N Corporation	Culinary Products	Promissory Note (15% Cash, 3% optional PIK, Due 5/16/18)	$4,725,000	$ 4,725,000	$ 4,725,000	
		Series A Preferred Stock (750,000 shares)		750,000	2,047,200	
			4,725,000	5,475,000	6,772,200	7.3%
City Gear, LLC	Footwear Retail	Promissory Note (13% Cash, Due 9/28/16)	3,807,693	3,807,693	3,807,900	
		Preferred Membership Interest (2.97% ownership)		1,142,307	1,023,156	
		Preferred Membership Interest Warrant		—	1,978,081	
			3,807,693	4,950,000	6,809,137	7.4%
Corporate Visions, Inc.	Sales & Marketing Services	Promissory Note (14% Cash, 2% PIK Due 3/25/18)	8,250,000	8,250,000	8,250,000	
		Common Stock (1,62,347 shares)		1,931,843	5,148,375	
		Common Stock Warrant (302,433 shares)		—	936,376	
			8,250,000	10,181,843	14,334,751	15.6%
Fresh Foods Concepts, Inc.	Salsa Manufacturer	Promissory Note (13% Cash, 4% PIK, Due 11/30/15)	2,429,953	2,429,953	—	
		Class A Common Units (1,125 units)		1,125,000	—	
		Class C Common Unit Warrants (124 units)		32,073	—	
			2,429,953	3,587,026	—	0.0%
GA Communications, Inc.	Advertising & Marketing Services	Promissory Note (12.5% Cash, Due 4/14/17)	—	—	—	
		Series A Preferred Stock (1,498.5 shares)		1,498,500	1,644,375	
		Series B-1 Common Stock (150,000 shares)		1,500	1,986,712	
			9,750,000	1,500,000	3,631,087	3.9%

See accompanying notes.

F-87

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
Impresa Aerospace Holdings, LLC	Aerospace Parts Manufacturer	Promissory Note (12% Cash, 3% PIK, Due 4/28/16)	8,570,186	8,570,186	5,287,067	
		Class A Membership Units (675,000 units)		675,000	—	
		Class C Membership Units (237,836 units)		237,836	—	
			6,523,697	9,483,022	5,287,067	5.7%
J&J Produce Holdings, Inc.	Produce Distribution	Promissory Note (13% Cash, Due 7/16/18)	4,221,000	4,221,000	4,221,000	
		Common Stock (6,665 shares)		666,500	718,226	
		Common Stock Warrants (3,670 shares)		—	396,262	
			4,221,000	4,887,500	5,335,488	5.8%
LJS Partners, LLC	QSR Franchisor	Units of Participation (1,125,000 units)		1,125,000	10,830,750	
				1,125,000	10,830,750	11.8%
MJC Holdings, LLC	Specialty Clothing	Promissory Note (12% Cash 2% PIK, Due 1/16/18)	6,375,000	6,375,000	6,375,000	
		Series A Preferred Units (1,700,000 units)		1,700,000	2,928,675	
			6,434,994	8,075,000	9,303,675	10.1%
MMI Holdings, LLC	Medical Devise Distributor	Promissory Note (12% Cash, Due 10/17/14)	2,600,000	2,600,000	2,600,000	
		Common Stock (45 shares)		—	169,269	
			2,600,000	2,600,000	2,769,269	3.0%
Source Capital Penray, LLC	Automotive Chemicals & Lubricants	Promissory Note (13% Cash, Due 2/17/17)	$ 1,875,000	$ 1,875,000	$ 1,835,041	
		Membership Unit (10.2% ownership)		562,500	393,744	
		Common Stock Warrant (56.45 shares SC Penray, LLC)		—	217,724	
			1,875,000	2,437,500	2,446,509	2.7%
Source Capital SSCR, LLC	Suntan Lotion Manufacturer	Promissory Note (12% Cash, Due 7/6/17)	11,040,502	11,040,502	11,040,503	
		Preferred Membership Units (10.833% ownership)		1,266,020	1,302,043	
		Common Stock Warrant (.727% Source Capital SSCR, LLC)		—	1,472	
			8,832,402	12,306,522	12,344,018	13.4%
Source Recycling, LLC	Metal Recycler	Promissory Note (13% Cash, Due 9/2/16)	3,750,000	3,750,000	2,273,172	
		Membership Units (34,328.25 units)		1,042,963	—	
			3,675,000	4,792,963	2,273,172	2.5%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
Sparus Holdings, Inc.	Energy Services	Promissory Note (12% Cash, Due 3/18/14)	3,500,000	3,500,000	3,500,000	
		Common Stock Warrant (1,745.27 shares)		—	—	
			3,500,000	3,500,000	3,500,000	3.8%
STX Healthcare Management Services, Inc.	Dentistry Services	Promissory Note (14% Cash, Due 7/31/15)	3,296,576	3,304,527	3,312,500	
		Common Stock (600,000 shares)		600,000	440,087	
		Common Stock Warrant (422,892 shares)		108,889	328,126	
			3,296,576	4,013,416	4,080,713	4.4%
Take 5 Oil Change, LLC	Quick Lube Services	Promissory Note (10% Cash, Due 11/28/16)	9,000,000	9,000,000	9,000,000	
		Common Stock (8,019 shares)		801,900	963,750	
			9,000,000	9,801,900	9,963,750	10.8%
Total Affiliated Investments			39,213,972	93,733,503	104,669,033	113.6%
KBP Investments, LLC	QSR Franchisee	Class A Preferred Stock (5,953 shares)		5,953,846	5,949,000	
		Class A Common Stock (273,898 shares)		—	14,925,520	
				5,953,846	20,874,520	22.7%
Micro Precision, LLC	Conglomerate	Promissory Note (10% Cash, Due 9/16/16)	1,396,552	1,396,552	1,396,552	
		Promissory Note (14% Cash, 4% PIK, Due 9/16/16)	2,570,238	2,594,677	2,594,677	
		Common Stock (35 shares)		1,221,982	2,295,272	
			3,966,790	5,213,211	6,286,501	6.8%
On-Site Fuel Service, Inc.	Fuel Transportation Services	Promissory Note (14% Cash, 4% PIK, Due 12/19/16)	3,491,712	3,491,712	3,491,713	
		Preferred Stock (24,338 shares)		2,433,758	1,489,442	
		Common Stock (24,583 shares)		24,583	1,733,818	
		Preferred Stock Series B (1,760 shares)		1,755,957	—	
			3,457,027	7,706,010	6,714,973	7.3%
Tubular Textile Machinery, Inc.	Textile Equipment Manufacturer	Promissory Note (14% Cash, 3% PIK, Due 2/1/16)	4,950,229	4,987,449	4,987,449	
		Preferred Stock (750 shares)		750,000	844,894	
		Common Stock (225,000 shares)		750	556,983	
			4,950,229	5,738,199	6,389,326	6.9%
Total Affiliated Investments			$12,374,046	$ 24,611,266	$ 40,265,320	43.7%
Total Investments			89,602,068	161,049,354	195,505,775	212.2%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
NON-CONTROL/NON-AFFILIATED INVESTMENTS						
AAE Acquisition, LLC	Industrial Equipment Rental	Promissory Note (13% Cash, Due 5/6/15)	$ 7,244,054	$ 7,244,054	$ 7,250,000	
		Membership Units (5,482 units)		12,500	1,750,500	
			7,244,054	7,256,554	9,000,500	10.0%
American Exteriors, Inc.	Replacement Window Manufacturer	Promissory Note (14% Cash, Due 7/31/13)	3,423,602	2,523,570	3,852,532	
		Common Stock Warrant (11.25 fully diluted)		—	242,577	
			3,423,602	2,523,570	4,095,109	4.5%
Boot Barn Holding Corporation	Western Wear Retail	Promissory Note (12.5% Cash, Due 12/12/16)	11,250,000	11,250,000	11,250,000	
		Common Stock (1,800 shares)		1,800,000	3,696,000	
			11,250,000	13,050,000	14,946,000	16.5%
Highwinds Capital, Inc.	Usenet Hosting Services	Common Stock Warrants (543.6 shares)		—	1,397,558	
				—	1,397,558	1.5%
Immersive Media Tactical Solutions, LLC	Specialty Defense Contractor	Promissory Note (13% Cash, Due 10/6/16)	975,000	975,000	350,250	
		Membership Unit Warrant (1,041 units)		—	—	
			975,000	975,000	350,250	0.4%
Medical Depot, Inc.	Medical Device Manufacturer	Promissory Note (14% Cash, Due 10/11/16)	3,500,000	3,500,000	3,500,000	
		Series C Convertible Preferred Stock (555 shares)		1,000,000	1,214,250	
			3,500,000	4,500,000	4,714,250	5.2%
Precision Manufacturing, LLC	Industrial Boiler Manufacturer	Promissory Note (13% Cash, Due 2/10/17)	1,875,000	1,875,000	1,835,250	
		Membership Unit Warrant (52,500 units SC Precision)		—	159,750	
			1,875,000	1,875,000	1,995,000	2.2%
Stoddard Hill Media Holdings, LLC	IT Hosting Services	Class D Preferred Units (99,119 shares)		225,000	278,625	
				225,000	278,625	0.3%
Worklife America, Inc.	Professional Employer Organization	Promissory Note (12% Cash, Due 12/28/16)	9,746,394	9,746,394	9,746,395	
		Common Warrant (2.21%)		—	1,461,812	
		Preferred Warrant (2.21%)		—	—	
			9,746,394	9,746,394	11,208,207	12.4%
Total Non-Control/Non-Affiliated Investments			38,014,050	40,151,518	47,985,499	53.0%

See accompanying notes.

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
Abutec Industries, Inc.	Oil & Gas Services	Promissory Note (10% Cash, Due 12/28/17)	$ 800,000	$ 800,000	$ 800,000	
		Promissory Note (12% Cash, 3% PIK, Due 12/28/17)	3,200,000	3,200,000	3,200,000	
		Membership Units (12.4% Ownership)		991,676	991,676	
			4,000,000	4,991,676	4,991,676	5.5%
Chef'N Corporation	Culinary Products	Promissory Note (15% Cash, 3% optional PIK, Due 5/16/18)	4,725,000	4,725,000	4,725,000	
		Series A Preferred Stock (750,000 shares)		750,000	1,851,717	
			4,725,000	5,475,000	6,576,717	7.3%
City Gear, LLC	Footwear Retail	Promissory Note (13% Cash, Due 9/28/16)	3,807,693	3,807,693	3,807,900	
		Preferred Membership Interest (2.97% ownership)		1,142,307	1,642,584	
		Preferred Membership Interest Warrant		—	967,012	
			3,807,693	4,950,000	6,417,496	7.1%
Corporate Visions, Inc.	Sales & Marketing Services	Common Stock (1,500,000 shares)	1,500,000	1,500,000	4,446,274	
		Common Stock Warrant (302,433 shares)		—	809,504	
			1,500,000	1,500,000	5,255,778	5.8%
Fresh Foods Concepts, Inc.	Salsa Manufacturer	Promissory Note (13% Cash, 4% PIK, Due 11/30/15)	2,429,953	2,429,953	—	
		Class A Common Units (1,125 units)		1,125,000	—	
		Class C Common Unit Warrants (124 units)		32,073	—	
			2,429,953	3,587,026	—	0.0%
GA Communications, Inc.	Advertising & Marketing Services	Promissory Note (12.5% Cash, Due 4/14/17)	9,750,000	9,750,000	9,750,000	
		Series A Preferred Stock (1,498.5 shares)		1,498,500	1,645,500	
		Series B-1 Common Stock (150,000 shares)		1,500	2,444,625	
			9,750,000	11,250,000	13,840,125	15.3%

See accompanying notes.

F-91

`	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
Impresa Aerospace Holdings, LLC	Aerospace Parts Manufacturer	Promissory Note (12% Cash, 3% PIK, Due 4/28/16)	6,523,697	6,523,697	3,914,218	
		Class A Membership Units (675,000 units)		675,000	—	
		Class C Membership Units (237,836 units)		237,836	—	
			6,523,697	7,436,533	3,914,218	4.3%
J&J Produce Holdings, Inc.	Produce Distribution	Promissory Note (13% Cash, Due 7/16/18)	4,221,000	4,221,000	4,221,163	
		Common Stock (6,665 shares)		666,500	825,384	
		Common Stock Warrants (3,670 shares)		—	454,685	
			4,221,000	4,887,500	5,501,232	6.1%
LJS Partners, LLC	QSR Franchisor	Units of Participation (1,125,000 units)		1,125,000	11,333,625	
				1,125,000	11,333,625	12.5%
MJC Holdings, LLC	Specialty Clothing	Promissory Note (12% Cash 2% PIK, Due 1/16/18)	$6,434,994	$6,434,994	$ 6,434,994	
		Series A Preferred Units (1,700,000 units)		1,700,000	2,347,959	
			6,434,994	8,134,994	8,782,953	9.7%
MMI Holdings, LLC	Medical Devise Distributor	Promissory Note (12% Cash, Due 10/17/14)	2,600,000	2,600,000	2,600,000	
		Common Stock (45 shares)		—	187,000	
			2,600,000	2,600,000	2,787,000	3.1%
Source Capital Penray, LLC	Automotive Chemicals & Lubricants	Promissory Note (13% Cash, Due 2/17/17)	1,875,000	1,875,000	1,835,041	
		Membership Unit (10.2% ownership)		562,500	404,351	
		Common Stock Warrant (56.45 shares SC Penray, LLC)		—	222,870	
			1,875,000	2,437,500	2,462,262	2.7%
Source Capital SSCR, LLC	Suntan Lotion Manufacturer	Promissory Note (12% Cash, Due 7/6/17)	8,832,402	8,832,402	8,832,402	
		Preferred Membership Units		1,048,849	649,537	
		Common Stock Warrant (.75% Source Capital SSCR, LLC)		—	—	
			8,832,402	9,881,251	9,481,939	10.5%
Source Recycling, LLC	Metal Recycler	Promissory Note (13% Cash, Due9/2/16)	3,675,000	3,675,000	2,198,172	
		Membership Units (34,328.25 units)		1,042,963	—	
			3,675,000	4,717,963	2,198,172	2.4%
Sparus Holdings, Inc.	Energy Services	Promissory Note (12% Cash, Due 3/18/14)	3,500,000	3,500,000	3,500,000	
		Common Stock Warrant (1,745.27 shares)		—	—	
			3,500,000	3,500,000	3,500,000	3.9%

See accompanying notes.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
SCHEDULE OF INVESTMENTS
<u>December 31, 2012</u>

	Industry	Type of Investment	Principal Amount	Cost	Fair Value	Percent of Partners' Capital
AFFILIATED INVESTMENTS						
STX Healthcare Management Services, Inc.	Dentistry Services	Promissory Note (14% Cash, Due 7/31/15)	3,296,576	3,296,576	3,312,500	
		Common Stock (600,000 shares)		600,000	290,000	
		Common Stock Warrant (422,892 shares)		108,889	389,500	
			3,296,576	4,005,465	3,992,000	4.4%
Take 5 Oil Change, LLC	Quick Lube Services	Promissory Note (10% Cash, Due 11/28/16)	9,000,000	9,000,000	9,000,000	
		Common Stock (8,019 shares)		801,900	936,000	
			9,000,000	9,801,900	9,936,000	11.0%
Total Affiliated Investments			76,171,315	90,281,808	100,971,193	111.6%
KBP Investments, LLC	QSR Franchisee	Class A Preferred Stock (5,953 shares)		$ 5,953,846	$ 5,953,846	
		Class A Common Stock (273,898 shares)		—	15,875,834	
				5,953,846	21,829,680	24.1%
Micro Precision, LLC	Conglomerate	Promissory Note (10% Cash, Due 9/16/16)	$ 1,396,552	1,396,552	1,396,552	
		Promissory Note (14% Cash, 4% PIK, Due 9/16/16)	2,570,238	2,570,238	2,570,238	
		Common Stock (35 shares)		1,221,982	2,457,375	
			3,966,790	5,188,772	6,424,165	7.1%
On-Site Fuel Service, Inc.	Fuel Transportation Services	Promissory Note (14% Cash, 4% PIK, Due 12/19/16)	3,457,027	3,457,027	3,457,027	
		Preferred Stock (24,338 shares)		2,433,758	1,760,054	
		Common Stock (24,583 shares)		24,583	1,491,890	
		Preferred Stock Series B (1,760 shares)		1,755,957	—	
			3,457,027	7,671,325	6,708,971	7.4%
Tubular Textile Machinery, Inc.	Textile Equipment Manufacturer	Promissory Note (14% Cash, 3% PIK, Due 2/1/16)	4,950,229	4,950,229	4,951,500	
		Preferred Stock (750 shares)		750,000	825,750	
		Common Stock (225,000 shares)		750	548,250	
			4,950,229	5,700,979	6,325,500	7.0%
Total Affiliated Investments			12,374,046	24,514,922	41,288,316	45.6%
Total Investments			$126,559,411	154,948,248	190,245,008	210.2%

<u>See accompanying notes.</u>

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

CapitalSouth Partners SBIC Fund III, L.P. (the "Fund"), a Delaware limited partnership, is a closed-ended investment company licensed by the Small Business Administration ("SBA") as a Small Business Investment Company ("SBIC"). The Fund was organized to make mezzanine investments, primarily in later-stage, middle-market companies located in the southeastern and middle-Atlantic regions of the United States. The Fund held its initial closing on May 1, 2007. The final closing was held on December 31, 2010.

CapitalSouth Partners SBIC F-III, LLC, a North Carolina limited liability company, is the General Partner (the "General Partner"). The Fund's administrative and day-to-day operational services are provided by Phoenix Holdings-NC, Inc. (the "Management Company").

During 2009, the Fund received approval to operate as a Small Business Investment Company (SBIC) under the provisions of Section 301(c) of the Small Business Investment Act of 1958, as amended. As an SBIC, the Fund is subject to a variety of regulations concerning, among other things, the size and nature of the companies in which it may invest and the structure of those investments. The Fund managers believe that the Fund is in compliance with all SBA regulations.

The term of the Fund will end on December 31, 2023, the date of 13 years after the final close date. However, the General Partner may, with the approval of the SBA and a majority of limited partners, extend the term of the Fund as reasonably necessary to facilitate an orderly liquidation of the Fund's assets.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles ("GAAP"). In the opinion of management, the financial statements reflect all adjustments and reclassifications that are necessary for the fair presentation of financial results as of and for the periods presented.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Fund considers cash equivalents to be highly liquid investments with original maturities of three months or less at the date of purchase. Cash and cash equivalents include deposits in money market accounts. The Fund deposits its cash in financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Interest and Dividends Receivable

Interest and dividends receivable represent obligations due from portfolio companies upon presentation. Loans, debt securities, and preferred stock dividends are placed on non-accrual status when collection of interest is considered doubtful. At that time, the full amount of any interest and dividends receivable is either reversed or fully reserved.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Financing Fees

Costs incurred to issue the debentures guaranteed by the SBA are capitalized and are amortized over the term of the debt agreements under the straight-line method, which does not differ materially from the effective interest method.

Partners' Capital

The Fund has received capital commitments from the Limited Partner totaling $75,000,000, of which $50,248,290 (67%) has been contributed as of March 31, 2013.

Revenue Recognition

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Generally, when interest and/or principal payments on a loan become past due, or if the Fund otherwise does not expect the borrower to be able to service its debt and other obligations, the Fund will place the loan on non-accrual status, and will generally cease recognizing interest income on that loan for financial reporting purposes, until all principal and interest has been brought current through payment or due to a restructuring such that the interest income is deemed to be collectible. The fund writes off any previously accrued and uncollected interest when it is determined that interest is no longer considered collectible. Dividend income is recognized on the date dividends are declared. Origination, amendment, closing and/or commitment fees associated with investments in portfolio companies are recognized as income when the investment transaction closes. Prepayment penalties received by the Fund for debt instruments repaid prior to maturity date are recorded as income upon receipt.

The Fund holds debt investments in its portfolio that contain a payment-in-kind ("PIK") interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on the accrual basis to the extent that such amounts are expected to be collected. PIK interest is not accrued if the Fund does not expect the issuer to be able to pay all principal and interest when due.

Realized and Unrealized Gains or Losses on Investments

Realized gains or losses recorded upon disposition or impairment of investments are calculated on the difference between the net proceeds from disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. The Fund reports changes in fair value of investments as a component of the net change in unrealized appreciation (depreciation) on investments in the accompanying statements of operations.

Investment Classification

In accordance with the provisions of the Investment Company Act of 1940 (the "Act"), the Fund classifies investment by level of control. As defined in the 1940 Act, "Control Investments" are investments in those companies that the Fund is deemed to "Control." "Affiliate Investments" are investments in those companies that are "Affiliated Companies" of the Fund, as defined in the 1940 Act, other than Control Investments. "Non-Control/Non-Affiliate Investments" are those investments that are neither control Investments nor affiliate Investments. Generally under the 1940 Act, the Fund is deemed to control a company in which it has invested if the Fund owns more than 25% of the voting securities of such company and/or has greater than 50%

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

representation on its board, or has the power to exercise control over management or policies of such portfolio company. The Fund is deemed to be an affiliate of a company in which the Fund has invested if it owns between 5% and 25% of the voting securities of such company.

Income Taxes

Earnings of the Fund are taxed directly to the partners; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Fund has determined that it does not have any material unrecognized tax benefits or obligations as of March 31, 2013. Fiscal years ending on or after December 31, 2010 remain subject to examination by federal and state tax authorities.

Valuation of Investments

The Fund has established and documented processes and methodologies for determining the fair values of portfolio investments on a recurring basis in accordance with ASC Topic 820—*Fair Value Measurements and Disclosures* ("ASC Topic 820"). Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available or reliable, valuation techniques are applied.

Recently Issued Accounting Standards

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurements*, (Topic 820), *Amendments to Achieve Common Fair Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes the application of some requirements for measuring fair value and requires additional disclosure for fair value measurements categorized in Level 3 of the fair value hierarchy. ASU 2011-04 was effective for interim and annual periods beginning after December 15, 2011. The Fund adopted this standard on January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Fund's process for measuring fair values or on the Fund's financial statements, other than inclusion of additional required disclosures.

NOTE C - PORTFOLIO COMPANY INVESTMENTS

The Fund's portfolio investments principally consist of secured and unsecured debt, equity warrants and direct equity investment in privately held companies. The debt investments may or may not be secured by either first or second lien on the assets of the portfolio company. The debt investment generally bears interest at a fixed rate, and generally matures between five and seven years from the original investment. In connection with a debt investment, the Fund may also receive equity warrants and/or make direct equity investments. The Fund's warrants or equity investment may be in a holding company related to the portfolio company.

As of March 31, 2013, the Fund had debt and equity investments in 30 portfolio companies with an aggregate fair value of $195,505,775 and a weighted average effective yield on its debt investments of 13.6%. At March 31, 2013, the Fund held equity or warrant ownership in 100% of its portfolio companies. As of December 31, 2012, the Fund had debt and equity investments in 30 portfolio companies with an aggregate fair value of $190,245,008 and a weighted average effective yield on its debt investments of 13.4%. At December 31, 2012 the Fund held equity or warrant ownership in 100.0% of its portfolio companies. The weighted average yields were computed using the effective interest rates for all debt investments at cost as of March 31, 2013 and December 31, 2012, including accretion of original issue discount and any accumulated PIK interest.

NOTE C - PORTFOLIO COMPANY INVESTMENTS (Continued)

Purchases of debt and equity investments for the three months ending March 31, 2013 and March 31, 2012 totaled $15,759,566 and $4,500,000, respectively.

Investments by type with corresponding percentage of total portfolio investments consisted of the following:

	AT COST			
	March 31, 2013	%	December 31, 2012	%
Senior secured	$ 40,634,470	25.2%	$ 35,873,918	23.1%
Subordinated debt	88,977,001	55.3%	88,285,461	57.0%
Equity	31,284,421	19.4%	30,635,407	19.8%
Warrants*	153,462	0.1%	153,462	0.1%
	$161,049,354	100.0%	$154,948,248	100.0%

	AT FAIR VALUE			
	March 31, 2013	%	December 31, 2012	%
Senior secured	$ 41,334,297	21.2%	$ 36,578,131	19.2%
Subordinated debt	81,719,838	41.8%	81,713,003	43.0%
Equity	48,735,990	24.9%	48,294,522	25.4%
Warrants*	23,715,650	12.1%	23,659,352	12.4%
	$195,505,775	100.0%	$190,245,008	100.0%

* *In addition to unexercised warrant securities, this classification includes all equity securities that have been obtained through the exercise of warrants.*

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the periods ended March 31, 2013 and 2012:

	Loans and Debt Securities	Equity Securities	Warrants*	Total
Balance, January 1, 2012	$101,085,341	$24,992,439	$10,631,858	$136,709,638
Purchases	3,250,000	1,250,000		4,500,000
Proceeds received	(400,841)	—		(400,841)
Other	4,846			4,846
PIK interest	96,150	—		96,150
Accretion of OID	9,698			9,700
Unrealized gains (losses)	(475,628)	3,037,149	946,797	3,508,318
Balance, March 31, 2012	$103,569,566	$29,279,588	$11,578,655	$144,427,811
Balance January 1, 2013	$118,291,134	$48,294,522	$23,659,352	$190,245,008
Purchases	15,110,552	649,014	—	15,759,566
Proceeds received	(9,750,000)	—	—	(9,750,000)
PIK interest	82,975	—	—	82,975
Accretion of OID	8,566	—	—	8,566
Unrealized gains (losses)	(689,092)	(207,546)	56,298	(840,340)
Balance, March 31, 2013	$123,054,135	$48,735,990	$23,715,650	$195,505,775

NOTE C - PORTFOLIO COMPANY INVESTMENTS (Continued)

*   *In addition to unexercised warrant securities, this classification includes all equity securities that have been obtained through the exercise of warrants.*

All investments made by the Fund as of March 31, 2013 and December 31, 2012 were made in portfolio companies located in the U.S. The geographic composition is determined by the location of the corporate headquarters of the portfolio company, which may not be indicative of the primary source of the portfolio company's business. The following tables show portfolio composition by geographic region at cost and fair value and as a percentage of total investments.

	AT COST			
	March 31, 2013	%	December 31, 2012	%
South	$ 91,505,219	56.8%	$ 96,171,890	62.0%
West	44,300,461	27.5%	33,572,129	21.7%
Midwest	10,737,500	6.7%	10,797,494	7.0%
Northeast	14,506,174	9.0%	14,406,735	9.3%
	$161,049,354	100.0%	$154,948,248	100.0%

	AT FAIR VALUE			
	March 31, 2013	%	December 31, 2012	%
South	$124,559,089	63.7%	$130,596,759	68.6%
West	45,581,251	23.3%	34,787,822	18.3%
Midwest	12,031,125	6.2%	11,523,840	6.1%
Northeast	13,334,310	6.8%	13,336,587	7.0%
	$195,505,775	100.0%	$190,245,008	100.0%

At March 31, 2013, the Fund had one portfolio company investment that represented more than 10.0% of the total investment portfolio. This investment represented 10.7% of the fair value of the portfolio and 3.7% of the cost as of March 31, 2013. At December 31, 2012, the Fund had one portfolio company investment that represented more than 10.0% of the total investment portfolio. This investment represented 11.5% of the fair value and 3.8% of the cost as of December 31, 2012.

During 2011, the Fund exited its equity position in various portfolio companies. The Fund may receive additional proceeds from this sale, which are currently held in escrow. Release of these escrow funds is contingent upon certain indemnifications as stated in the stock redemption agreements. Therefore, the escrow balance, totaling approximately $566,250 at March 31, 2013 and December 31, 2012, has been fully reserved and no gain will be realized on the escrowed funds until release.

NOTE D - VALUATION OF INVESTMENTS

Under ASC Topic 820, portfolio investments recorded at fair value in the financial statements are classified within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value, as defined below:

• **Level 1 -** Inputs are unadjusted, quoted prices in active market for identical assets or liabilities.

NOTE D - VALUATION OF INVESTMENTS (Continued)

- **Level 2 -** Inputs include quoted prices for similar assets in active markets or that are quoted prices for identical or similar assets in markets that are not active and inputs that are observable, either directly or indirectly, for substantially the full term, if applicable, of the investment.

- **Level 3 -** Inputs include those that are both unobservable and significant to the overall fair value measurement.

An investment's classification within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Fund's investment portfolio is comprised of debt and equity securities of privately held companies for which quoted prices falling within the categories of Level 1 and Level 2 inputs are not available. Therefore, the Fund determines the fair value of its investments in good faith using Level 3 inputs, pursuant to a valuation policy and process that is established by the management of the Fund with assistance of certain third-party advisors and subsequently approved by the Fund's General Partner. There is no single standard for determining fair value in good faith, as fair value depends upon the specific circumstances of each individual investment. The recorded fair values of the Fund investment may differ significantly from fair values that would have been used, had an active market for the securities existed. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

The ranges and weighted average values of the significant Level 3 inputs used in the valuation of the Fund's debt and equity securities at March 31, 2013 are summarized as follows:

	Fair Value	Valuation Model	Level 3 Input	Range of Inputs	Weighted Average
Subordinated debt and second lien notes	$74,159,598	Income approach	Required rate of return Leverage ratio Adjusted EBITDA	12.0% - 18.0% 1.6x - 5.3x $1.9 million - $31.8 million	14.2% 3.2x $11.3 million
Subordinated debt and second lien notes	$ 7,560,239	Enterprise value Waterfall approach	Adjusted EBITDA multiple Adjusted EBITDA	4.0x - 7.0x $0.6 million - $2.6 million	6.8x $2.0 million
Senior debt and first lien notes	$41,334,297	Income approach	Required rate of return Leverage ratio Adjusted EBITDA	10.0% - 22.5% 2.2x - 4.6x $0.3 million - $14.4 million	11.7 3.1x $7.8 million
Equity shares and warrants	$72,451,641	Enterprise value Waterfall approach	A1djusted EBITDA multiple Adjusted EBITDA	4.0x - 10.5x $0.3 million - $33.6 million	7.1x $14.8 million

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE D - VALUATION OF INVESTMENTS (Continued)

The ranges and weighted average values of the significant Level 3 inputs used in the valuation of the Fund's debt and equity securities at December 31, 2012 are summarized as follows:

	Fair Value	Valuation Model	Level 3 Input	Range of Inputs	Weighted Average
Subordinated debt and second lien notes	$75,600,613	Income approach	Required rate of return Leverage ratio Adjusted EBITDA	11.6% - 18.0% 1.7x - 5.8x $1.9 million - $31.7 million	13.9% 3.2x $11.6 million
Subordinated debt and second lien notes	$ 6,112,390	Enterprise value Waterfall approach	Adjusted EBITDA multiple Adjusted EBITDA	4.0x - 6.5x $0.6 million - $3.8 million	5.9x $2.7 million
Senior debt and first lien notes	$36,578,131	Income approach	Required rate of return Leverage ratio Adjusted EBITDA	9.0% - 22.5% 2.2x - 18.3x $0.1 million - $13.4 million	11.80% 3.5x $6.5 million
Equity shares and warrants	$71,953,874	Enterprise value Waterfall approach	Adjusted EBITDA multiple Adjusted EBITDA	4.0x - 10.5x $0.6 million - $34.3 million	7.1x $14.7 million

NOTE E - DEBT

SBA-Guaranteed Debentures

The Fund uses debenture leverage provided through the SBA to fund a portion of its investment purchases. The SBA has made commitments to guarantee $150,000,000 in the form of debenture securities to the Fund. There were no unused commitments as of March 31, 2013.

As of March 31, 2013 and December 31, 2012, the Fund's issued and outstanding SBA-guaranteed debentures mature as follows:

Date of Pooling	Fixed Maturity Date	Interest Rate	March 31, 2013	December 31, 2012
September 1, 2010	September 1, 2020	3.215%	$ 3,000,000	$ 3,000,000
September 1, 2010	September 1, 2020	3.215%	4,000,000	4,000,000
September 1, 2010	September 1, 2020	3.215%	4,000,000	4,000,000
September 1, 2010	September 1, 2020	3.215%	4,000,000	4,000,000
September 1, 2010	September 1, 2020	3.215%	4,000,000	4,000,000
March 1, 2011	March 1, 2021	4.084%	5,000,000	5,000,000
March 1, 2011	March 1, 2021	4.084%	5,000,000	5,000,000
March 1, 2011	March 1, 2021	4.084%	4,000,000	4,000,000
March 1, 2011	March 1, 2021	4.084%	18,000,000	18,000,000
March 1, 2011	March 1, 2021	4.084%	14,000,000	14,000,000
March 1, 2012	March 1, 2022	2.766%	25,000,000	25,000,000
March 1, 2012	March 1, 2022	2.766%	35,000,000	35,000,000
March 1, 2013	March 1, 2023	2.351%	25,000,000	—
			$150,000,000	$125,000,000

NOTE E - DEBT (Continued)

SBA-Guaranteed Debentures (Continued)

In addition to the stated interest rate, the SBA charges an annual administrative fee depending on the year in which the SBA issued its commitment. The annual administrative fee consisted of the following: 0.285% on $75,000,000 of the pooled debentures at March 31, 2013 and December 31, 2012; and 0.515% on $75,000,000 and $15,000,000 of the pooled debentures at March 31, 2013 and December 31, 2012, respectively, depending on the year in which the SBA issued its commitment.

The Fund is required to comply with SBA rules and regulations applicable to licensees at all times while this debt is outstanding. These debentures are subject to the terms and conditions set forth in the SBA regulations, with which management believes the Fund is in compliance at March 31, 2013.

As of March 31, 2013 and December 31, 2012, if the Fund had adopted the fair value option under ASC Topic 825—*Financial Instruments* for all of its SBA-guaranteed debentures, the Fund estimates the fair value of its SBA-guaranteed debentures would be approximately $116,100,000, or $8,900,000 less than the $125,000,000 face value of the SBA-guaranteed debentures. These estimates are based on the Fund's borrowing rate as of March 31, 2013 and December 31, 2012, which are considered Level 3 inputs.

NOTE F - DISTRIBUTIONS

The Fund will distribute (a) dividends, interest and other ordinary investment income (including income from the Fund's investments in short-term instruments and deposits); and (b) proceeds received by the Fund upon maturity or disposition of the Fund's investments in portfolio companies (collectively, "net proceeds") at least annually, provided that, however, as an SBIC, the Fund generally will not be permitted to distribute any portion of net proceeds representing capital contributions to the Fund prior to the Fund's dissolution, and unless consented to by the SBA, and there remains no SBA leverage outstanding. The Fund may use such capital that is not returned to the Fund's partners to make additional investments in portfolio companies.

All distributions are subject to the Fund having available cash, and such distributions will be reduced by selling expenses and proceeds being retained by the General Partner to pay the expenses and liabilities of the Fund (including management fees and write-downs of portfolio company investments as determined under the Small Business Investment Act of 1958, as amended, and the rules, regulations and policies issued or announced thereunder).

Distributions of net proceeds and distributions representing a return of the partners' capital contributions will be made to the partners pro rata in accordance with their respective capital accounts.

NOTE G - MANAGEMENT FEE

The Management Company is responsible for most of the routine operating expenses of the Fund and is entitled to a quarterly management fee. The management fee for each fiscal quarter is the lessor of (a) an amount equal to an annual rate of 0.625% of the sum of (i) the Fund's regulatory capital and (ii) the amount of an assumed two tiers of outstanding leverage based on such regulatory capital, or (b) an amount negotiated between the General Partner and the Management Company. The management fee can be reduced by certain fees ultimately received by the Management Company from the portfolio companies. Payments of the management fee are made quarterly in advance. Certain direct expenses such as legal, audit, tax, and limited partner expense will be the responsibility of the Fund. The management fees for March 31, 2013 and 2012, were $500,124 and $632,500 respectively.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE H - CONCENTRATION OF CREDIT RISK

The Fund's portfolio investment companies are located throughout the United States. As a result, any adverse impact on the economy of these regions could adversely impact the Fund's results of operations and financial position. The Fund has cash balances on deposit with local and regional banks in excess of the FDIC limit at March 31, 2013 and December 31, 2012

Management of the Fund seeks investment opportunities that offer the possibility of attaining substantial capital appreciation. Certain events particular to each industry in which the Fund's investments conduct operations, as well as general economic conditions, may have a significant negative impact on the investees' operations and profitability. Such events are beyond the Fund's control, and the likelihood that they may occur and the effect on the Fund cannot be predicted.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Fund may be subject to lawsuits, tax examinations or other claims arising out of the normal course of business. While the ultimate result of any unasserted claim cannot be determined, the General Partner does not expect that the disposition of any such matters would have a material adverse effect on the financial position or results of operations of the Fund.

NOTE J - RELATED-PARTY TRANSACTIONS

At March 31, 2013 and December 31, 2012, the Fund had the following receivables from (payables to) related parties relating to certain capital contributions, management fees, and reimbursable expenses:

	March 31, 2013	December 31, 2012
CapitalSouth Partners Fund III, L.P.	$1,307,022	$1,062,022
CapitalSouth Corporation	155,000	155,000
Phoenix Holdings-NC, Inc.	321,670	16,799
Other	2,166	2,166
	$1,785,858	$1,235,987

These amounts are reflected in the accompanying statements of financial position under the caption, "Due from related parties."

At times, the Fund maintains deposit accounts and certificates of deposit with financial institutions that are limited partners of the Fund's 100% parent. Total deposits with these financial institutions were approximately $39,349,238 and $20,444,352 as of March 31, 2012 and December 31, 2012 respectively.

CAPITALSOUTH PARTNERS SBIC FUND III, L.P.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE K - FINANCIAL HIGHLIGHTS

Financial highlights were as follows:

	Period Ending[1]	
Ratio to Average Net Assets:[2]	**March 31, 2013**	**March 31, 2012**
Total expenses	**9.02%**	**9.27%**
Net investment income	**12.19%**	**11.68%**
Total return[3]	**8.10%**	**32.62%**

[1] *The ratios represent the amounts for the SBIC Fund III Limited Partners only.*
[2] *Average net assets are based on the beginning and ending amounts of the LTM period then ending; amounts and ratios for three month period then ending have been annualized.*
[3] *Total return based upon the net increase (decrease) in net assets resulting from operations during the period divided by average net assets. A limited partner's return may vary from these returns based on participation in different expense arrangements (as applicable).*

NOTE L - SUBSEQUENT EVENT

In May 2013, management has filed with the SEC an N-2 registration filing to pursue the formation of a Business Development Company (BDC). In this proposed transaction, the Fund will be acquired by Capitala Finance Corp (the BDC). Late in 2012, the Fund received the required amount of consents from the Limited Partners to pursue this transaction.